FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of February, 2023
Commission File Number: 001-12518

Banco Santander, S.A.
(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ☐            No  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ☐            No  ☒

BANCO SANTANDER, S.A.
________________________

TABLE OF CONTENTS

Item 1. January - December 2022 Financial Report	3

Here. Now.

Financial Report

January - December

santander.com

Santander

January - December	2022

This report was approved by the board of directors on 1 February 2023, following a favourable report from the audit committee. Important information regarding this report can be found on pages 88 and 89.

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix

Key consolidated data

BALANCE SHEET (EUR million)	Dec-22	Sep-22%		Dec-22	Dec-21%		Dec-20
Total assets	1,734,659	1,815,792	(4.5)	1,734,659	1,595,835	8.7	1,508,250
Loans and advances to customers	1,036,004	1,067,466	(2.9)	1,036,004	972,682	6.5	916,199
Customer deposits	1,025,401	1,008,800	1.6	1,025,401	918,344	11.7	849,310
Total funds	1,255,660	1,241,548	1.1	1,255,660	1,153,656	8.8	1,056,127
Total equity	97,585	99,312	(1.7)	97,585	97,053	0.5	91,322
Note: Total funds includes customer deposits, mutual funds, pension funds and managed portfolios.

INCOME STATEMENT (EUR million)	Q4'22	Q3'22%		2022	2021	%	2020
Net interest income	10,159	10,051	1.1	38,619	33,370	15.7	31,994
Total income	13,523	13,474	0.4	52,117	46,404	12.3	44,279
Net operating income	7,215	7,314	(1.4)	28,214	24,989	12.9	23,149
Profit before tax	3,489	3,846	(9.3)	15,250	14,547	4.8	(2,076)
Profit attributable to the parent	2,289	2,422	(5.5)	9,605	8,124	18.2	(8,771)
Changes in constant euros:
Q4'22 / Q3'22: NII: +6.0%; Total income: +4.3%; Net operating income: +2.0%; Profit before tax: -6.0%; Attributable profit: -1.8%.
2022 / 2021: NII: +9.0%; Total income: +5.8%; Net operating income: +4.9%; Profit before tax: -3.9%; Attributable profit: +8.5%.

EPS, PROFITABILITY AND EFFICIENCY (%)	Q4'22	Q3'22%		2022	2021	%	2020
EPS (euros)	0.130	0.137	(5.2)	0.539	0.438	23.1	(0.538)
RoE	10.11	10.64		10.67	9.66		(9.80)
RoTE	12.76	13.38		13.37	11.96		1.95
RoA	0.57	0.61		0.63	0.62		(0.50)
RoRWA	1.64	1.75		1.77	1.69		(1.33)
Efficiency ratio	46.6	45.6		45.8	46.2		47.0

UNDERLYING INCOME STATEMENT [1] (EUR million)	Q4'22	Q3'22%		2022	2021	%	2020
Net interest income	10,159	10,051	1.1	38,619	33,370	15.7	31,994
Total income	13,525	13,509	0.1	52,154	46,404	12.4	44,600
Net operating income	7,217	7,349	(1.8)	28,251	24,989	13.1	23,633
Profit before tax	3,489	3,846	(9.3)	15,250	15,260	(0.1)	9,674
Profit attributable to the parent	2,289	2,422	(5.5)	9,605	8,654	11.0	5,081
Changes in constant euros:
Q4'22 / Q3'22: NII: +6.0%; Total income: +4.0%; Net operating income: +1.5%; Profit before tax: -6.0%; Attributable profit: -1.8%.
2022 / 2021: NII: +9.0%; Total income: +5.9%; Net operating income: +5.0%; Profit before tax: -8.0%; Attributable profit: +2.3%.

UNDERLYING EPS AND PROFITABILITY [1] (%)	Q4'22	Q3'22%		2022	2021	%	2020
Underlying EPS (euros)	0.130	0.137	(5.2)	0.539	0.468	15.0	0.262
Underlying RoE	10.11	10.64		10.67	10.29		5.68
Underlying RoTE	12.76	13.38		13.37	12.73		7.44
Underlying RoA	0.57	0.61		0.63	0.65		0.40
Underlying RoRWA	1.64	1.75		1.77	1.78		1.06

January - December 2022	3

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix

SOLVENCY (%)	Dec-22	Sep-22	Dec-22	Dec-21	Dec-20
Fully-loaded CET1 ratio	12.04	12.10	12.04	12.12	11.89
Fully-loaded total capital ratio	15.81	16.00	15.81	16.41	15.73

CREDIT QUALITY (%)	Q4'22	Q3'22	2022	2021	2020
Cost of risk[2]	0.99	0.86	0.99	0.77	1.28
NPL ratio	3.08	3.08	3.08	3.16	3.21
Total coverage ratio	68	70	68	71	76

MARKET CAPITALIZATION AND SHARES	Dec-22	Sep-22%		Dec-22	Dec-21%		Dec-20
Shares (millions)	16,794	16,794	0.0	16,794	17,341	(3.2)	17,341
Share price (euros)	2.803	2.398	16.9	2.803	2.941	(4.7)	2.538
Market capitalization (EUR million)	47,066	40,265	16.9	47,066	50,990	(7.7)	44,011
Tangible book value per share (euros)	4.26	4.31		4.26	4.12		3.79
Price / Tangible book value per share (X)	0.66	0.56		0.66	0.71		0.67

CUSTOMERS (thousands)	Q4'22	Q3'22%		2022	2021	%	2020
Total customers	159,843	159,384	0.3	159,843	152,943	4.5	148,256
Loyal customers	27,490	26,841	2.4	27,490	25,548	7.6	22,838
Loyal retail customers	25,298	24,674	2.5	25,298	23,359	8.3	20,901
Loyal SME & corporate customers	2,191	2,167	1.1	2,191	2,189	0.1	1,938
Digital customers	51,470	50,451	2.0	51,470	47,489	8.4	42,362
Digital sales / Total sales (%)	54.0	55.5		55.1	54.4		44.3

OTHER DATA	Dec-22	Sep-22%		Dec-22	Dec-21%		Dec-20
Number of shareholders	3,915,388	3,928,568	(0.3)	3,915,388	3,936,922	(0.5)	4,018,817
Number of employees	206,462	203,376	1.5	206,462	199,177	3.7	193,226
Number of branches	9,019	9,134	(1.3)	9,019	9,229	(2.3)	10,586

1. In addition to financial information prepared in accordance with International Financial Reporting Standards (IFRS) and derived from our consolidated financial statements, this report contains certain financial measures that constitute alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures, including the figures related to “underlying” results, which do not include the items recorded in the separate line of “net capital gains and provisions”, above the line of profit attributable to the parent. Further details are provided in the “Alternative performance measures” section of the appendix to this report.

For further details on the APMs and non-IFRS measures used, including their definition or a reconciliation between any applicable management indicators and the financial data presented in the annual consolidated financial statements prepared under IFRS, please see our 2021 Annual Financial Report, published in the CNMV on 25 February 2022, our 20-F report for the year ending 31 December 2021 filed with the SEC in the United States on 1 March 2022, as updated by the Form 6-K filed with the SEC on 8 April 2022 in order to reflect our new organizational and reporting structure, as well as the “Alternative performance measures” section of the appendix to this report.

2. Allowances for loan-loss provisions over the last 12 months / Average loans and advances to customers over the last 12 months.

4	January - December 2022

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix

Our business model is based on three pillars

01. Customer focus	02. Our scale	03. Diversification
Deepening the relationships with our customers	Local scale and global reach	Geographic and business diversification

Top 3 NPS[1] in 8 markets	Top 3 in lending[2] in 10 of our markets	Balanced profit distribution[3]

North America
25%
Europe
33%
31%
South America
11%
Digital Consumer Bank

SCIB

WM&I

PagoNxt

160 mn total customers

1. NPS – internal benchmark of individual customers' satisfaction audited by Stiga / Deloitte in H2'22.	2. Market share in lending as of September 2022 including only privately-owned banks. UK benchmark refers to the mortgage market. Digital Consumer Bank (DCB) refers to auto in Europe.	3. 2022 underlying attributable profit by region. Operating areas excluding Corporate Centre.
Our business model remains a source of great strength and resilience
Our corporate culture
The Santander Way remains unchanged to continue to deliver for all our stakeholders

Our purpose To help people and businesses prosper.

Our aim To be the best open financial services platform, by acting responsibly and earning the lasting loyalty of our people, customers, shareholders and communities.

Our how Everything we do should be Simple, Personal and Fair.

January - December 2022	5

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix
Group performance

HIGHLIGHTS OF THE PERIOD

Attributable profit

+18 %

2021
EUR 8,124 mn

2022
EUR 9,605 mn

+8 % in constant euros

Underlying attributable profit

+11 %

2021
EUR 8,654 mn

2022
EUR 9,605 mn

+2 % in constant euros

▶
In Q4'22, attributable profit amounted to EUR 2,289 million, lower than in the third quarter due to the DGF contribution in Spain and the Bank Levy in the UK and the settlement agreed with the FCA regarding Anti-Money Laundering (AML) controls prior to 2017 in the UK.

▶
In 2022, attributable profit rose to EUR 9,605 million, 18% more than 2021 (+8% in constant euros), a new record.
Underlying profit also amounted to EUR 9,605 million, 11% higher year-on-year (+2% in constant euros) than underlying profit in 2021 (which excluded a net charge for restructuring costs of EUR 530 million).

▶
In a year with significant inflationary pressures and tighter central bank monetary policy, we continued to drive our growth strategy focused on creating value for our shareholders. We delivered on this strategy, achieving the financial targets announced at the beginning of the year.

▶
In November, as part of the 2022 shareholder remuneration policy, the bank paid a cash dividend charged to 2022 results of EUR 5.83 cents per share.
In addition, in December 2022 and January 2023 we repurchased EUR 979 million of shares in a buyback programme, equivalent to approximately 2% of the share capital.

▶
The bank's board shall propose to the AGM and disclose on the date the meeting the final terms of the remaining remuneration to shareholders charged to 2022 results, in line with the current payout policy of approximately 40% of the Group's underlying profit, divided approximately equally between cash dividends and share repurchases. As a consequence, the dividend per share paid in cash[2] against 2022 results is estimated to be 16% greater than the one paid against 2021 results.

▶
TNAV per share was EUR 4.26, with 6% growth year-on-year including the cash dividends per share paid in May and November 2022. In the quarter, the TNAV per share fell 1%, affected by the depreciation of several currencies against the euro in the last few weeks of the year.

▶	The Group mobilized close to EUR 91 billion in green finance between 2019 and 2022. The Group's target is to mobilize EUR 120 billion by 2025 and EUR 220 billion by 2030.

▶	Santander is one of the leaders in renewable energy financing. We continued to help our customers in their green transitions with, for example, the financing of fully-electric vehicles.

▶	In 2022, we granted EUR 900 million in loans through our microfinance programmes in Latin America. Our financial inclusion proposition already exceeded 10 million financially empowered people since 2019, achieving our 2025 target three years in advance.

▶	Santander was named among the most sustainable banks in the world in the Dow Jones Sustainability World Index 2022.
2. Santander's 2022 shareholder remuneration policy is c.40% payout split in approximately equal parts (cash and share buybacks). Cash DPS estimated as 20% of the profit for the year. Implementation of the shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals.

6	January - December 2022

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix
Group performance

GROWTH

Customers: **160 million**

+7 million

Loans and advances to customers

+5%

Customer funds

+6%

Net interest income

+9%

Net fee income

+7%

Note: changes vs. 2021 in constant euros

▶	Total customers amounted to 160 million, +7 million compared to last year. Loyal customers reached 27 million, 8% higher year-on-year.

▶	Digital adoption continued to be key, and we now have 51 million digital customers, an 8% increase since 2021. In 2022, 55% of sales and 80% of transactions were made through digital channels.

▶
Business volumes continued to grow in an uncertain year. In this environment, loans and advances to customers increased 6% year-on-year (+5% in constant euros). Customer funds rose 7% year-on-year (+6% in constant euros).

▶
Greater activity, together with higher interest rates and margin management, were reflected in the 16% rise in net interest income and a 12% increase in net fee income (+9% and +7%, respectively, in constant euros).

PROFITABILITY

▶	The increase in profit, underpinned by the positive performance across regions, Digital Consumer Bank (DCB) and the global businesses, was reflected in higher profitability.

▶	Sustained earnings per share, which rose +23% year-on-year to EUR 53.9 cents (15% higher than 2021 underlying EPS).

▶	RoTE was 13.4% and RoRWA was 1.77%, both clearly exceeding 2021 figures.

STRENGTH

▶
Regarding credit quality, the cost of risk stood at 0.99%, in line with our 1% target (0.77% in 2021). This increase was driven by the macroeconomic environment update (which led to new provisions in Spain, the UK and the US), greater coverage of the Swiss franc mortgage portfolio in Poland and higher provisions in Brazil, partly driven by a single name in CIB in the fourth quarter.

▶	The NPL ratio stood at 3.08%, 8 bps lower year-on-year, mainly due to the good performance in Europe and Digital Consumer Bank.

▶	Total loan-loss reserves reached EUR 23,418 million, with a coverage of 68%.

▶
The fully-loaded CET1 ratio was 12.04%.
In the quarter, there were 40 bps of gross organic generation and a 23 bp charge for a future cash dividend payment against 2022 results and the impact of the first share buyback programme. In addition, there were negative impacts mainly from models and market performance.

1.Including acquisition of SC USA minority interest and Amherst Pierpont Securities completed at the beginning of 2022.

January - December 2022	7

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix
Income statement

GRUPO SANTANDER RESULTS

Grupo Santander. Summarized income statement
EUR million
			Change				Change
	Q4'22	Q3'22%		% excl. FX	2022	2021	%	% excl. FX
Net interest income	10,159	10,051	1.1	6.0	38,619	33,370	15.7	9.0
Net fee income (commission income minus commission expense)	2,923	3,015	(3.1)	1.8	11,790	10,502	12.3	6.7
Gains or losses on financial assets and liabilities and exchange differences (net)	538	372	44.6	64.5	1,653	1,563	5.8	2.6
Dividend income	66	87	(24.1)	(23.4)	488	513	(4.9)	(5.0)
Share of results of entities accounted for using the equity method	201	189	6.3	6.3	702	432	62.5	55.8
Other operating income / expenses	(364)	(240)	51.7	146.7	(1,135)	24	—	—
Total income	13,523	13,474	0.4	4.3	52,117	46,404	12.3	5.8
Operating expenses	(6,308)	(6,160)	2.4	7.0	(23,903)	(21,415)	11.6	7.0
Administrative expenses	(5,558)	(5,367)	3.6	8.0	(20,918)	(18,659)	12.1	7.4
Staff costs	(3,422)	(3,177)	7.7	11.7	(12,547)	(11,216)	11.9	7.5
Other general administrative expenses	(2,136)	(2,190)	(2.5)	2.6	(8,371)	(7,443)	12.5	7.1
Depreciation and amortization	(750)	(793)	(5.4)	0.8	(2,985)	(2,756)	8.3	4.7
Provisions or reversal of provisions	(576)	(370)	55.7	75.9	(1,881)	(2,814)	(33.2)	(33.6)
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net)	(3,027)	(3,073)	(1.5)	—	(10,863)	(7,407)	46.7	36.1
Impairment on other assets (net)	(153)	(25)	512.0	536.3	(239)	(231)	3.5	0.6
Gains or losses on non-financial assets and investments, net	10	6	66.7	66.7	12	53	(77.4)	(81.4)
Negative goodwill recognized in results	—	—	—	—	—	—	—	—
Gains or losses on non-current assets held for sale not classified as discontinued operations	20	(6)	—	(410.1)	7	(43)	—	(115.1)
Profit or loss before tax from continuing operations	3,489	3,846	(9.3)	(6.0)	15,250	14,547	4.8	(3.9)
Tax expense or income from continuing operations	(948)	(1,164)	(18.6)	(15.7)	(4,486)	(4,894)	(8.3)	(16.6)
Profit from the period from continuing operations	2,541	2,682	(5.3)	(1.8)	10,764	9,653	11.5	2.6
Profit or loss after tax from discontinued operations	—	—	—	—	—	—	—	—
Profit for the period	2,541	2,682	(5.3)	(1.8)	10,764	9,653	11.5	2.6
Profit attributable to non-controlling interests	(252)	(260)	(3.1)	(2.5)	(1,159)	(1,529)	(24.2)	(29.2)
Profit attributable to the parent	2,289	2,422	(5.5)	(1.8)	9,605	8,124	18.2	8.5

EPS (euros)	0.130	0.137	(5.2)		0.539	0.438	23.1
Diluted EPS (euros)	0.131	0.137	(4.1)		0.539	0.436	23.4

Memorandum items:
Average total assets	1,789,313	1,769,904	1.1		1,720,273	1,563,899	10.0
Average stockholders' equity	90,574	91,044	(0.5)		89,986	84,133	7.0

8	January - December 2022

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix
Income statement

Executive summary

Profit.		Performance.

Strong profit growth underpinned by our geographic and business diversification		Profit supported by growth in revenues, improved efficiency and controlled cost of risk
Attributable profit		Total income	Costs	Provisions
EUR 9,605 mn	+18% in euros	+12%	+12%	+41%	in euros
	+8% in constant euros	+6%	+7%	+31%	in constant euros

Efficiency		Profitability

The Group's efficiency ratio improved driven by Europe		Strong improvement in our profitability
Group	Europe	RoTE		RoRWA
45.8%	47.3%	13.4%		1.77%
-0.4 pp	-4.9 pp	+1.4 pp	+0.6 pp [1]	+0.08 pp	-0.01 pp [2]
Changes vs. 2021.		1. vs. underlying RoTE.		2. vs. underlying RoRWA.

è Results performance compared to 2021
The Group presents, both at the total level and for each of the business units, the changes in euros produced in the income statement, as well as variations excluding the exchange rate effect (FX), on the understanding that the latter provide a better analysis of the Group’s management of the country units. For the Group as a whole, exchange rates had a positive impact of 6 pp in revenue and 5 pp in costs.
▶ Total income
Total income amounted to EUR 52,117 million in 2022, up 12% year-on-year. In constant euros, total income increased 6%. Net interest income and net fee income accounted for 97% of total income. By line:
•Net interest income amounted to EUR 38,619 million, 16% higher than 2021. Stripping out the exchange rate impact, growth was 9%, mainly due to greater volumes and higher interest rates.
By country, and in constant euros, net interest income increased across Europe: Spain (+9%), the UK (+13%), Poland (+99%) and Portugal (+3%) and in North America: the US (+3%) and Mexico (+13%). However, the full benefit of interest rate rises has not yet been reflected in the results for Spain, Portugal and the US.

Net interest income
EUR million
constant euros
In South America, higher volumes and interest rates were not reflected in growth in some countries due to their initial negative sensitivity to increases. Net interest income rose in Argentina (+171%), while it decreased in Brazil (-4%) and Chile (-9%).
•Net fee income increased 12% compared to 2021, reaching EUR 11,790 million. In constant euros, it was 7% higher, driven by higher volumes and improved activity.
There was strong growth in high value-added products and services, as card and point of sale turnover increased 14% and 21% respectively. Transactional fees rose 8%.
In Wealth Management & Insurance (WM&I), and despite lower volumes than 2021, total fee income generated (including ceded to the commercial network) increased 3% year-on-year, supported the growth in insurance premiums (+24%). In Santander Corporate & Investment Banking (SCIB), net fee income increased 9%, with widespread growth across its core businesses.
Together, the two businesses accounted for close to 50% of the Group’s total fee income (SCIB: 17%; WM&I: 31%).

Net fee income
EUR million
constant euros

January - December 2022	9

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Income statement
By region, net fee income in Europe was up 3%, supported by growth in all countries except the UK (transfer of its SCIB business in Q4 2021). There was a 6% increase in North America, as the US was affected by the Bluestem portfolio disposal in 2021. Excluding the Bluestem portfolio disposal, net fee income would have increased 8% in the region. The 21% increase in Mexico was driven by payments and insurance. South America was up 11% boosted by greater transactionality, with growth in the main countries and Digital Consumer Bank rose 3% driven by greater new lending volumes.
•Gains on financial transactions, accounted only for 3% of total income. They were 6% higher than the previous year at EUR 1,653 million (+3% in constant euros) driven by the growth in Brazil, Chile, Argentina and Spain. These increases were partially offset by falls in Portugal and Mexico and in the Corporate Centre due to negative results from the FX hedge which offset the positive impact of the exchange rates in the countries' results.
•Dividend income was EUR 488 million, 5% lower than in 2021 (both in euros and in constant euros).
•The results of entities accounted for using the equity method climbed to EUR 702 million in 2022, increasing 63% year-on-year (+56% in constant euros) owing to the higher contribution from the Group's associated entities in Spain and South America.
•Other operating income recorded a loss of EUR 1,135 million compared to a gain of EUR 24 million in 2021.
Several factors justify this movement: lower leasing income in the US, the creation of an Institutional Protection Scheme in Poland in Q2'22, greater contributions to the Single Resolution Fund (SFR) and to the Deposit Guarantee Fund (DGF), and finally, the impact of high inflation in Argentina.

Total income
EUR million
constant euros
▶ Costs
Operating expenses increased 12% from 2021 to EUR 23,903 million. In constant euros, costs rose 7% due to the sharp increase in inflation. However, in real terms (excluding the impact of average inflation), costs fell 5% in constant euros.
Our disciplined cost management enabled us to maintain one of the best efficiency ratios in the sector, which stood at 45.8%, a 0.4 pp improvement on 2021.
Our transformation plan continued to progress across our footprint towards a more integrated and digital operating model, with better business dynamics and improved customer service and satisfaction.
The trends by region and market in constant euros were as follows:
•In Europe, on the back of our transformation process and operational improvements, costs were up 2% in nominal terms. In real terms, costs decreased 7%, with falls across the region: -10% in Spain, -6% in the UK, -19% in Portugal and -7% in Poland. The region's efficiency ratio stood at 47.3% (-4.9 pp compared to 2021), improving in all countries.
•In North America, costs increased 5%. In real terms, costs were down 3%. They remained flat in the US (-8% in real terms) while Mexico recorded an increase due to wage increases, digitalization and technology and the increase in supply costs affected by inflation at 8%. The efficiency ratio stood at 47.7% (+1.9 pp on 2021).
•In South America, the rise in costs (+18%) was significantly distorted by soaring average inflation in the region (19% due to 71% inflation in Argentina) which was reflected in salary increases in Brazil and Argentina. In real terms, costs in Chile fell 5% and increased 1% in Brazil and 29% in Argentina. The efficiency ratio was 37.0% (+2.0 pp on 2021).
•Digital Consumer Bank's costs were 2% higher affected by inflation, strategic investments, transformational costs and business growth. In real terms, costs fell 6%. The efficiency ratio stood at 46.7% (-0.4 pp on 2021).

Operating expenses
EUR million
constant euros

10	January - December 2022

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Income statement
▶ Provisions or reversal of provisions
Provisions (net of provisions reversals) amounted to EUR 1,881 million (EUR 2,814 million in 2021). They include the charges for restructuring costs recorded in 2021 (EUR 530 million net of tax).
▶ Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss (net) was EUR 10,863 million (EUR 7,407 million in 2021), a 47% increase year-on-year in euros and +36% in constant euros.
This comparison was affected by the releases recorded in the UK and the US in Q2 2021, macro provisions in 2022 (mainly in Spain, the UK and the US) resulting from a potential economic slowdown, the charges in Poland and DCB for CHF mortgages and the new mortgage payment holiday regulations in Poland (EUR 327 million). Lastly, there was a year-on-year rise in Brazil, driven by individual loans and a single name in CIB, while there was a notable decrease in Spain.
▶ Impairment on other assets (net)
The impairment of other assets (net) stood at -EUR 239 million, compared to -EUR 231 million in 2021.
▶ Gains or losses on non-financial assets and investments (net)
Net gains on non-financial assets and investments were EUR 12 million in 2022 (EUR 53 million in 2021).

Net loan-loss provisions
EUR million
constant euros
▶ Negative goodwill recognized in results
No negative goodwill was recorded in 2021 or 2022.
▶ Gains or losses on non-current assets held for sale not classified as discontinued operations
This item mainly includes impairment of foreclosed assets recorded and the sale of properties acquired upon foreclosure. It totalled EUR 7 million in 2022 (-EUR 43 million in 2021).
▶ Profit before tax
Profit before tax was EUR 15,250 million in 2022, +5% year-on-year. In constant euros it decreased 4%.
▶ Income tax
Total income tax was EUR 4,486 million (EUR 4,894 million in 2021).
▶ Profit attributable to non-controlling interests
Profit attributable to non-controlling interests decreased 24% year-on-year (-29% in constant euros) to EUR 1,159 million, due to the buyback of minority interests of SC USA in the US and in Mexico.
▶ Profit attributable to the parent
Profit attributable to the parent amounted to EUR 9,605 million in 2022, compared to EUR 8,124 million in 2021. The performance of the discussed income statement items is reflected in profit growth of 18% in euros and 8% in constant euros.
RoTE stood at 13.37% (11.96% in 2021), RoRWA at 1.77% (1.69% in 2021) and earnings per share at EUR 0.539 (EUR 0.438 in 2021).

January - December 2022	11

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Income statement
▶ Underlying profit attributable to the parent
Profit attributable to the parent and underlying profit were the same in 2022, as profit was not affected by the recording of results that are outside the ordinary course of our business. Attributable profit and underlying profit in 2022 both amounted to EUR 9,605 million.
In 2021, attributable profit was affected by restructuring costs, mainly in the UK and Portugal. Excluding these charges from the line where they were recorded, and including them separately in the net capital gains and provisions line, adjusted profit or underlying profit attributable to the parent in 2021 stood at EUR 8,654 million.
As a result, adjusted profit or underlying profit attributable to the parent in 2022 was 11% higher in euros, +2% in constant euros, compared to 2021.
For more details, see 'Alternative Performance Measures' section in the appendix of this report.
The Group’s cost of risk was 0.99%, in line with our 1% expectation, higher than in 2021 but a significant improvement compared to 2020 and 2019 (1.28% and 1.00%, respectively).
Before recording loan-loss provisions, Santander's net operating income (i.e. total income less operating expenses) was EUR 28,251 million, 13% higher year-on-year, +5% in constant euros. The performance in constant euros is detailed below.
By line:
•Total income increased mainly due to net interest income (+9%) continuing its quarter-after-quarter improvement, and net fee income (+7%), which recovered further given due to greater commercial activity.
•Costs were driven up by soaring inflation.
By region:
•In Europe, net operating income increased 25% with better performance in all countries.
•In North America, net operating income fell 3%. It decreased 12% in the US (mainly due to lower leasing income) and was up 17% in Mexico.
•In South America, net operating income grew 2% with a 3% decrease in Brazil, a 1% decrease in Chile and a 136% increase in Argentina.
•In Digital Consumer Bank, net operating income increased by 4%.
In 2022, the Santander’s underlying RoTE (same as statutory RoTE) was 13.37% (12.73% in 2021), underlying RoRWA was 1.77% (1.78% in 2021) and underlying earnings per share was EUR 0.539 (EUR 0.468 in 2021), all three showing an improvement on 2020 and 2019.

Summarized underlying income statement
EUR million			Change				Change
	Q4'22	Q3'22%		% excl. FX	2022	2021	%	% excl. FX
Net interest income	10,159	10,051	1.1	6.0	38,619	33,370	15.7	9.0
Net fee income	2,923	3,015	(3.1)	1.8	11,790	10,502	12.3	6.7
Gains (losses) on financial transactions (1)	538	372	44.6	64.5	1,653	1,563	5.8	2.6
Other operating income	(95)	71	—	—	92	969	(90.5)	(92.1)
Total income	13,525	13,509	0.1	4.0	52,154	46,404	12.4	5.9
Administrative expenses and amortizations	(6,308)	(6,160)	2.4	7.0	(23,903)	(21,415)	11.6	7.0
Net operating income	7,217	7,349	(1.8)	1.5	28,251	24,989	13.1	5.0
Net loan-loss provisions	(3,018)	(2,756)	9.5	11.3	(10,509)	(7,436)	41.3	31.2
Other gains (losses) and provisions	(710)	(747)	(5.0)	3.3	(2,492)	(2,293)	8.7	8.1
Profit before tax	3,489	3,846	(9.3)	(6.0)	15,250	15,260	(0.1)	(8.0)
Tax on profit	(948)	(1,164)	(18.6)	(15.7)	(4,486)	(5,076)	(11.6)	(19.3)
Profit from continuing operations	2,541	2,682	(5.3)	(1.8)	10,764	10,184	5.7	(2.4)
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	2,541	2,682	(5.3)	(1.8)	10,764	10,184	5.7	(2.4)
Non-controlling interests	(252)	(260)	(3.1)	(2.5)	(1,159)	(1,530)	(24.2)	(29.2)
Net capital gains and provisions	—	—	—	—	—	(530)	(100.0)	(100.0)
Profit attributable to the parent	2,289	2,422	(5.5)	(1.8)	9,605	8,124	18.2	8.5
Underlying profit attributable to the parent (2)	2,289	2,422	(5.5)	(1.8)	9,605	8,654	11.0	2.3
1. Includes exchange differences.
2. Excludes net capital gains and provisions.

12	January - December 2022

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Income statement
è Results performance compared to the previous quarter
Underlying profit attributable to the parent and profit attributable to the parent were the same in Q4'22 as profit was not affected by results outside the ordinary course of our business.
Q3'22 was also not affected by results outside the ordinary course of our business and, as such, underlying profit attributable to the parent and profit attributable to the parent were also the same.
Profit in the fourth quarter amounted to EUR 2,289 million. In euros profit fell by 5% versus the third quarter, while in constant euros it fell 2%. The fourth quarter was affected by approximately EUR 300 million from the contribution to the Deposit Guarantee Fund (DGF) and Bank Levy (net of tax). In addition, we recorded EUR 127 million for the settlement agreed with the FCA regarding Anti-Money Laundering (AML) controls prior to 2017 in the UK.
The performance of the main lines of the income statement in constant euros was as follows:
Total income rose in the quarter (+4%) with improvement in all regions, DCB and WM&I, while SCIB declined following a strong third quarter. The contribution to the DGF is included in this line.
•Net interest income increased, up 6% due to higher interest rates and volumes. By region:
–In Europe, a 13% increase driven by all countries, but in particular Spain and Portugal.

Net operating income
EUR million
constant euros
–North America remained stable, with good performance in Mexico (+5%), while the US (-3%) was affected by to the rise in deposit costs following further interest rate rises.
–South America rose 6%, with increases in Argentina and slightly in Brazil. On the other hand, Chile declined as a result of lower quarterly inflation growth and higher funding costs.
•Net fee income rose 2% driven by the 12% increase in South America, mainly Brazil, and by the 5% rise at Digital Consumer Bank. Trends remained positive in SCIB (+1%), WM&I (+3% including those transferred to commercial network) and PagoNxt (+18%).
•Gains on financial transactions rose significantly (64%), mainly due to the Corporate Centre, Spain, the US and Mexico.
Costs grew 7% affected by the overall increase in inflation across all regions and recent labour agreements in Mexico, Brazil and Argentina.
Net loan-loss provisions increased 11% mainly due to the US, where they are normalizing from historical lows and Brazil, affected by a single name in CIB. On the other hand, there were decreases in some countries, such as Spain and the UK.
Other gains (losses) and provisions were up 3%, negatively affected by the aforementioned settlement agreed with the FCA.

Underlying profit attributable to the parent[1]
EUR million
constant euros
1. Excluding net capital gains and provisions.

January - December 2022	13

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Balance sheet

Grupo Santander. Condensed balance sheet
EUR million
			Change
Assets	Dec-22	Dec-21	Absolute	%	Dec-20
Cash, cash balances at central banks and other demand deposits	223,073	210,689	12,384	5.9	153,839
Financial assets held for trading	156,118	116,953	39,165	33.5	114,945
Debt securities	41,403	26,750	14,653	54.8	37,894
Equity instruments	10,066	15,077	(5,011)	(33.2)	9,615
Loans and advances to customers	9,550	6,829	2,721	39.8	296
Loans and advances to central banks and credit institutions	28,097	14,005	14,092	100.6	3
Derivatives	67,002	54,292	12,710	23.4	67,137
Financial assets designated at fair value through profit or loss	14,702	21,493	(6,791)	(31.6)	53,203
Loans and advances to customers	6,642	10,826	(4,184)	(38.6)	24,673
Loans and advances to central banks and credit institutions	673	3,152	(2,479)	(78.6)	21,617
Other (debt securities an equity instruments)	7,387	7,515	(128)	(1.7)	6,913
Financial assets at fair value through other comprehensive income	85,239	108,038	(22,799)	(21.1)	120,953
Debt securities	75,083	97,922	(22,839)	(23.3)	108,903
Equity instruments	1,941	2,453	(512)	(20.9)	2,783
Loans and advances to customers	8,215	7,663	552	7.2	9,267
Loans and advances to central banks and credit institutions	—	—	—	—	—
Financial assets measured at amortized cost	1,147,044	1,037,898	109,146	10.5	958,378
Debt securities	73,554	35,708	37,846	106.0	26,078
Loans and advances to customers	1,011,597	947,364	64,233	6.8	881,963
Loans and advances to central banks and credit institutions	61,893	54,826	7,067	12.9	50,337
Investments in subsidiaries, joint ventures and associates	7,615	7,525	90	1.2	7,622
Tangible assets	34,073	33,321	752	2.3	32,735
Intangible assets	18,645	16,584	2,061	12.4	15,908
Goodwill	13,741	12,713	1,028	8.1	12,471
Other intangible assets	4,904	3,871	1,033	26.7	3,437
Other assets	48,150	43,334	4,816	11.1	50,667
Total assets	1,734,659	1,595,835	138,824	8.7	1,508,250

Liabilities and shareholders' equity
Financial liabilities held for trading	115,185	79,469	35,716	44.9	81,167
Customer deposits	12,226	6,141	6,085	99.1	—
Debt securities issued	—	—	—	—	—
Deposits by central banks and credit institutions	15,553	7,526	8,027	106.7	—
Derivatives	64,891	53,566	11,325	21.1	64,469
Other	22,515	12,236	10,279	84.0	16,698
Financial liabilities designated at fair value through profit or loss	55,947	32,733	23,214	70.9	48,038
Customer deposits	46,822	25,608	21,214	82.8	34,343
Debt securities issued	5,427	5,454	(27)	(0.5)	4,440
Deposits by central banks and credit institutions	3,698	1,671	2,027	121.3	9,255
Other	—	—	—	—	—
Financial liabilities measured at amortized cost	1,423,858	1,349,169	74,689	5.5	1,248,188
Customer deposits	966,353	886,595	79,758	9.0	814,967
Debt securities issued	274,912	240,709	34,203	14.2	230,829
Deposits by central banks and credit institutions	145,534	191,992	(46,458)	(24.2)	175,424
Other	37,059	29,873	7,186	24.1	26,968
Liabilities under insurance contracts	747	770	(23)	(3.0)	910
Provisions	8,149	9,583	(1,434)	(15.0)	10,852
Other liabilities	33,188	27,058	6,130	22.7	27,773
Total liabilities	1,637,074	1,498,782	138,292	9.2	1,416,928
Shareholders' equity	124,732	119,649	5,083	4.2	114,620
Capital stock	8,397	8,670	(273)	(3.1)	8,670
Reserves (including treasury stock)	107,709	103,691	4,018	3.9	114,721
Profit attributable to the Group	9,605	8,124	1,481	18.2	(8,771)
Less: dividends	(979)	(836)	(143)	17.1	—
Other comprehensive income	(35,628)	(32,719)	(2,909)	8.9	(33,144)
Minority interests	8,481	10,123	(1,642)	(16.2)	9,846
Total equity	97,585	97,053	532	0.5	91,322
Total liabilities and equity	1,734,659	1,595,835	138,824	8.7	1,508,250

14	January - December 2022

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Balance sheet

GRUPO SANTANDER BALANCE SHEET

Executive summary [1]

	Loans and advances to customers (excl. reverse repos)			Customer funds (deposits excl. repos + mutual funds)

Positive trend in loans and advances to customers continued, increasing year-on-year			Customer funds continued to grow, with faster customer deposits growth
1,019	0% QoQ	+5% YoY	1,146	+4% QoQ	+6% YoY
EUR billion			EUR billion

	è By segment (YoY changes):			è By product (YoY changes):

Growth backed by individuals and large corporates			Demand deposits accounted for 62% of customer funds. Increase in time deposits due to higher interest rates and mutual funds were impacted by market performance

Individuals	SMEs and corporates	CIB	Demand	Time	Mutual funds
+7%	0%	+11%	-1%	+48%	-5%

1. Changes in constant euros.

è Loans and advances to customers
Loans and advances to customers stood at EUR 1,036,004 million at 31 December 2022, -3% quarter-on-quarter and +7% year-on-year.
For the purpose of analysing traditional commercial banking loans, the Group uses gross loans and advances to customers excluding reverse repos, which exceeded EUR 1 trillion (EUR 1,019,188 million). In order to facilitate the analysis of the Group's management, the comments below do not include the exchange rate impact.
In the quarter, gross loans and advances to customers, excluding reverse repos, remained flat, as follows:
•Europe decreased 1% with falls across the board, due to higher interest rates.
•North America rose 3% boosted by the US (+3%), while Mexico remained stable.
•In South America, loans increased 1%, with Brazil increasing 1%, Argentina +16% and Uruguay +4%. Chile was 1% down.
•Digital Consumer Bank (DCB) rose 4%, with Openbank also growing 3%.
Compared to December 2021, gross loans and advances to customers (excluding reverse repos and in constant euros) grew 5%, with broad-based growth across countries, as follows:

Gross loans and advances to customers (excl. reverse repos)
EUR billion

+6%	[1][a]
Dec-22 / Dec-21

1. In constant EUR: +5%.
•In Europe, growth was 3%. Lending in the UK rose 4% due to mortgages, grew 2% in Spain boosted by the good performance in individuals and CIB and rose 1% in Poland boosted by corporates and CIB. In 'Other Europe', they increased 13% owing mainly to CIB. In Portugal, loans remained flat.
•+9% in North America as the US grew 9% propelled by auto financing, CIB and CRE (commercial real estate), while Mexico was up 8% with rises in most segments, except SMEs.
•Growth in South America was 10%. In Argentina, lending increased 72% driven by consumer lending, SMEs and corporates. In Brazil, it climbed 8% owing to positive performance in individuals (mainly in mortgages and payrolls) and corporates. In Chile, loans increased 8% backed by mortgages, corporates and institutions and CIB. In Uruguay, they rose 14%.
•DCB increased 9%, receiving an uplift from new lending, which rose 10% year-on-year, and increased in most countries. Openbank loans grew 30%.
As of December 2022, gross loans and advances to customers excluding reverse repos maintained a balanced structure: individuals (62%), SMEs and corporates (24%) and SCIB (14%).

Gross loans and advances to customers (excl. reverse repos)
% operating areas. December 2022

January - December 2022	15

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Balance sheet
è Customer funds
Customer deposits amounted to EUR 1,025,401 million in December 2022, increasing 2% quarter-on-quarter and 12% year-on-year.
The Group uses customer funds (customer deposits excluding repos, plus mutual funds) for the purpose of analysing traditional retail banking funds, which amounted to EUR 1,146,064 million in December 2022. The comments below do not include the exchange rate impact.
•In the fourth quarter, customer funds grew 4%, as follows:
–By product, customer deposits excluding repos increased 4% and mutual funds 2%.
–By primary segment, customer funds rose in our three regions and DCB. By country, customer funds increased 23% in Argentina, 10% in the US, 4% in Spain, Mexico and Poland, 3% in the UK and 2% in Brazil. Falls in Portugal, Chile and Uruguay .
•Compared to December 2021, customer funds were up 6%, excluding the exchange rate impact:
–By product, customer deposits excluding repos were up 9%. Time deposits grew 48% (driven by higher interest rates) across all markets except Portugal and Peru to the detriment of demand deposits, which fell 1% (declines in most countries). Mutual funds declined 5%, affected by market trends mainly in Europe.
–Customer funds increased in all regions and most countries. Of note were the 11% jump in North America (the US: +16% and Mexico: +2%) and 5% increase in South America (Argentina: +98%; Uruguay: +8%; Brazil: +3%). Europe rose 5% due to the increases in Spain (+10%) and the UK and Poland (both +2%), that more than offset the 3% decrease in Portugal.
–Positive performance also in DCB, whose funds increased 7%. Growth in Openbank was 5%.
With this performance, the weight of demand deposits as a percentage of total customer funds was 62%, time deposits accounted for 22% of the total and mutual funds 16%.

Customer funds
EUR billion

+7%	[1][a]

-2%

+9%

•Total
•Mutual funds
•Deposits exc. repos

Dec-22 / Dec-21

1. In constant EUR: +6%.
In addition to capturing customer deposits, the Group, for strategic reasons, maintains a selective policy of issuing securities in the international fixed income markets and strives to adapt the frequency and volume of its market operations to the structural liquidity needs of each unit, as well as to the receptiveness of each market.
In 2022, the Group issued:
•Medium- and long-term covered bonds amounting to EUR 9,404 million and EUR 18,105 million of senior debt placed in the market.
•There were EUR 17,645 million of securitizations placed in the market. Additionally, we extended the maturity of an additional EUR 508 million.
•Issuances to meet the TLAC requirement amounted to EUR 12,093 million (EUR 11,970 million of senior non-preferred debt and EUR 123 million of subordinated debt).
•Maturities of medium- and long-term debt totalled EUR 28,097 million.
The net loan-to-deposit ratio was 101% (106% in December 2021). The ratio of deposits plus medium- and long-term funding to the Group’s loans was 122%, underscoring the comfortable funding structure.
The Group's access to wholesale funding markets as well as the cost of issuances depends, in part, on the ratings of the rating agencies.
The ratings of Banco Santander, S.A. by the main rating agencies were: Fitch A- senior non-preferred debt, A senior long-term and F2/F1 senior short-term; Moody's A2 long-term and P-1 short-term; and DBRS A High and R-1 Medium short-term. In December 2021, Standard & Poor's (S&P) raised its long-term rating to A+ (from A) and maintained its short-term rating at A-1. Moody's, DBRS and Fitch maintained their stable outlooks. In March 2022, S&P upgraded it to stable as a result of the sovereign's outlook upgrade.
Sometimes the methodology applied by the agencies limits a bank's rating to the sovereign rating of the country where it is headquartered. Banco Santander, S.A. is still rated above the sovereign debt rating of the Kingdom of Spain by Moody’s, DBRS and S&P and at the same level by Fitch, which demonstrates our financial strength and diversification.

Customer funds
% operating areas. December 2022

16	January - December 2022

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Solvency ratios

SOLVENCY RATIOS

Executive summary

Fully-loaded capital ratio	Fully-loaded CET1 ratio

Fully-loaded CET1 ratio exceeded 12% at the end of December 2022	We continued to generate capital organically in the quarter, backed by profit and RWA management
	Gross organic generation	+26 bps	+40 bps
	Cash dividend accrual[1]	-8 bps	-23 bps

TNAV per share

TNAV per share was EUR 4.26, +6% higher year-on-year including cash dividends

At the end of December 2022, the total phased-in capital ratio (applying the IFRS 9 transitional arrangements) stood at 15.99% and the phased-in CET1 ratio at 12.18%. We comfortably meet the levels required by the European Central Bank on a consolidated basis (estimated 13.26% for the total capital ratio and 9.07% for the CET1 ratio). This results in a distance to the maximum distributable amount (MDA) of 272 bps and a CET1 management buffer of 311 bps.
The total fully-loaded capital ratio stood at 15.81% and the fully-loaded CET1 ratio at 12.04%.
We maintained strong net organic generation in the quarter, 17 bps, resulting from 40 bps of gross organic generation, a 23 bp charge for a future cash dividend payment1 against 2022 results and the impact of the first share buyback programme.
Additionally, in the quarter there was a 23 bp negative impact from regulatory, models and market performance.
The fully-loaded leverage ratio stood at 4.70%, and the phased-in at 4.74%.
Lastly, the TNAV per share ended December 2022 at EUR 4.26. TNAV plus cash dividend per share increased 6%, including the EUR 11 cents total cash dividend paid in 2022.

Eligible capital. December 2022
EUR million
	Fully-loaded	Phased-in
CET1	73,350	74,161
Basic capital	82,181	82,993
Eligible capital	96,333	97,352
Risk-weighted assets	609,404	608,968

CET1 capital ratio	12.04	12.18
Tier 1 capital ratio	13.49	13.63
Total capital ratio	15.81	15.99

Fully-loaded CET1 ratio performance
%

Note: The phased-in ratio includes the transitory treatment of IFRS 9, calculated in accordance with article 473 bis of the Capital Requirements Regulation (CRR2) and subsequent modifications introduced by Regulation 2020/873 of the European Union. Total phased-in capital ratios include the transitory treatment according to chapter 4, title 1, part 10 of the CRR2.
1.The implementation of the shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals.

January - December 2022	17

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Risk management

RISK MANAGEMENT

Executive summary

Credit risk			Market risk

Credit quality indicators remain at contained levels by proactive portfolio management despite inflation and monetary policy effects			Our risk profile remains stable. VaR slightly rose, at the end of the period
Cost of risk	NPL ratio	Coverage ratio	Q4'22	Average VaR	EUR 15 million
0.99%	3.08%	68%
+13 bps vs. Q3'22	0 bps vs. Q3'22	-2 pp vs. Q3'22

Structural and liquidity risk			Operational risk

Robust and diversified liquidity buffer, with ratios well above regulatory requirements			Our risk profile remained stable in the fourth quarter, despite the result of past legal cases
Liquidity Coverage Ratio (LCR)[2]
152% -18 pp vs. Q3'22

▶ Monitoring of the war in Ukraine effects
The global economy remains in a high inflation environment, driven mainly by rising commodity prices, in addition to disruptions in supply chains with the resurgence of covid-19 cases in China.
Economic activity has been more resilient than initially expected. However, the strong rate increases are expected to eventually slow down activity, thereby reducing inflationary pressures.
We continue to closely monitor the economic effects of the war, ready to act preventively. Our proactive risk management, based on the analysis of affected sectors, a deep knowledge of our customers and the support offered through digital channels, among others, were essential to maintaining a medium-low risk profile. Of note was the correct implementation of international sanctions carried out by the Compliance teams.
▶ Credit risk management
Total risk: EUR 1,124,121 million, in line with the previous quarter and +6% in constant euros, compared to the end of 2021.

Credit impaired loans amounted to EUR 34,673 million, in line with the previous the quarter in constant euros.
The NPL ratio remained stable in the quarter and decreases 8 bps year-on-year, ending the year at 3.08%, supported by the positive portfolio performance in Europe and Digital Consumer Bank driven by NPL portfolio sales, mainly carried out in Spain.
Loan-loss provisions amounted to EUR 3,018 million in the quarter, 11% more quarter-on-quarter in constant euros. Year to date loan-loss provisions amounted to EUR 10,509 million. The cost of risk, in line with expectations, has remained slightly below 100 bps (0.99%) mainly to good behaviour in the North American region and the DCB business. On the other hand, macroeconomic environment pressure, which led to build additional provisions in several countries, mainly in Spain, the UK and the US and higher provisions in Brazil (driven by unsecured individual portfolio performance and a single name in CIB in the fourth quarter) and in Poland (due to mortgages).
This performance brought the total loan-loss reserves to EUR 23,418 million, a 2% decrease in constant euros.

Key metrics performance by geographic area

	Loan-loss provisions[1]		Cost of risk (%)[2]		NPL ratio (%)		Total coverage ratio (%)
	2022	Chg (%) / 2021	2022	Chg (bps) / 2021	2022	Chg (bps) / 2021	2022	Chg (pp) / Q1'21
Europe	2,396	4.8	0.39	—	2.37	(74)	51.8	2.4
North America	2,538	85.5	1.49	57	3.03	61	93.3	(41.6)
South America	5,041	37.2	3.32	72	6.20	170	76.0	(22.4)
Digital Consumer Bank	544	3.1	0.45	—	2.06	(7)	92.8	(15.0)
TOTAL GROUP	10,509	31.2	0.99	22	3.08	(8)	67.5	(3.8)

1. EUR million and % change in constant euros.
2. Provisional data.
For more detailed information regarding the countries, please see the Alternative Performance Measures section.

18	January - December 2022

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Risk management
Total coverage of credit impaired loans declined slightly from the previous quarter to 68%. To understand this figure correctly it should be taken into consideration that a significant part of our portfolios in Spain and the UK have real estate collateral, which requires lower coverage levels.
Regarding the government liquidity programmes that were launched during the pandemic (mainly concentrated in Spain), the Group closely monitors their behaviour as the grace periods expire, with no worrying signs of deterioration to date.
In addition, the Group is following the measures launched by the governments of Spain, Portugal and Poland, aimed at relieving the mortgage payment burden for vulnerable customers after the increase in interest rates.
IFRS 9 stages evolution: the distribution of the portfolio remained stable in the quarter.

Coverage ratio by stage
EUR billion
	Exposure[1]			Coverage
	Dec-22	Sep-22	Dec-21	Dec-22	Sep-22	Dec-21
Stage 1	1,004	1,030	929	0.4%	0.5%	0.5%
Stage 2	69	70	71	7.7%	7.7%	7.7%
Stage 3	35	36	33	40.8%	41.0%	41.3%
1. Exposure subject to impairment. Additionally, in December 2022 there was EUR 16 billion in loans and advances to customers not subject to impairment recorded at mark to market with changes through P&L (EUR 21 billion in September 2022 and EUR 18 billion in December 2021).
Stage 1: financial instruments for which no significant increase in credit risk is identified since its initial recognition.
Stage 2: if there has been a significant increase in credit risk since the date of initial recognition but the impairment event has not materialized, the financial instrument is classified in Stage 2.
Stage 3: a financial instrument is catalogued in this stage when it shows effective signs of impairment as a result of one or more events that have already occurred resulting in a loss.

Credit impaired loans and loan-loss allowances
EUR million
		Change (%)
	Q4'22	QoQ	YoY
Balance at beginning of period	35,600	3.9	7.7
Net additions	3,663	(1.1)	31.6
Increase in scope of consolidation	—	—	—
Exchange rate differences and other	(895)	—	—
Write-offs	(3,695)	29.3	37.0
Balance at period-end	34,673	(2.6)	4.3

Loan-loss allowances	23,418	(5.6)	(1.2)
For impaired assets	14,146	(3.1)	3.2
For other assets	9,272	(9.2)	(7.1)

▶ Market risk
The risk associated with global corporate banking trading activity is mainly interest rate driven, focused on servicing our customers' needs and measured in daily VaR terms at 99%.
In the fourth quarter, VaR fluctuated around an average value of EUR 15 million, with greater market volatility, in an environment marked by uncertainty regarding a possible slowdown in economic growth, negatively impacted by high levels of inflation. VaR decreased toward the end of the period closing the quarter at EUR 12 million due to an update in the calculation model and lower pressure in the markets since inflation started to ease in several regions such as the Eurozone. These figures remain low compared to the size of the Group's balance sheet and activity.

Trading portfolios.[1] VaR by geographic region
EUR million
	2022		2021
Fourth quarter	Average	Latest	Average

Total	14.7	11.6	12.9
Europe	13.4	10.5	11.4
North America	2.7	2.7	2.3
South America	8.2	6.2	6.9
1. Activity performance in Santander Corporate & Investment Banking markets.

Trading portfolios.[1] VaR by market factor
EUR million
Fourth quarter 2022	Min.	Avg.	Max.	Last
VaR total	9.2	14.7	20.4	11.6
Diversification effect	(12.8)	(17.7)	(26.7)	(15.5)
Interest rate VaR	9.8	15.2	21.5	9.9
Equity VaR	2.4	3.9	5.7	5.5
FX VaR	2.9	4.9	9.7	3.6
Credit spreads VaR	5.8	6.7	7.7	5.8
Commodities VaR	1.1	1.7	2.5	2.3
1.Activity performance in Santander Corporate & Investment Banking markets.
Note: In the North America, South America and Asia portfolios, VaR corresponding to the credit spreads factor other than sovereign risk is not relevant and is included in the interest rate factor.

January - December 2022	19

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Risk management

Trading portfolios[1]. VaR performance
EUR million
1. Corporate & Investment Banking performance in financial markets.

▶ Structural and liquidity risk
Structural exchange rate risk: mainly driven by transactions in foreign currencies related to permanent financial investments, their results and related hedges. Our dynamic management of this risk seeks to limit the impact of foreign exchange rate movements on the Group's core capital ratio. In the fourth quarter, currency hedging impacting this ratio remained close to 100%.
Structural interest rate risk: the moderation of inflation levels at the end of the year slightly reduced the pressure on central banks, with the markets expecting a less intense tightening of monetary policy. Against this backdrop, our structural bond portfolios performed better than in previous quarters. Despite continued high market volatility during the period, risk remained at comfortable levels.
Liquidity risk: the Group maintained a comfortable liquidity risk position, supported by a robust and diversified liquidity buffer, with ratios well above regulatory limits.
In an environment of changes in central bank monetary policy, in Q4, Santander began to repay a significant part of the ECB's TLTRO-III early. The programme's original expiration dates were in 2023 and 2024. This decision was taken with a focus on maintaining regulatory liquidity ratios and internal metrics at prudent levels following the repayment.
▶ Operational risk
Our operational risk profile remained stable in the fourth quarter. However, due to the settlement agreed with the FCA regarding Anti-Money Laundering (AML) controls prior to 2017 in the UK, the losses (by Basel category) in the fourth quarter were higher than the previous quarter. The following aspects were closely monitored during this period:
•IT risks arising from transformation plans related to business strategy and development of digital capabilities, as well as proactive management of obsolete technology and IT services provided by third parties, in order to ensure availability of services and operations.
•Regulatory compliance, due to increasing regulatory requirements (such as ESG, operational resilience, data management regulations, among others) across the Group.
•New types of fraud, mainly in online banking transactions (e.g. customer fraud) and in the loans admissions processes (e.g. identity theft).
•We continued to focus on consumer protection and Financial Crime Compliance monitoring and compliance with international financial measures and sanctions due to the war in Ukraine.
•Cyber threats across the financial industry, focused on alerts derived from the war in Ukraine, strengthening the bank's monitoring and control environment mechanisms.
•Third party risk exposure, maintaining close oversight of critical providers, focusing on their control environment including business continuity capabilities, supply chains, cyber risk management and compliance with service level agreements.

20	January - December 2022

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General background

GENERAL BACKGROUND
In 2022, Santander operated in an environment marked by global inflation picking up to levels not seen in decades, higher geopolitical tensions stemming from the war in Ukraine, and continued, albeit decreasing, global supply chain bottlenecks and disruptions due to the covid-19 pandemic and the mentioned geopolitical tensions. Under these circumstances, the main central banks raised interest rates to try to contain inflationary pressures. This monetary normalization process is expected to continue in some countries in 2023, leading to a gradual slowdown in the global economic activity.

Country	GDP Change[1]	Economic performance
Eurozone	+3.4%
The end of the pandemic restrictions in Q2'22 resulted in an increase of the services sector activity. However, the war in Ukraine, which led to an increase in energy and basic food prices, dampened the post-pandemic recovery and generated a recession risk. The labour market was resilient, as the unemployment rate continued to fall to historical lows (6.5%). Inflation rose steadily to over 10% after the summer, although ended the year at 9.2%. The ECB responded with higher interest rates starting in July, increasing the official interest rate from -0.50% to 2% at year end.

Spain	+5.5%
Normalization of the service sector and tourism levels after the pandemic boosted growth in 2022. The labour market remained robust with a low unemployment rate and the number of part-time contracts fell. Inflation, after reaching its peak at levels above 10%, declined for three consecutive months to 5.7% in December, but core inflation remained high and above the CPI rate.

United Kingdom	+4.4%
The acceleration in inflation led to a reduction of real income and domestic demand as the year went on, ending with a significant slowdowns. The labour market, with little idle capacity, was another factor pressuring inflation. As a result, the Bank of England raised interest rates to 3.5%.

Portugal	+6.7%
The synchronization of external and internal demand contributed to the country remaining at near full employment (average unemployment rate at 6%) and supported the rapid and intense recovery after the pandemic. The strong recovery in demand when supply was unable to respond and the effects of the war in Ukraine accelerated inflation to double digits.

Poland	+4.7%
The economy was resilient despite the adverse circumstances: the war in Ukraine, the sharp increase in energy costs and the tightening financial conditions. The strong increase in wages put further pressure on already high inflation. In response, the central bank raised the official interest rate to 6.75%.

United States	+2.1%
Economic growth slowed following the high interest rates in 2021. The labour market remained solid, as unemployment was close to historical lows. Inflation shows clear signs of falling back from mid-year highs but remains very high (6.5% in December). The Federal Reserve increased interest rates to +425 bps in 2022 and indicated that rate rises have not yet finished.

Mexico	+2.8%
The economy delivered surprisingly robust growth, supported by the expansion of services, manufacturing and agriculture plus an active export market. Inflation continued to pick up though moderated in Q4'22 (7.8% in December), and the central bank continued to raise the official rate, reaching 10.5% (5.5% at the end of 2021).

Brazil	+3.1%
The economy grew well but showed signs of slowing in the second half of the year, particularly in private consumption. Inflation peaked in April and then eased rapidly (5.8% in December). The central bank raised the official rate by 450 bps to 13.75% in August and left it stable until the end of the year.

Chile	+2.4%
The economy adjusted after the excessive GDP rise in 2021, with GDP contracting in the second half of the year, due to the fiscal stimulus withdrawal and the monetary policy tightening. The central bank raised the interest rate by 725 bps to 11.25% in order to contain high inflation (12.8%).

Argentina	+5.5%
Economic recovery continued despite high inflation (average monthly inflation rates of 6%). The IMF and the authorities reached an agreement that allowed debt maturities refinancing with the organization, backed by a programme focused on addressing macro imbalances.

1. Year-on-year estimated change for 2022.

January - December 2022	21

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DESCRIPTION OF SEGMENTS
We base segment reporting on financial information presented to the chief operating decision maker, which excludes certain statutory results items that distort year-on-year comparisons and are not considered for management reporting. This financial information (underlying basis) is computed by adjusting reported results for the effects of certain gains and losses (e.g. capital gains, write-downs, impairment of goodwill, etc.). These gains and losses are items that management and investors ordinarily identify and consider separately to better understand the underlying trends in the business.
Santander has aligned the information in this chapter with the underlying information used internally for management reporting and with that presented in the Group's other public documents.
Santander's executive committee has been selected to be its chief operating decision maker. The Group's operating segments reflect its organizational and managerial structures. The executive committee reviews internal reporting based on these segments to assess performance and allocate resources.
The segments are split by geographic area in which profits are earned or type of business. We prepare the information by aggregating the figures for Santander’s various geographic areas and business units, relating it to both the accounting data of the business units integrated in each segment and that provided by management information systems. The same general principles as those used in the Group are applied.
With the aim of increasing transparency and improving capital allocation to continue enhancing our profitability, on 4 April 2022, we announced that, starting and effective with the financial information for the first quarter of 2022, inclusive, we would carry out the following modifications to our reporting:

a. Main changes in the composition of Grupo Santander's segments announced in April 2022
The main changes, which have been applied to management information for all periods included in the consolidated financial statements, are the following:
1.Reallocation of certain financial costs from the Corporate Centre to the country units:
•Further clarity in the MREL/TLAC regulation makes it possible to better allocate the cost of eligible debt issuances to the country units.
•Other financial costs, primarily associated with the cost of funding the excess capital held by the country units above the Group's CET1 ratio, have been reassigned accordingly.
2.Downsizing of Other Europe:
•The Corporate & Investment Banking branches of Banco Santander, S.A. in Europe and other business lines previously reported under 'Other Europe' have been now integrated into the Spain unit to reflect how the business will be managed and supervised, in line with other regions.
The Group recast the corresponding information of earlier periods considering the changes included in this section to facilitate a homogeneous comparison.
In addition to these changes, we completed the usual annual adjustment of the perimeter of the Global Customer Relationship Model between Retail Banking and Santander Corporate & Investment Banking and between Retail Banking and Wealth Management & Insurance.
The above-mentioned changes have no impact on the Group’s reported consolidated financial figures.

22	January - December 2022

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b. Current composition of Grupo Santander segments
Primary segments
This primary level of segmentation, which is based on the Group’s management structure, comprises five reportable segments: four operating areas plus the Corporate Centre. The operating areas are:
Europe: comprises all business activity carried out in the region, except that included in Digital Consumer Bank. Detailed financial information is provided on Spain, the UK, Portugal and Poland.
North America: comprises all the business activities carried out in Mexico and the US, which includes the holding company (SHUSA) and the businesses of Santander Bank, Santander Consumer USA (SC USA), the specialized business unit Banco Santander International, Santander Investment Securities (SIS), Santander's New York branch and Amherst Pierpont Securities (APS).
South America: includes all the financial activities carried out by Grupo Santander through its banks and subsidiary banks in the region. Detailed information is provided on Brazil, Chile, Argentina, Uruguay, Peru and Colombia.
Digital Consumer Bank: includes Santander Consumer Finance, which incorporates the entire consumer finance business in Europe, Openbank and ODS.
Secondary segments
At this secondary level, Grupo Santander is structured into Retail Banking, Santander Corporate & Investment Banking (SCIB), Wealth Management & Insurance (WM&I) and PagoNxt.
Retail Banking: this covers all customer banking businesses, including consumer finance, except those of corporate banking which are managed through Santander Corporate & Investment Banking and asset management, private banking and insurance, which are managed by Wealth Management & Insurance. The results of the hedging positions in each country are also included, conducted within the sphere of their respective assets and liabilities committees.

Santander Corporate & Investment Banking: this business reflects revenue from global corporate banking, investment banking and markets worldwide including treasuries managed globally (always after the appropriate distribution with Retail Banking customers), as well as equity business.
Wealth Management & Insurance: includes the asset management business (Santander Asset Management), the corporate unit of Private Banking and International Private Banking in Miami and Switzerland (Santander Private Banking) and the insurance business (Santander Insurance).
PagoNxt: this includes digital payment solutions, providing global technology solutions for our banks and new customers in the open market. It is structured into four businesses: Merchant, International Trade, Payments and Consumer.
In addition to these operating units, both primary and secondary segments, the Group continues to maintain the Corporate Centre, that includes the centralized activities relating to equity stakes in financial companies, financial management of the structural exchange rate position, assumed within the sphere of the Group’s assets and liabilities committee, as well as management of liquidity and shareholders’ equity via issuances, adapting this management to the changes described above.
As the Group’s holding entity, this area manages all capital and reserves and allocations of capital and liquidity with the rest of businesses. It also incorporates goodwill impairment but not the costs related to the Group’s central services (charged to the areas), except for corporate and institutional expenses related to the Group’s functioning.

The businesses included in each of the primary segments in this report and the accounting principles under which their results are presented here may differ from the businesses included and accounting principles applied in the financial information separately prepared and disclosed by our subsidiaries (some of which are publicly listed) which in name or geographical description may seem to correspond to the business areas covered in this report. Accordingly, the results of operations and trends shown for our business areas in this document may differ materially from those of such subsidiaries.
The results of our business areas presented below are provided on the basis of underlying results only and including the impact of foreign exchange rate fluctuations. However, for a better understanding of the changes in the performance of our business areas, we also provide and discuss the year-on-year changes to our results excluding such exchange rate impacts.
Certain figures contained in this report, including financial information, have been subject to rounding to enhance their presentation. Accordingly, in certain instances, the sum of the numbers in a column or a row in tables contained in this report may not conform exactly to the total figure given for that column or row.

January - December 2022	23

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January-December 2022
Main items of the underlying income statement
EUR million
Primary segments	Net interest income	Net fee income	Total income	Net operating income	Profit before tax	Underlying profit attributable to the parent
Europe	12,565	4,493	18,030	9,507	5,482	3,810
Spain	4,539	2,818	8,233	4,236	2,079	1,560
United Kingdom	4,992	390	5,418	2,733	1,900	1,395
Portugal	747	484	1,295	793	775	534
Poland	1,976	528	2,474	1,782	789	364
Other	312	273	609	(38)	(61)	(42)
North America	9,705	1,958	12,316	6,445	3,790	2,878
US	6,140	771	7,623	4,025	2,261	1,784
Mexico	3,565	1,140	4,623	2,547	1,665	1,213
Other	0	47	70	(126)	(137)	(119)
South America	12,979	4,515	18,025	11,350	5,764	3,658
Brazil	8,901	3,296	12,910	8,730	4,055	2,544
Chile	1,772	468	2,449	1,468	1,062	677
Argentina	1,778	542	1,833	846	443	324
Other	527	210	832	306	205	112
Digital Consumer Bank	4,022	843	5,269	2,807	2,237	1,308
Corporate Centre	(652)	(19)	(1,487)	(1,858)	(2,022)	(2,049)
TOTAL GROUP	38,619	11,790	52,154	28,251	15,250	9,605

Secondary segments
Retail Banking	34,880	7,650	42,684	24,116	11,772	7,946
Corporate & Investment Banking	3,544	1,988	7,395	4,497	4,115	2,805
Wealth Management & Insurance	825	1,291	2,608	1,566	1,526	1,118
PagoNxt	22	881	953	(71)	(141)	(215)
Corporate Centre	(652)	(19)	(1,487)	(1,858)	(2,022)	(2,049)
TOTAL GROUP	38,619	11,790	52,154	28,251	15,250	9,605

Underlying profit attributable to the parent distribution[1]
January - December 2022

1. As a % of operating areas. Excluding the Corporate Centre.

Underlying profit attributable to the parent. 2022
EUR million. % change YoY

Flags
Europe

North America

South America

Digital Consumer Bank	DCB

Global businesses

Var	Var[2]
+149%	+149%
-9%	-10%
+16%	+16%
+159%	+166%

-21%	-30%
+49%	+31%

+10%	-7%
+6%	+9%
+20%	+95%

+12%	+12%

+33%	+31%
+19%	+15%
-15%	-10%

    2. Changes in constant euros.

24	January - December 2022

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January-December 2021
Main items of the underlying income statement
EUR million
Primary segments	Net interest income	Net fee income	Total income	Net operating income	Profit before tax	Underlying profit attributable to the parent
Europe	10,574	4,344	15,934	7,615	4,034	2,750
Spain	4,166	2,789	7,748	3,696	863	627
United Kingdom	4,383	434	4,815	2,223	2,149	1,537
Portugal	722	441	1,313	750	685	462
Poland	1,020	518	1,617	955	351	140
Other	282	163	441	(9)	(15)	(16)
North America	8,072	1,644	10,853	5,886	4,531	2,960
US	5,298	782	7,277	4,080	3,546	2,252
Mexico	2,773	828	3,553	1,910	1,100	816
Other	0	34	23	(104)	(114)	(108)
South America	11,307	3,721	15,337	9,958	6,232	3,317
Brazil	7,867	2,728	10,876	7,641	4,610	2,320
Chile	1,982	394	2,455	1,513	1,156	636
Argentina	1,065	420	1,388	583	306	270
Other	393	179	618	221	160	91
Digital Consumer Bank	4,041	821	5,099	2,694	1,973	1,164
Corporate Centre	(624)	(28)	(819)	(1,165)	(1,510)	(1,535)
TOTAL GROUP	33,370	10,502	46,404	24,989	15,260	8,654

Secondary segments
Retail Banking	30,596	7,045	38,869	21,766	12,632	7,389
Corporate & Investment Banking	2,921	1,744	5,619	3,240	3,071	2,113
Wealth Management & Insurance	476	1,247	2,240	1,326	1,294	941
PagoNxt	1	493	495	(178)	(227)	(253)
Corporate Centre	(624)	(28)	(819)	(1,165)	(1,510)	(1,535)
TOTAL GROUP	33,370	10,502	46,404	24,989	15,260	8,654

January - December 2022	25

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Primary segments

EUROPE	Underlying attributable profit
EUR 3,810 mn
Executive summary
→ We continue to accelerate our business transformation in order to achieve superior growth and a more efficient operating model. This should allow us to further improve profitability and increase RoTE in the coming years.
→ Generalized growth in volumes and in the last 12 months, as loans grew 3% and deposits 9% in constant euros.
→ Higher revenue, boosted by net interest income, together with efficiency improvement and controlled cost of risk, led to an underlying attributable profit of EUR 3,810 million, up 39% year-on-year in euros and +38% excluding the exchange rate impact.

Strategy
Our aim is to create a better bank in Europe, that our customers and employees feel a deep connection with while delivering sustainable value to shareholders and society. To do so we aim to:
•Grow our business by serving our customers better, focusing on capital efficient opportunities (including SCIB and WM&I), simplifying our mass market value proposition, improving customer experience and engaging with PagoNxt;
•Make headway with our omnichannel strategy by redefining customer interaction, accelerating our digital transformation and maintaining close customer relationships through our teams; and
•Create a common operating model in Europe to serve our businesses through shared technology platforms and services. This should enable us to become a more agile organization with one aligned team across Europe.
Our ongoing structural changes aim to deliver revenue growth and better efficiency, and significantly improve customer experience.
Key developments by country:
•Spain: we focused on accelerating profitable growth by strengthening our customer base through: improved omnichannel experience and a simpler value proposition; simplification and process automation to lower the cost to serve; and proactive risk management.
•United Kingdom: in an environment of rising interest rates, we focused on managing the spread between assets and liabilities. Our transformation programme continued to provide efficiency improvements through process simplification and digitalization.
•Portugal: we continued to implement our transformation plan focused on process with the aim of improving service quality and increasing our customer base.
•Poland: we remained focused on providing the best customer and employee experience by simplifying our products and internal processes through digitalization, while developing platforms to accelerate our progress towards our responsible banking commitments.

Loyal customers		Spain	UK	Portugal	Poland
Thousands	10,964	3,083	4,566	934	2,379
YoY change	+6%	+11%	+3%	+9%	+6%

Digital customers		Spain	UK	Portugal	Poland
Thousands	17,450	5,899	6,980	1,115	3,284
YoY change	+7%	+9%	+5%	+11%	+10%

26	January - December 2022

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Primary segments
To deliver on our targets to tackle climate change, we developed a new governance structure, with country leaders and senior sponsors to coordinate the main initiatives across five green finance verticals in each country; green buildings, clean mobility, renewable energy, agro and circular economy. With this specialization, we strive to create business opportunities to help our customers. We launched different initiatives in each of the countries, to later export the best proposals to the rest of the region. For example, eco loans in Poland or the carbon footprint calculator in Spain. We are also developing end-to-end solutions with key players in the different markets.
Regarding digitalization, Santander recently received the Global Finance award for Best Digital Bank for companies in Spain, and Best App for Companies in Europe.
Business performance
Loans and advances to customers were flat year-on-year. In gross terms, excluding reverse repurchase agreements and in constant euros, they rose 3%. We saw growth in individuals in all countries except Poland where our mortgage activity was negatively impacted by the rapid market interest rate rises. There was particularly strong growth in mortgages in Spain, Portugal and the UK.
Customer deposits increased 6% compared to 2021. Excluding repurchase agreements and in constant euros, they were up 9%, with strong growth in CIB, SMEs and Individuals. In Individuals, demand deposits grew in Spain and Portugal, and time deposits were up in the UK and Poland as interest rate rises began to feed through to deposit rates.
Mutual funds decreased 13% in constant euros, impacted by interest rate increases across the board, particularly affecting business Poland, and by net volatility. However, we observed a slight recovery during Q4 2022 in some countries.

Europe. Business performance. December 2022
EUR billion and YoY % change in constant euros

579	+3%	737	+5%

aaaaa

Gross loans and advances to customers excl. reverse repos	Customer deposits excl. repos + mutual funds

Results
Underlying attributable profit in 2022 was EUR 3,810 million. Compared to 2021, underlying attributable profit was up 39% in euros. It rose 38% in constant euros, as follows:
•Total income grew 13% mainly driven by interest income which rose 19%, benefitting from higher volumes and interest rates and active spread management. Net fee income increased 3% spurred by greater activity and growth in WM&I and CIB.
•Despite higher inflation, increased activity and investments in IT, our cost rose just 2% (-7% in real terms). As a result, net operating income rose sharply (+25%).
•Net loan-loss provisions increased due to the normalization of provisioning in the UK, following releases in 2021, and CHF mortgages charges in Poland. This was partially offset by the positive performance in Spain and Portugal which allowed us to maintain the cost of risk stable at 0.39%.
In the quarter, the profit decreased 2% affected by the contributions to the Deposit Guarantee Fund in Spain and the Bank Levy in the UK, and the settlement agreed with the FCA regarding Anti-Money Laundering (AML) controls prior to 2017 in the UK. These were partially offset by the strong growth in NII.

Europe. Underlying income statement
EUR million and % change
		/	Q3'22		/	2021
	Q4'22%		excl. FX	2022	%	excl. FX

Revenue	4,757	+1	+2	18,030	+13	+13
Expenses	-2,227	+4	+5	-8,523	+2	+2
Net operating income	2,530	-1	-1	9,507	+25	+25
LLPs	-636	+4	+4	-2,396	+4	+5
PBT	1,405	+2	+2	5,482	+36	+35
Underlying attrib. profit	973	-3	-2	3,810	+39	+38
Detailed financial information on page 55

January - December 2022	27

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Primary segments

Spain	Underlying attributable profit
EUR 1,560 mn
Commercial activity and business performance
Despite the challenging macroeconomic environment, we increased our customer base more than 700 thousand customers in 2022 in total recording growth in every quarter.
Loans and advances to customers rose 3% year-on-year. In gross terms, excluding reverse repurchase agreements, growth was 2%.
In individuals, we saw record new mortgage lending in Q3 and sustained business dynamics in consumer finance and insurance during the year. In wholesale banking, we consolidated our leadership in the syndicated and leveraged finance market. In corporate lending, short term financing reached record highs while demand for long-term loans contracted.
Customer deposits increased 17% compared to 2021. Excluding repos, growth was 15%. Mutual funds decreased 10% due to the financial market volatility. Customer funds rose 10%.
Results
Underlying attributable profit amounted to EUR 1,560 million, 149% higher than 2021. By line:
•Total income increased 6% propelled by growth in net interest income, due to higher volumes and interest rates starting to feed through in recent months. Net fee income increased slightly, driven by CIB.
•Our cost base decreased 1% as our operating model transformation more than offset both inflationary pressures and investments in wholesale banking. The efficiency ratio improved 3.7 percentage points to 48.6%.
•Net loan-loss provisions decreased strongly (-30%) and the NPL ratio improved 145 basis points to 3.27%.
Compared to the third quarter, underlying attributable profit increased 1%, on the back of strong NII growth, which absorbed the contribution to the Deposit Guarantee Fund (EUR 262 million) and higher administrative expenses, which started to reflect the impact of higher inflation.

Spain. Underlying income statement
EUR million and % change

	Q4'22	/ Q3'22	2022	/ 2021

Revenue	2,175	+3	8,233	+6
Expenses	-1,057	+6	-3,998	-1
Net operating income	1,118	-1	4,236	+15
LLPs	-390	-8	-1,618	-30
PBT	581	-2	2,079	+141
Underlying attrib. profit	456	+1	1,560	+149
Detailed financial information on page 56

United Kingdom	Underlying attributable profit
EUR 1,395 mn
Commercial activity and business performance
Our transformation programme continues to deliver efficiency improvements though the simplification and digitalization of key processes.
Loans and advances to customers were 4% lower year-on-year. In gross terms and excluding reverse repurchase agreements and in constant euros they grew 4%. This was mainly supported by strong mortgage growth, with GBP 9.8 billion in net mortgage lending (GBP 35.5 billion gross new lending) in a robust housing market.
Customer deposits fell 5%. Excluding repurchase agreements and in constant euros, customer deposits and total customer funds increased 2%. We saw higher balances in customer savings accounts supported by successful eSaver and ISA campaigns.
Results
Underlying attributable profit was EUR 1,395 million in 2022, decreasing 9% versus 2021 affected by the normalization of LLPs and the settlement agreed with the FCA regarding AML controls prior to 2017 (EUR 127 million). In constant euros -10%, by line:
•Total income was up 12%, driven by strong net interest income growth (+13%) benefitting from higher mortgage volumes and margin management in a rising interest rate environment.
•Cost rose 3% driven by transformation spending and inflationary pressure. In real terms, costs were down 6%. Efficiency improved to 49.6% (-4.3 percentage points).
•Loan-loss provisions rose to EUR 316 million, leading to a cost of risk of 12 basis points. In 2021, we released provisions recorded in 2020.
In the quarter, underlying attributable profit fell 35% due to the aforementioned settlement agreed with the FCA and the Bank Levy charge that is recorded in the fourth quarter every year.

United Kingdom. Underlying income statement
EUR million and % change
		/	Q3'22		/	2021
	Q4'22%		excl. FX	2022	%	excl. FX

Revenue	1,388	-1	+1	5,418	+13	+12
Expenses	-677	+3	+4	-2,685	+4	+3
Net operating income	710	-4	-2	2,733	+23	+22
LLPs	-82	-25	-24	-316	—	—
PBT	365	-32	-31	1,900	-12	-12
Underlying attrib. profit	257	-36	-35	1,395	-9	-10
Detailed financial information on page 57

28	January - December 2022

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix
Primary segments

Portugal	Underlying attributable profit
EUR 534 mn
Commercial activity and business performance
Our ongoing commercial and digital transformation process supported the execution of our growth strategy. We improved our service quality, increased the number of loyal and digital customers and gained market share in individuals, mainly due to high new mortgage lending volumes.
Loans and advances to customers were flat year-on year (both net and in gross terms, excluding reverse repos).
On the other hand, customer deposits (both, including and excluding repos) fell 1%. Mutual funds decreased 17% driven by market conditions. As a result, customer funds reduced by 3% compared to last year.
Results
Underlying attributable profit in 2022 amounted to EUR 534 million, 16% more year-on-year.
•Total income decreased 1%, due to ALCO portfolio sales in 2021 but was boosted by a 10% increase in net fee income (transactional fees and mortgage lending). Net interest income rose 3%, driven, in recent months, by higher interest rates.
•The transformation plans implemented enabled us to reduce operating costs 11%. The efficiency ratio stood at 38.7%, among the best banks in the country.
•The conservative risk management carried out in recent years, combined with the change in portfolio mix and the positive credit quality performance enabled us to maintain loan-loss provisions close to zero, improve NPL ratio to 3.0% and increase NPL coverage to 79%.
Compared to the previous quarter, profit increased 28% supported by strong NII growth.

Portugal. Underlying income statement
EUR million and % change

	Q4'22	/ Q3'22	2022	/ 2021

Revenue	362	+13	1,295	-1
Expenses	-126	0	-502	-11
Net operating income	237	+22	793	+6
LLPs	-8	—	-17	-55
PBT	252	+28	775	+13
Underlying attrib. profit	174	+28	534	+16
Detailed financial information on page 58

Poland	Underlying attributable profit
EUR 364 mn
Commercial activity and business performance
2022 was a challenging year for our business in Poland, as we focused on helping Ukrainians who moved to the country following the outbreak of the war in Ukraine. We developed our strategic growth initiatives to improve our customer satisfaction through digitalization and simplification.
Loans and advances to customers were 1% down in the year. In gross terms, excluding reverse repurchase agreements and in constant euros they grew 1%. This was driven by increased demand from corporates and CIB. Mortgage volumes contracted 6% as higher interest rates reduced demand.
Customer deposits increased 4%, +6% excluding repos and in constant euros. There was strong growth in time deposits from individuals and CIB. Mutual funds decreased 29% due to flows into time deposits and tough market conditions.
Results
Underlying attributable profit in 2022 amounted to EUR 364 million. Compared to 2021, profit grew 159%. A rose in constant euros 166%, as follows:
•Total revenue was 57% higher driven by NII which doubled on the back of higher volumes and rates and well controlled funding costs. Net fee income was up 5%, mainly boosted by transactional products.
•Costs increased 7%, well below inflation (14%).
•Loan-loss provisions grew sharply (+126%) by the recognition of the CHF mortgage provisions in this line (previously recorded in other gains (losses) and provisions).
•Additionally, results were heavily impacted by the new mortgage payment holiday regulations (-EUR 327 million).
The quarterly profit grew six fold boosted by the base effect due to recording most of the mortgage payment holidays charge in the previous quarter.

Poland. Underlying income statement
EUR million and % change
		/	Q3'22		/	2021
	Q4'22%		excl. FX	2022	%	excl. FX

Revenue	695	+1	0	2,474	+53	+57
Expenses	-182	+7	+6	-692	+4	+7
Net operating income	512	-1	-1	1,782	+87	+92
LLPs	-150	+71	+70	-440	+120	+126
PBT	277	+305	+289	789	+125	+131
Underlying attrib. profit	134	+514	+476	364	+159	+166
Detailed financial information on page 59

January - December 2022	29

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix
Primary segments

NORTH AMERICA	Underlying attributable profit
EUR 2,878 mn
Executive summary
→ In North America, we continue leveraging our own local individual strengths and capabilities in Mexico and the US while simplifying our regional business model to generate efficiencies and profitable growth.

→ In volumes, loans and advances to customers increased 9% in constant euros driven by growth in Mexico and in CIB, CRE and Auto in the US. Customer funds rose 11% in constant euros, boosted by higher time deposits.

→ Underlying attributable profit amounted to EUR 2,878 million in the year and reduced 3% year-on-year. In constant euros, profit was down 14% as normalization in the US offset the positive performance in Mexico.

Strategy
We further increased synergies across the two countries as we continue to pursue joint initiatives including:
•Boost customer attraction and retention through loyalty strategies, while broadening our tailored service and product proposition for a better and more straightforward customer experience. We are taking advantage of successful proven businesses and we improved interactions to drive customer loyalty, NPS and customer experience.
•Promote a common and regional approach through the promotion of strong collaboration between both countries and the Group. We are consolidating IT functions in North America: operations know-how, digitalization, hubs, front-office and back-office, among others.
In line with our global responsible banking agenda and public commitments, we are focusing on expanding and implementing sustainable finance opportunities within our businesses. For example:
•Santander US issued its first sustainable bond for USD 500 million.
•We formalized green financing for the acquisition of 50 zero-emission buses for the public transport service in Mexico City.
In line with our strategy to deploy capital to the most profitable businesses, in 2022:
•SHUSA completed the acquisition of the shares of common stock of Santander Consumer USA (SC USA).
•Santander US completed the acquisition of Amherst Pierpont Securities (APS), which improves our strategic focus and competitive position while enabling cost synergies.
•Santander US discontinued mortgage and home equity originations to focus resources on products, services and digital capabilities with greater profitability growth potential.
•The Group announced that it intends to repurchase the outstanding shares of Santander México that it does not already own (3.76%) and delist the shares from the Mexican and the New York Stock Exchanges. This transaction is expected to be completed in Q1 2023 once the relevant regulatory approvals have been obtained.
•Santander US distributed USD 4.75 billion in dividends and reallocated capital from home lending to more accretive businesses aligned with strategic goals.
In terms of their local priorities:
United States
We refocused our business model towards a simpler, more integrated structure around four core segments (Consumer, Commercial, CIB and Wealth Management) prioritizing businesses that benefit from the Group’s connectivity or have a distinct competitive scalable business advantage.
Our strategy for Santander US is anchored on three key pillars:
•Simplification: simplify our operating model and governance by reducing complexity and rationalizing products and services.
•Transformation: drive distinctive positioning through digitalization.

Loyal customers		United States	Mexico
Thousands	4,693	365	4,328
YoY change	+10%	-3%	+11%

Digital customers		United States	Mexico
Thousands	7,239	1,037	6,029
YoY change	+7%	0%	+9%

30	January - December 2022

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Primary segments
•Profitable growth: increase the customer base across our Auto Consumer and Commercial Real Estate business lines and our globally connected CIB and Wealth business lines.
Our key accomplishments for each of the business lines include:
•Consumer: demonstrated progress towards objective of becoming a full spectrum auto lender while achieving significant improvement in customer satisfaction and experience.
•Commercial: focused on improving profitability and disciplined capital deployment while supporting our well-established CRE/Multifamily franchise.
•CIB: acquisition of APS, creating a competitive structuring and distribution platform across multiple asset classes.
•WM: integration of Crédit Agricole Indosuez in Miami achieving an RoI of 35% one year after completing the transaction.
Mexico
Multichannel innovation and our new products and services allowed us to improve our customer attraction and loyalty strategy through the acquisition of new payrolls and portabilities, commercial agreements and customer referrals.
In cards, we maintained the momentum of the LikeU credit card. In addition, we continued to improve acceptance and security processes to provide a better experience for our customers and reduce fraud. Linked to this, we launched Cash Back Baby, the first loyalty programme that gives money back to customers for using their card at many retail outlets.
In mortgages, we launched products that fit our customers' needs based on the nature of their income and economic means. In addition, our digital platform, Hipoteca Online, processed 97% of the mortgages formalized.
In auto, we launched Caranty Credit, the result of an alliance with Caranty. It is the only financing scheme in Mexico for individuals who buy a pre-owned vehicle directly from another individual. We also launched Mazda First, a financial programme to help young people buy their first car.
In SMEs, we attracted new customers through commercial agreements. We strengthened our acquiring business by offering state-of-the-art terminals that enable face-to-face sales and remote payment collections through payment links. In addition, the adoption of Getnet's technology makes us the first bank in Mexico with a retail scheme.

North America. Business performance. December 2022
EUR billion and YoY % change in constant euros

157	+9%	164	+11%

Gross loans and advances to customers excl. reverse repos	Customer deposits excl. repos + mutual funds
Business performance
Loans and advances to customers grew 25% year-on-year, partly favoured by the dollar appreciation. In gross terms, excluding reverse repurchase agreements and in constant euros, they rose 9% boosted by consumer lending, credit cards, mortgages and auto loans in Mexico and auto lending, CIB and CRE in the US.
Customer deposits grew significantly compared to 2021 (+38%). Excluding repurchase agreements and in constant euros, growth was 14%. This was driven by flows into interest bearing deposits as rates were higher across the region. In the US, growth was concentrated in corporates, while in Mexico volumes grew mainly in individuals as a result of our strategy to change our mix in order to control cost of funding.
Results
Underlying attributable profit in 2022 was EUR 2,878 million. Compared to 2021, underlying attributable profit decreased 3%. However, profit fell 14% in constant euros, by line:
•Total income slightly increased (+1%), as net interest income and net fee income growth was offset by lower leasing revenue. NII rose 7% supported by the higher interest rate environment and strong loan growth. Net fee income increased 6% driven by credit cards and insurance in Mexico. On the other hand, leasing income decreased significantly as higher used car prices increased the proportion of vehicles repurchased by dealers at lease end.
•Costs rose 5%, well below inflation. Costs were higher in Mexico as we launched Getnet, investments in digitalization and faced higher-than-expected inflation. The US remained flat in a high inflation environment (inflation was 8%). Costs in the US remained flat.
•Net loan-loss provisions rose 85% reflecting the normalization of the cost of risk following US releases in 2021. On the other hand, loan-loss provisions in Mexico decreased 12%, improving the cost of risk by 48 bps. In both countries, the loan-loss provision performance was better than initially expected.
In the quarter, underlying attributable profit fell 12% in constant euros due to higher loan-loss provisions and costs, whilst total income increased 2%.

North America. Underlying income statement
EUR million and % change
		/	Q3'22		/	2021
	Q4'22%		excl. FX	2022	%	excl. FX

Revenue	3,295	+2	+2	12,316	+13	+1
Expenses	-1,632	+6	+6	-5,871	+18	+5
Net operating income	1,663	-2	-1	6,445	+9	-3
LLPs	-872	+24	+25	-2,538	+110	+85
PBT	784	-17	-17	3,790	-16	-26
Underlying attrib. profit	607	-12	-12	2,878	-3	-14
Detailed financial information on page 61

January - December 2022	31

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Primary segments

United States	Underlying attributable profit
EUR 1,784 mn
Commercial activity and business performance
In 2022, we focused on delivering a strong and profitable growth in our business while diversifying our business mix across the US. We achieved a significant improvement in customer satisfaction and customers experience in consumer and mobile banking, and improved the profitability of our Commercial segment.
Loans and advances to customers increased 26% compared to 2021. In gross terms, excluding reverse repurchase agreements and in constant euros they grew 9% year-on-year driven by Auto, CIB and CRE.
Customer deposits soared 49% year-on-year. Excluding repurchase agreements and in constant euros, customer deposits grew 19%. Deposit costs were stable for much of 2022, but started to increase in Q4.
Mutual funds decreased by 3% as higher rates channeled funds into interest-bearing deposits and negative performance in equity markets affected valuations.
Results
Underlying attributable profit in 2022 remained high in the year at EUR 1,784 million, though fell 21% year-on-year affected by releases in 2021. In constant euros, -30%:
•Total income decreased 7% driven by lower activity in capital markets, lower gains on lease disposition, lower fees from new Safety Net initiative and home lending exit. On the other hand, net interest income increased 3% due to the positive impact from higher loan balances and interest rates, partially offset by the increase in wholesale funding costs.
•Costs were flat as investments in CIB and Wealth Management were offset by savings from transformation initiatives. In real terms, costs decreased 8%.
•Net loan-loss provisions increased due to the already mentioned normalization. Despite the increase, the cost of risk remained low in 2022 (1.35%).
In the quarter, net interest income was down 3% due to higher interest rates impacting funding costs, causing a slight decrease in revenue. Underlying attributable profit decreased 25% due to higher LLPs related to the continued and expected normalization in auto.

United States. Underlying income statement
EUR million and % change
		/	Q3'22		/	2021
	Q4'22%		excl. FX	2022	%	excl. FX

Revenue	1,957	-2	-1	7,623	+5	-7
Expenses	-964	+1	+3	-3,599	+13	0
Net operating income	993	-5	-4	4,025	-1	-12
LLPs	-637	+24	+25	-1,744	+316	+270
PBT	354	-33	-32	2,261	-36	-43
Underlying attrib. profit	294	-26	-25	1,784	-21	-30
Detailed financial information on page 62

Mexico	Underlying attributable profit
EUR 1,213 mn
Commercial activity and business performance
In Mexico, we strengthened our position in value-added products to increase customer loyalty. We developed different mortgage products, where we have a high market share, maintained the momentum of the LikeU credit card and signed new agreements in auto.
Loans and advances to customers increased 21% year-on-year. In gross terms excluding reverse repurchase agreements and in constant euros, they climbed 8%, driven by loans to individuals (auto +43%, cards +21% and mortgages +10%). Lending to corporates and institutions rose 6%, but declined 8% in SMEs.
Customer deposits grew 14% year-on-year. Excluding repos and in constant euros, they rose by 1%, driven by deposits from individuals, reflecting the acquisition campaigns carried out to control liability costs and due to the success of our customer loyalty strategy. Mutual funds were up 3%.
Results
Underlying attributable profit in 2022 was EUR 1,213 million, 49% higher than 2021. In constant euros, it increased 31%. By line:
•Total income rose 15%, boosted by net fee income (+21%) and net interest income (+13%), the latter as the result of higher volumes and interest rates.
•Costs increased 11%, affected by inflation at 8% and its effect on wages and investments in digitalization and technology.
•Net loan-loss provisions were down 12%, supported by solid portfolio performance. NPL ratio was 2.32% (-41 bps), cost of risk stood at 1.95% (-48 bps) and total coverage ratio was 107%.
Compared to the previous quarter, underlying attributable profit increased 2% in constant euros driven by net interest income good performance (+5%), which offset higher costs and provisions.

Mexico. Underlying income statement
EUR million and % change
		/	Q3'22		/	2021
	Q4'22%		excl. FX	2022	%	excl. FX

Revenue	1,311	+8	+7	4,623	+30	+15
Expenses	-609	+13	+12	-2,076	+26	+11
Net operating income	702	+3	+2	2,547	+33	+17
LLPs	-233	+24	+23	-788	0	-12
PBT	466	+3	+2	1,665	+51	+33
Underlying attrib. profit	339	+3	+2	1,213	+49	+31
Detailed financial information on page 63

32	January - December 2022

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Primary segments

SOUTH AMERICA	Underlying attributable profit
EUR 3,658 mn
Executive summary
→ We continued with our strategy to strengthen connectivity in the region and share best practices across countries, capturing new business opportunities.
→ We maintained high profitability, through sustainable growth of our customer base and its loyalty, improving customer experience while strengthening our risk and cost models.
→ Year-on-year growth in both gross loans and advances to customers and customer deposits, while we continue to expand ESG initiatives in the region.
→ Underlying attributable profit increased 10% year-on-year (+1% in constant euros) backed by the increase in revenue and a lower tax burden.

Strategy
We maintained our strategy of capturing synergies across business units:
•In consumer finance, we remained focused on exchanging positive experiences across countries such as the management platform for new and used vehicle financing in Brazil and the consolidation of our Cockpit platform in several countries. We expanded our digital strategy for consumer credit and used auto financing in Peru and Argentina. We remained well positioned in consumer credit in Uruguay. Good performance in insurance sales in Chile, through digital platforms such as Autocompara and Klare.
•In payment methods, we advanced in our e-commerce strategies and in immediate domestic and international transfers. We consolidated Getnet, our successful Brazilian acquiring model, in other countries in the region. For example, in Chile it is already one of our most known and popular brands in the market and in Argentina, we are the second largest payment processing company. In Uruguay, we launched Getnet for SMEs, which also enabled us to gain a greater presence in the payments market.
•We continued to make headway in the development of joint initiatives between SCIB and corporates to deepen relationships with multinational clients, boosting loyalty and customer acquisition in all countries.

•We continued to promote inclusive and sustainable businesses, such as Prospera, whose portfolio in Brazil reached BRL 2,526 million and 885,000 active customers; in Colombia, it is present in 425 municipalities and has more than 10,000 entrepreneurs in Uruguay. In Peru, we promoted micro-credits through Surgir, with almost 63,000 customers (95% are women). In Argentina, we launched lower interest rate credits for purchasing electric cars. In Chile we maintained our leadership in Green Finance, and we created Biomas in Brazil, a company focused on the conservation of Brazilian biomes.
The main initiatives by country were:
•Brazil: our strategy is based on four pillars:
•Customer focus, strengthening our product and solution offerings to our customers to improve their experience.
•More integrated and wider reaching sales channels. In the physical channel, we continued to expand to strategic businesses; in digital, we had 541 million monthly accesses and there were 10.3 million queries per month in the remote channel.
•Innovation and profitability: focus on exploring new markets, through our investment platforms, insurance and services for SMEs and large corporates.
•A unique horizontal culture that promotes empowerment, diversity and meritocracy, and prioritizes sustainable businesses that support the transition to a low-carbon economy.

Loyal customers		Brazil	Chile	Argentina	Other South America
Thousands	11,473	8,743	855	1,671	204
YoY change	+8%	+9%	+3%	+5%	+21%

Digital customers		Brazil	Chile	Argentina	Other South America
Thousands	25,897	20,405	1,982	2,867	643
YoY change	+9%	+11%	-2%	+5%	+2%

January - December 2022	33

Key consolidated data Business model	Group financial information	Financial information by segment	Responsible banking Corporate governance Santander share	Appendix
Primary segments
•Chile: we remained focused on digital banking and enhancing customer service. In payment methods, we continued to develop e-commerce and our domestic and international transfer business. For companies, we continued to offer our customers integrated financing, cash management and treasury solutions, which resulted in significant increases in revenue and results in these segments.
•Argentina: we continued to improve our customer service, loyalty and digitalization, which enabled us to be #1 in NPS for individual customer satisfaction in individuals. Our app remained the best rated among banks on iOS and Android, and we made progress in building our open financial services platform by strengthening Getnet's and Superdigital's value offering. We continued developing MODO, to promote digital payments and financial inclusion.
•Uruguay: we remained the country's leading privately-owned bank. We also continued our digital expansion, with the consolidation of Soy Santander, a fully-digital loyalty proposition for individuals and we launched F1RST, an innovative solution in the country focused on innovation and security. We continued to promote inclusive and sustainable businesses, for example by granting carbon neutral loans for vehicle purchases.
•Peru: we developed new business through joint initiatives between SCIB and corporates. We are in the top 3 of investment banks and leaders in mergers and acquisitions and we support the distribution of derivative instruments to reduce our customers' financial risks. In addition, our specialized auto finance company achieved a 32% market share. Our NeoAuto platform, a digital market place for new and used auto financing, continued to expand.
•Colombia: we continued to offer sustainable and inclusive financial solutions, maintaining our participation in the most relevant operations for the country's development, with joint offers for SCIB and Corporate. We also continued to grant loans to entrepreneurs. In consumer finance, we consolidated our position in lending for new and used auto loans, with a 67% increase year-on-year in the portfolio.

South America. Business performance. December 2022
EUR billion and YoY % change in constant euros

152	+10%	183	+5%

Gross loans and advances to customers excl. reverse repos	Customer deposits excl. repos + mutual funds
Business performance
Loans and advances to customers rose 17% year-on-year. Gross loans and advances to customers (excluding reverse repos and exchange rates) increased 10% year-on-year, with rises in all countries.
Customer deposits were 14% higher year-on-year. Excluding the exchange rate impact and reverse repos, customer deposits rose 5%, backed by time deposits (+13% year-on-year). Mutual funds were up 7% (in constant euros).
Results
Underlying attributable profit in 2022 amounted to EUR 3,658 million, up 10% year-on-year. Excluding the exchange rate impact, it was 1% higher, as follows:
•In total income, of note was the performance in net interest income and net fee income (+6% and +11%, respectively) and the rise in gains on financial transactions.
•Costs were 18% higher, heavily affected by inflation. In real terms, they decreased 1%, reflecting management efforts.
•Loan-loss provisions increased 37%, with rises recorded in all countries. The cost of risk was 3.32% (2.60% in December 2021).
By country, of note was the profit growth recorded in all markets except Brazil, which decreased 7%, as the growth in net fee income and in gains on financial transactions and a lower tax burden did not entirely offset the lower net interest income (negative sensitivity to interest rate rises) and greater in costs and provisions.
Compared to the third quarter of 2022, underlying profit decreased 9% in constant euros as the increase in customer revenue was offset by higher costs (labour agreements and costs associated with activity) and provisions, affected by a single name in CIB in Brazil. Excluding this, provisions and quarterly cost of risk decreased.

South America. Underlying income statement
EUR million and % change
		/	Q3'22		/	2021
	Q4'22%		excl. FX	2022	%	excl. FX

Revenue	4,412	-6	+5	18,025	+18	+8
Expenses	-1,740	-2	+12	-6,675	+24	+18
Net operating income	2,672	-8	0	11,350	+14	+2
LLPs	-1,408	+8	+12	-5,041	+55	+37
PBT	1,108	-26	-18	5,764	-8	-17
Underlying attrib. profit	774	-17	-9	3,658	+10	+1
Detailed financial information on page 65

34	January - December 2022

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Primary segments

Brazil	Underlying attributable profit
EUR 2,544 mn
Commercial activity and business performance
In Brazil, we remained focus on promoting a customer orientated culture, with integrated sales channels and constant innovation, which generates more loyalty and profitability.
In insurance, premiums amounted to BRL 10.8 billion (increasing 28% in two years) and in auto we reached a record penetration rate of 30%.
We remained market leaders in auto lending to individuals, with a 23% market share. We recorded our best ever year in corporate business and in SMEs, we achieved record customer acquisition with 43,000 accounts opened per month. In wholesale, we continue to have a strong position in FX, infrastructure, agro banking and Cash Management.
Loans and advances to customers rose 18% year-on-year. Gross loans and advances to customers, excluding reverse repos and the exchange rate impact, grew 8% boosted by corporates (+10%) and individuals (+8%).
Customer deposits surged 21% year-on-year. Excluding the exchange rate impact and repos, they rose 4% year-on-year driven by time deposits (+10%). As mutual funds remained stable, customer funds rose 3% in constant euros.
Results
In 2022, underlying attributable profit amounted to EUR 2,544 million, +10% year-on-year. Excluding the exchange rate impact, profit decreased 7%, as follows:
•Total income rose 1% due to gains on financial transactions and the increase in net fee income. Net interest income fell 4% as higher volumes were not enough to offset the negative sensitivity to interest rate rises.
•Costs rose 10%, strongly impacted by inflation. However, in real terms, costs only increased 1% and the efficiency ratio remained excellent at 32.4%.
•Net loan-loss provisions increased 38% due to the retail portfolio and a single name in CIB in the last quarter, bringing the cost of risk to 4.79% and the NPL ratio to 7.57%.
Good revenue performance in the quarter. Net interest income recorded a 1% increase and net fee income rose 11%. These positive impacts, however, were not reflected in profit (-21% in constant euros) due to higher costs (labour agreement, inflation and costs related to business) and higher provisions due to the aforementioned single name in CIB. Excluding the latter, both provisions and the quarterly cost of risk decreased.

Brazil. Underlying income statement
EUR million and % change
		/	Q3'22		/	2021
	Q4'22%		excl. FX	2022	%	excl. FX

Revenue	3,240	-1	+1	12,910	+19	+1
Expenses	-1,171	+11	+13	-4,180	+29	+10
Net operating income	2,069	-7	-5	8,730	+14	-3
LLPs	-1,252	+9	+11	-4,417	+63	+38
PBT	738	-29	-28	4,055	-12	-25
Underlying attrib. profit	517	-22	-21	2,544	+10	-7
Detailed financial information on page 66

Chile	Underlying attributable profit
EUR 677 mn
Commercial activity and business performance
We remained focused on improving customer satisfaction through the transformation of our commercial network and our digital banking proposition, expanding Santander Life (which exceeded one million customers) and Superdigital (with 397,000 customers). Getnet is firmly established in the country.
In 2022, we launched the Santander Life current account for SMEs and micro-entrepreneurs integrated with Getnet. It was also a good year for our Corporate and CIB segments, due to the integrated financing, cash management and treasury solutions we offered our customers.
We received numerous awards, such as Best Bank in Chile in 2022, by Euromoney and Latin Finance, and the Sustainable Finance Award from Global Finance.
In volumes, loans and advances to customers increased 14% year-on-year. Gross loans and advances to customers excluding reverse repurchase agreements and at constant exchange rates, were 8% higher, boosted by mortgages, corporates and institutions and CIB.
Customer deposits were down 2% year-on-year. Excluding the exchange rate impact and repurchase agreements, customer deposits decreased 8% due to demand deposits (-21%). Time deposits increased 14% and mutual funds rose 3% in constant euros. Total customer funds fell 5% in constant euros.
Results
Underlying attributable profit in 2022 amounted to EUR 667 million, 6% higher year-on-year. In constant euros, profit grew 9%, as follows:
•Total income rose 2% driven by the double-digit increase in net fee income (greater loyal customer base and transactionality) and gains on financial transactions. Net interest income decreased 9%, as the increase in volumes failed to offset the negative sensitivity to interest rates rises.
•Costs rose 6%, well below inflation (12%) and the efficiency ratio was 40.1%.
•Loan-loss provisions rose 19%, with the cost of risk remained practically stable.
In the quarter, profit decreased 21% in constant euros, due to the reduction in net interest income (as a result of lower quarterly inflation growth and higher funding costs), and the increase in provisions.

Chile. Underlying income statement
EUR million and % change
		/	Q3'22		/	2021
	Q4'22%		excl. FX	2022	%	excl. FX

Revenue	515	-11	-11	2,449	0	+2
Expenses	-244	-2	-2	-981	+4	+6
Net operating income	271	-18	-18	1,468	-3	-1
LLPs	-108	+27	+26	-399	+17	+19
PBT	172	-29	-29	1,062	-8	-6
Underlying attrib. profit	126	-21	-21	677	+6	+9
Detailed financial information on page 67

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Primary segments

Argentina	Underlying attributable profit
EUR 324 mn
Commercial activity and business performance
We remained focused on improving our customers experience, which enabled us to be #1 in NPS for individual customer satisfaction. In digitalization, we made progress in building our open financial services platform.
In Consumer, we promoted consumer credit with 45,000 customers and we are leaders in auto, with a 16% market share, mainly due to used vehicles and we developed strategies and alliances for new vehicles. We positioned ourselves as the second privately-owned bank in terms of loans. In ESG, Santander supported Córdoba (a municipality) in the issuance of a city's first green bond and signed an alliance with Coradir for the purchase of electric vehicles.
Loans and advances to customers were up 8% year-on-year. In gross terms, excluding reverse repos and the exchange rate impact, loans and advances to customers rose 72% year-on-year, driven by consumer credit, SMEs and corporates.
Customer deposits increased 15% with respect to December 2021. Excluding repos and the exchange rate impact, customer deposits rose 87% with growth in demand (+76%) and more acutely in time (+112%) deposits. Mutual funds were 136% higher. As a result, total customer funds increased 98% in constant euros.
These high growth rates, as well as results, are impacted by high inflation in the country.
Results
Underlying attributable profit in 2022 was EUR 324 million, 20% higher year-on-year. At constant exchange rates, profit was 95% higher. By line:
•Total income grew 115%, underpinned by net interest income (+171%), the good performance in net fee income (+110%, mainly driven by transactional fees and mutual funds and insurance) and gains on financial transactions (+141%). This good performance of the main revenue lines more than offset the greater negative effect from the hyperinflation adjustment.
•Costs increased below revenue improving efficiency ratio 4.2 pp to 53.9% and net operating income rose 136%.
•Loan-loss provisions increased 53% due to extraordinarily low levels in 2021 (following pandemic-related provisioning in 2020). The cost of risk stood at 2.91%, 10 bps lower than in December 2021.
In the fourth quarter, profit increased 87% in constant euros, due to higher customer revenue, which more than offset greater costs and provision.

Argentina. Underlying income statement
EUR million and % change
		/	Q3'22		/	2021
	Q4'22%		excl. FX	2022	%	excl. FX

Revenue	420	-29	+47	1,833	+32	+115
Expenses	-178	-46	+28	-987	+23	+99
Net operating income	242	-7	+72	846	+45	+136
LLPs	-26	-24	+63	-132	-6	+53
PBT	132	-9	+68	443	+45	+136
Underlying attrib. profit	91	+3	+87	324	+20	+95
Detailed financial information on page 68

Other South America
Uruguay
Gross loans and advances to customers, excluding reverse repurchase agreements and the exchange rate impact were up 14% year-on-year. Customer deposits excluding repos and exchange rates fell 8% driven by demand deposits (-11%).
Underlying attributable profit in 2022 of EUR 138 million, up 25% year-on-year and +5% in constant euros, as follows:
•Total income was up 11% boosted by net interest income (following interest rate rises), and gains on financial transactions.
•Costs were slightly up (+1%), despite high inflation (+9%). As a result, the efficiency ratio stood at 42.9% (-4.5 pp year-on-year).
•Loan-loss provisions rose, normalizing following the low levels recorded in 2021. The cost of risk remained low (1.51%) and the NPL ratio stood at 2.39%.
Compared to the previous quarter, underlying attributable profit rose 14% in constant euros due to the increase in net interest income and lower provisions.
Peru
Gross loans and advances to customers excluding reverse repos and the exchange rate impact rose 5% year-on-year and customer deposits (excluding repos and at constant exchange rates) fell 16%, with decreases in both demand and time deposits.
In 2022, underlying attributable profit amounted to EUR 73 million, 18% higher year-on-year. Excluding the exchange rate impact, growth was 4%, as follows:
•Total income rose 20%, boosted by net interest income and gains on financial transactions. Costs rose 44%, mainly driven by inflation and the launch of new businesses.
•Loan-loss provisions increased although the cost of risk remained very low (0.68%).
Colombia
Gross loans and advances to customers (excluding reverse repos and the exchange rate impact) were 35% higher year-on-year. Customer deposits (excluding repos and exchange rates) rose 30% due to time deposits (+54%).
In 2022, underlying attributable profit was EUR 27 million, 13% higher year-on-year. At constant exchange rates, profit was 14% higher, due to:
•Total income growth of 35% (driven by the good performance in the main revenue lines) and a 51% rise in costs due to the development of new business lines.
•Higher loan-loss provisions (+25%) though the cost of risk remained very low (0.37%).

Other South America. Underlying income statement
EUR million and % change
	Net operating income			Underlying attrib. profit
		/	2021		/	2021
	2022	%	excl. FX	2022	%	excl. FX

Uruguay	259	+44	+21	138	+25	+5
Peru	131	+26	+10	73	+18	+4
Colombia	49	+18	+18	27	+13	+14

36	January - December 2022

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Primary segments

DCB	DIGITAL CONSUMER BANK	Underlying attributable profit
EUR 1,308 mn
Executive summary
→ We continued to reinforce auto leadership via new strategic alliances, leasing and subscription. We signed the binding agreement with Stellantis, continued BNPL deployment and had >20% growth in new leasing contracts.
→ New lending rose 10% year-on-year in constant euros. We made significant market share gains in auto (new business +7% year-on-year in a market affected by global production issues). Strong increase in consumer (non-auto) new lending.
→ Underlying attributable profit amounted to EUR 1,308 million, improving 12% year-on-year (in euros and in constant euros) driven by total income growth (fees and leasing), good cost of risk and efficiency performance. RoRWA remained high, c.2%.

Strategy
Digital Consumer Bank (DCB) is the leading consumer finance bank in Europe, created through the combination of Santander Consumer Finance's (SCF) scale and leadership in consumer finance in Europe, and Openbank’s retail banking and digital capabilities.
SCF is Europe's consumer finance leader, present in 18 countries (16 in Europe, China and Canada) and works through more than 130,000 associated points of sale (mainly auto dealers and retail merchants). In addition, it is developing pan-European initiatives to boost Direct business across its footprint.
Openbank is the largest 100% digital bank in Europe. It offers current accounts, cards, loans, mortgages, a state-of-the-art robo-advisor service and open platform brokerage services. Openbank is currently active in Spain, the Netherlands, Germany and Portugal, and we are working on its expansion across Europe and the Americas.
DCB's aim is to generate synergies for both businesses:
•SCF is dedicated to helping its customers and partners (OEMs, car dealers and retailers) to enhance their sales capacity by financing their products and developing advanced technologies to give them a competitive edge. SCF is the top mobility financer and provider in Europe.

Digital Consumer Bank. Loan distribution
December 2022

Germany

Nordics

France

Spain

The UK

Italy

Poland

Others

•Openbank continues to work on improving customer loyalty and engagement targets by applying its technological developments and business philosophy, while maintaining its ability to swiftly launch new initiatives.
Our main priorities for 2022 were to:
•Secure leadership in global digital consumer lending focusing on growth and transformation:
–Auto: strengthen our auto financing leadership position, gain market share, reinforce the leasing business and develop subscription services. SCF is focusing on providing its partners advanced digital financing capabilities to support their sales growth strategy and the best customer experience. We had a EUR 98 billion loan book at the end of 2022.
–Consumer Non-Auto: gain market share in consumer lending solutions and develop buy now, pay later (BNPL) 2.0 through Zinia to strengthen our top 3 position in Europe. We had a loan book of EUR 21 billion at year end. In Retail, we aim to continue improving digital capabilities to increase loyalty among our 3.9 million Openbank and SC Germany Retail customers and boost digital banking activity.
–Simplify our operating model moving from self-contained banks to European hubs (Western Hub, Nordics, Germany) to increase competitiveness, take advantage of benefits of scale and increase efficiency.
•Increase profit leveraging strategic operations initiated in 2021, e.g. Stellantis (Auto), leasing and subscription launch and BNPL development.
•Drive tech transformation projects to seize on the fast-growing transition to online, support digital customer base expansion and provide our partners with digital tools to achieve a single European digital connection. All this while maintaining high profitability and one of the best efficiency ratios in the sector.

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Primary segments
In ESG, we continue to contribute to the transition to a greener economy by doing business sustainably. We supported our customers’ green transitions by providing EUR 4.8 billion of green finance in the year via the financing of electric vehicles (>150k EVs financed, gaining market share), electric chargers, solar panels, green heating systems, e-bikes, etc.
We were recognized as a Top Employer or Great Place to Work (GPTW) in 8 countries.
Business performance
2022 was a difficult year with supply chain disruptions (covid-19, chips shortage and the war in Ukraine) and global geopolitical tensions. High inflation in Europe and energy scarcity dented consumer confidence and are affecting consumers' consumption decisions and reducing their disposable income.
In this environment, new lending increased 10% year-on-year. Our leadership position and strategic alliances enabled us to increase market share in car financing in most of our countries. Our new business volumes (in new and used cars) were up 7% year-on-year while car transactions in 2022 in Europe fell high-single digit in our footprint.
In Auto, our leasing solutions and commercial focus generated a >20% year-on-year increase in the number of leasing customers. We continued to develop a proprietary digital leasing platform for Europe with the ambition of disrupting the market.
SCF's subscription service Wabi is live in Spain, Norway and Germany and will expand to other countries in the coming years. In June, SCF launched Ulity, its new platform for vehicle subscription-based solutions for companies.
We expanded our partnership with Stellantis in 2022 and expect to complete the transaction in H1 2023 (following the required authorizations). We also entered into a long-term global partnership with Piaggio Group, Europe's leader in scooters.
In buy now, pay later, Zinia continues to achieve outstanding results with more than 4.2 million contracts since its launch and around 44,000 retail merchants connected.
The TIMFin joint venture is a strategic alliance with the leading Italian Telco, a new vertical for DCB. The company has more than

Activity
EUR billion and % change in constant euros

+4%
	QoQ		+3%
QoQ
125
	+9%	62	+7%
	YoY		YoY

Gross loans and advances to customers excl. reverse repos		Customer deposits excl. repos + mutual funds
1.5 million contracts since launch as well as >5,800 active points of sale.
The stock of loans and advances to customers increased 8% year on-year. In gross terms, excluding reverse repos and in constant euros they rose 9% year-on-year to EUR 125 billion. We will continue to closely monitor our portfolios to prevent the impact of any deterioration in our activity.
Customer deposits increased 6% in euros, +7% excluding repos and in constant euros. Our recourse to wholesale funding remained strong and diversified. We are actively repricing our new business to compensate higher funding costs as a result of the higher interest rates in the year.
Results
Underlying attributable profit in 2022 was EUR 1,308 million, 12% higher year-on-year in euros. In constant euros, growth was also 12%, by line:
•Total income was up 3% supported by greater leasing activity and net fee income (volumes growth). NII was slightly down due to higher funding costs (steep rate rises) and TLTRO changes, partially mitigated by new business repricing initiatives.
•Costs increased 2%, affected by inflation, strategic and transformation investments, and business growth. In real terms costs fell 6%. Net operating income rose 4% and the efficiency ratio improved to 46.7%.
•Net loan-loss provisions increased 3% supported by portfolio sales. Credit quality remained robust with a low cost of risk (0.45%) and the NPL ratio improved to 2.06%.
•By country, the largest contribution to underlying attributable profit came from Germany (EUR 433 million), the Nordic countries (EUR 273 million), the UK (EUR 227 million), France (EUR 160 million) and Spain (EUR 131 million).
Compared to the previous quarter, underlying attributable profit increased 19%, mainly due to leasing and lower LLPs due to portfolio sales.

Digital Consumer Bank. Underlying income statement
EUR million and % change
		/	Q3'22		/	2021
	Q4'22%		excl. FX	2022	%	excl. FX

Revenue	1,382	+5	+6	5,269	+3	+3
Expenses	-609	+1	+2	-2,462	+2	+2
Net operating income	773	+9	+9	2,807	+4	+4
LLPs	-115	-19	-18	-544	+3	+3
PBT	655	+15	+15	2,237	+13	+13
Underlying attrib. profit	400	+19	+19	1,308	+12	+12
Detailed financial information on page 70

38	January - December 2022

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Primary segments

Corporate Centre	Underlying attributable profit
-EUR 2,049 mn
Executive summary
→ The Corporate Centre continued with its role supporting the Group.
→ The Corporate Centre’s objective is to define and coordinate the Group's strategy and aid the operating units by contributing value and carrying out the corporate oversight and control function. It also carries out functions related to financial and capital management.
→ Underlying profit was impacted by lower gains on financial transactions due to the exchange rate differences from the hedging of results, partly offset by the improvement in provisions.

Strategy and functions
The Corporate Centre contributes value to the Group in various ways:
•Making the Group’s governance more solid, through global control frameworks and supervision.
•Fostering the exchange of best practices in cost management, which enables us to be one of the most efficient banks.
•Contributing to the launch of projects that will be developed by our global businesses aimed at leveraging our worldwide presence to generate economies of scale.
It also coordinates the relationship with European regulators and supervisors and develops functions related to financial and capital management, as follows:
•Financial Management functions:
–Structural management of liquidity risk associated with funding the Group’s recurring activity and stakes of a financial nature.
–This activity is carried out by the diversification of funding sources (issuances and other), always maintaining an adequate profile in volumes, maturities and costs. The price of these operations with other Group units is the market rate that includes all liquidity concepts (which the Group supports by immobilizing funds during the term of the operation) and regulatory requirements (TLAC/MREL).
–Interest rate risk is also actively managed in order to dampen the impact of interest rate changes on net interest income, conducted via high credit quality, very liquid and low capital consumption derivatives.
–Strategic management of exposure to exchange rates in equity and dynamic on the countervalue of the units’ next twelve months results in euros. Net investments in equity are currently hedged, EUR 19,778 million (mainly in Brazil, Chile, Mexico, the UK and Poland) with different FX instruments (spot or forwards).
•Management of total capital and reserves: efficient capital allocation to each of the units in order to maximize shareholder return.

Results
In 2022, underlying attributable loss of EUR 2,049 million was 33% higher than in 2021 (-EUR 1,535 million) because:
•Lower gains on financial transactions (EUR 583 million less than in 2021), dampened by negative foreign currency hedging results, which partially offset the favourable FX impacts in the countries' results.
•Net interest income decreased, impacted by the rising interest rates.
•Lastly, other results and provisions were down considerably .

Corporate Centre. Underlying income statement
EUR million
	Q4'22	Q3'22	Chg.	2022	2021	Chg.

Total income	-322	-418	-23%	-1,487	-819	+81%
Net operating income	-422	-511	-17%	-1,858	-1,165	+60%
PBT	-465	-544	-15%	-2,022	-1,510	+34%
Underlying attrib. profit	-466	-543	-14%	-2,049	-1,535	+33%
Detailed financial information on page 71

January - December 2022	39

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Secondary segments

Retail Banking	Underlying attributable profit
EUR 7,946 mn

Executive summary

Results. (2022 vs. 2021). % change in constant euros			Business performance. EUR bn. % change in constant euros
Profit decreased slightly as the increase in revenue was offset by higher costs and provisions			Continued growth in asset and liability volumes
Total income	Costs	Provisions	Loans and advances to customers		Customer funds
+3%	+4%	+33%	845	+5% YoY	814	+2% YoY

Customers

Commercial activity
We continued to accelerate the implementation and development of our digital transformation, focusing on our multi-channel strategy and the digitalization of processes and businesses. Our aim is to ensure personalized support tailored to each customer's needs, which also addresses one of our main priorities, the continuous improvement our customer service.
In addition, we rolled out several commercial initiatives, with tailored products and services for each segment:
•Individuals: strong mortgage growth in our European markets in particular the UK and Spain. In Portugal, we saw high new mortgage lending growth. In Mexico, we developed different mortgage products, maintained the momentum of the LikeU credit card.
•Auto finance: Digital Consumer Bank continued to strengthen its position in the market, with various strategic agreements. In the US, auto loans performed well during the year. In South America, we consolidated the Cockpit platform. In Peru, we continued to expand the NeoAuto platform, a digital marketplace for financing new and used vehicles.
•SMEs and Corporates: we continued to provide new services and products to our customers. In Poland, we maintained our strategic Agile programmes. In Chile, we launched the Santander Life current account for SMEs and micro-entrepreneurs. In Brazil, we had a record year in corporate and SME customer acquisition.
These initiatives allowed us to reach 160 million customers across the Group. The number of loyal customers increased 8% year-on-year to 27 million and digital customers rose 8% year-on-year to 51 million.

Results
Underlying attributable profit in 2022 was EUR 7,946 million, 8% higher year-on-year. Excluding the exchange rate impact, it was 1% lower, as follows:
•Total income grew 3% driven by higher net interest income (+7%) and net fee income (+3%) which offset lower gains on financial transactions.
•Costs increased 4%, well below average inflation. Net operating income grew 3% and efficiency stood at 43.5%.
•Loan-loss provisions rose 33%, mainly driven by the increases in North and South America.
•Lower tax burden and lower impacts from minority interests.

Retail Banking. Underlying income statement
EUR million and % change
		/	Q3'22		/	2021
	Q4'22%		excl. FX	2022	%	excl. FX

Revenue	11,050	0	+4	42,684	+10	+3
Expenses	-4,767	0	+5	-18,568	+9	+4
Net operating income	6,282	+1	+3	24,116	+11	+3
LLPs	-2,745	0	+2	-10,210	+44	+33
PBT	2,956	+5	+6	11,772	-7	-15
Underlying attrib. profit	2,055	+8	+9	7,946	+8	-1
Detailed financial information on page 72

40	January - December 2022

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Secondary segments

Santander Corporate & Investment Banking	Underlying attributable profit
EUR 2,805 mn

Executive summary

Results. (2022 vs. 2021). % change in constant euros		Our aim and strategic priorities

Total income	Underlying att. profit
+27%	+31%
Efficiency ratio	RoTE
39.2%	22.0%

Revenue growth by business and region*		Other highlights in the quarter

TOTAL
Others
Global Debt Financing
Global Transactional Banking
Markets
5,803
+27%
7,395
1,699
+9%
2,772
+50%
2,622
+25%
2021
2022

17%
35%
38%
* Constant EUR million.

Strategy
In a challenging macroeconomic and geopolitical environment, our priority was to support our clients with innovative and high value-added solutions.
In this context, SCIB has continued to make progress in implementing its strategy to transform its business and position as strategic advisor to its customers. We are diversifying our business model, focused on clients, countries and products, to offer customers tailor-made solutions and strategic advice with a special focus on sustainable development and digital transformation.
The objective of this transformation is to become one of the leading investment banks by:
•Continuing to accelerate business in the US by focusing on the integration of the broker-dealer Amherst Pierpont (APS) as a first step toward achieving our growth aspirations in the country.
•Strengthening our customer support in Europe through a pan-European platform.
•Consolidating our regional leadership in most countries and products in Latin America.
Some of the key highlights in 2022 include:
•We continued to invest in talent, naming a new Global Markets head and a new head of SCIB Brazil.
•We acquired 80% of WayCarbon Soluções Ambientais e Projetos de Carbono (leading ESG consulting firm in Brazil), which will allow us to expand SCIB's product portfolio in voluntary carbon markets and in reforestation and conservation programmes.
•We reached a strategic agreement with the EIT InnoEnergy fund to accelerate the energy transition by developing the fund's start-up portfolio.
•We developed a new partnership with SAP to accelerate the digitalization of transactional banking services (GTB) and offer innovative, high-value-added solutions.
SCIB held leading positions in several rankings in 2022:
•In Project Finance and Export & Agency Finance: top 3 globally, in Europe and in Latin America (the latter in Project Finance) by volume of transactions, promoting renewable energies -top 3 in Green Global-, a key part of our ESG strategy.
•In Debt Capital Markets (DCM): leader in Spain and top 3 by volume of debt placed in Latin America (top 3 in Mexico, Chile and Argentina).
•In Equity Capital Markets (ECM): top 3 in Europe and leader in the Spanish and Mexican markets.
In the quarter, SCIB also received numerous awards in several categories, including Global Finance and Euromoney.

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Secondary segments
Results
Underlying attributable profit in 2022 amounted to EUR 2,805 million (24% of the Group's total operating areas), 33% higher than in 2021, (+31% in constant euros) backed by growth across core businesses, notably Global Transactional Banking, Global Debt Finance and Markets.
In 2022, revenue amounted to EUR 7,395 million and grew 32% in the year. In constant euros, revenue rose 27%, as follows by business:
•Global markets: revenue was 25% higher year-on-year. The business successfully overcame a period of volatility in a difficult macroeconomic environment due to high levels of inflation, central bank policy, and the prolonged the war in Ukraine.
In Europe and Asia, market disruption and diligent risk management created a number of opportunities, particularly in FX, equity derivatives and equity finance.
In Latin America, there was solid demand for interest rate and currency hedging products in all countries and a significant increase in sales activity. Argentina, Brazil and Chile were in the top 3.
There were excellent results in the US markets, boosted by gains in fixed income, currency and commodities, rates and security finance, combined with significant growth in customer volumes, especially with Financial Sponsors.
•Global Debt Financing (GDF): significant revenue growth (+9%), despite market conditions which put pressure on primary issuances. Despite the sharp decline in debt issuance globally, DCM maintained (or gained) market share in key markets.
In Structured Finance, Santander continued to lead the global rankings, in particular the renewable energy sector (leaders globally in Europe and Latin America). GDF participated in relevant transactions such as Origis Energy Debt Raise, Project Gauss (1,600MW of wind farms in Spain and Portugal).
•Global Transactional Banking (GTB): total income was 50% higher than in 2021. Cash Management increased significantly during the year in both transactionality and liability income, driven by greater economic activity in most countries in SCIB's footprint and higher interest rates in Europe, the US and Latin America.
Trade & Working Capital Solutions (T&WCS) focused on providing our clients with solutions that enable them to mitigate the impact of commodity price increases, optimize their working capital and inventories, strengthen their supply chains and achieve their ESG objectives. T&WCS more than tripled its ESG operating income year-on-year.
In Export Finance, SCIB maintained its leadership in the market; #1 in the global ECA finance ranking (according to Dealogic's criteria). Of note is the ESG team's work, particularly in the renewables sector.
•In Corporate Finance (CF), M&A growth has been damped by the slowdown in Equity Capital Markets activity of the global markets. In this context, our participation in the Porsche IPO is particularly noteworthy.
In Infrastructure, Santander leads the League Tables in Europe and Latin America. In Q4, Santander advised Platinum Equity on the sale of Socamex, a Spanish water company acquired by Quaero Capital. In the telecom, media and technology (TMT) sector, there was significant activity in fibre and towers during the year.
In Energy, Santander established itself as a renewable energy financing benchmark by participating in important deals during 2022, such as the Hornsea One and Wikinger offshore wind farms or the solar photovoltaic transaction with Ardian.
In Consumer Retail Healthcare (CRH), Santander continued to grow its franchise through the most significant transactions in the sector, including the merger of Dufry with Autogrill for EUR 5.3 billion, or Gelnx's sale to Darlin Ingredients for USD 1.2 billion.
In collaboration revenue and multinational customers outside their local geography revenue, they increased 34% year-on-year and stood at around EUR 5.1 billion, of which EUR 3,400 came from SCIB and the rest was distributed among the different commercial banking geographies.
Operating expenses increased 17% year-on-year due to investments in products and franchises under development. However, at 39%, efficiency remained lower than the previous year (-3.2 pp) and well below the sector.
Loan-loss provisions rose 63% compared to 2021 due to the provisions normalization and a single name in Brazil.
Compared to the previous quarter, where results were excellent, revenue decreased 3% due to lower gains on financial transactions, higher costs and provisions (normalization and a single name in Brazil). Underlying attributable profit fell 39%.

SCIB. Underlying income statement
EUR million and % change
		/	Q3'22		/	2021
	Q4'22%		excl. FX	2022	%	excl. FX

Revenue	1,798	-9	-3	7,395	+32	+27
Expenses	-863	+16	+20	-2,898	+22	+17
Net operating income	935	-24	-17	4,497	+39	+35
LLPs	-265	—	—	-251	+66	+63
PBT	616	-49	-42	4,115	+34	+30
Underlying attrib. profit	441	-47	-39	2,805	+33	+31
Detailed financial information on page 72

42	January - December 2022

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Secondary segments

Wealth Management & Insurance	Underlying attributable profit
EUR 1,118 mn

Executive summary

Results (2022 vs. 2021). % change in constant euros				Growth drivers 2022
Total fee income generated[1]	Total contribution to profit[1]	Assets under management (AuMs)	RoTE
				Net new money	AuMs	Gross written premiums

+4%	+18%	-3%	59.7%	EUR 11.7 bn	EUR 188 bn	+24%
				(4.5% of total CAL)	(-6% vs 2021)	vs. 2021

Total contribution to profit by business				Other highlights in the period
Constant EUR million (incl. fee income ceded to the Group)				Private Banking	SAM	Insurance

Chg. /2021 [1]
Total fee income generated
2,728
+18%
Private Banking
690
+40%
SAM
580
-0%
Insurance
1,458
+18%
31% /total Group
2022

				Customer growth +8% vs 2021	SRI* EUR 37.5 bn	Fee income[1] EUR 1.71 bn +10% vs. 2021
(Total SRI WM&I: EUR 53.2 bn)

	1. Excluding insurance one-offs in 2021.			* Socially Responsible Investments.

Commercial activity
In 2022, we continued to work to become the best responsible wealth manager in Europe and the Americas, being one of the Group's growth drivers. Considering the macroeconomic and market challenges, we performed very well.
•In Private Banking, we continued to leverage our scale, so clients can benefit from our global platform, and to foster collaboration across markets and segments. We managed EUR 51 billion of customer assets in countries outside their place of residence. We are the leader in the large flow of investment between Latin America, Europe and the US.
We continued to renew our value proposition, widening our product range in line with market trends, with a particular focus on alternative products (more than EUR 2.9 billion), collateralized lending, investment banking and socially responsible products (ESG). We continued to improve our discretionary advisory service, which accounted for 9.5% of total assets under management (AuMs).
We launched six funds during the year. In Q4 we launched EB Capital Preferred Futures (first private market fund marketed to our customers in Brazil) and the Laurion Private Credit Fund.
Our real estate investment service, which is capturing a large part of existing flow between Latin America, Europe and the US, reached a total volume of EUR 321 million in transactions in the year.
Our Socially Responsible Investment (SRI) products amounted to more than EUR 25 billion, (classified according to Article 8 or 9 under the SFDR or similar criteria applicable in Latin America).
•In Santander Asset Management (SAM), market volatility affected asset valuations and investment flows in general. Nevertheless, we continued to improve and complete our local and global product offerings.

We made further headway with our ESG strategy. We offer 72 ESG products globally and our assets under management stood at EUR 37.5 billion. In November, we launched the Santander Prosperity fund along with (RED) (NGO founded to fight AIDS with the help of the world's best brands).
Our robust range of alternative products includes six strategies and 15 vehicles already launched and EUR 2.5 billion committed globally.
•In Insurance, we maintained a healthy growth rate in premiums, mainly in the Non-Related and Savings businesses. The credit-related business was slightly affected by the lower demand for credit in general but especially in Brazil.
Protections insurance sales were particularly strong in Europe, as a result of the optimization of client communications and the introduction of new products. The new savings value proposition developed in Spain was particularly successful, completing the range of units linked, guaranteed interest and annuities products.
In the Americas, the diversification of the non-credit insurance business continued strongly with double-digit growth in new sales in 2022. We launched a new Life and Accident Insurance offer in Brazil and a new unit linked product offering in Mexico for the Select segment, betting on the growth potential of the savings business.
The motor vehicle insurance business was 8% higher. Our Autocompara platform, in Argentina, Brazil, Chile, Mexico and Uruguay, reached 1.4 million active policies.
In our digital strategy, we continue to record growth in policy sales through digital channels, now representing 20% of the total

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Secondary segments
Business performance
Total assets under management amounted to EUR 401 billion, 3% lower year-on-year, dampened by market performance, particularly in Europe, but managed to absorb much of the market downturn.

Business performance: SAM and Private Banking
Constant EUR billion

Total assets under management
Funds and investment*
- SAM
- Private Banking
Custody of customer funds
Customer deposits
Customer loans

/ Sep-22	/ Dec-21
+3%	-3%
+1%	-6%
+1%	-6%
+3%	-7%
+8%	-4%
+2%	+10%
-1%	+5%

Note: Total assets marketed and/or managed in 2022 and 2021.
* Total adjusted private banking customer funds managed by SAM.
•In Private Banking, the volume of customer assets and liabilities reached EUR 259 billion, 1% lower than in 2021, affected by custody valuations. Net new money amounted to EUR 11.7 billion (4.5% of total volume). Net profit in 2022 was EUR 690 million, up 40% compared to 2021, primarily backed by total income. Threshold Private Banking clients increased 8% to 114,000 clients.
•SAM's total assets under management decreased 6% to EUR 188 billion. Net sales recorded outflows of EUR 4.1 billion (2.2% of total AuMs). However, underlying dynamics differed: in Latin America, total net sales were EUR 0.7 billion, and in Europe net sales were
-EUR 2.2 billion, heavily impacted by the war in Ukraine. SAM’s contribution to the Group's profit (including ceded fee income) was EUR 580 million, as such remaining stable year-on-year.
•In Insurance, the volume of gross written premiums amounted to EUR 11.7 billion (+24% year-on-year), with protection premiums growing 7% despite lower credit demand in Latin America. Total fee income rose 7% (+10% excluding the impact form insurance portfolio buybacks in 2021) and net fee income from protection insurance was 9% higher. The total contribution to profit stood at EUR 1,458 million, +3% year-on-year (+18% excluding insurance earn-out one-offs and insurance portfolio buybacks).
Results
Underlying attributable profit was EUR 1,118 million in 2022, up 19% year-on-year. In constant euros, it was 15% higher (+36% excluding insurance one-offs in 2021):
•Total income increased 12% as a result of improved margins and net fee income.
•Total fee income generated, including ceded to the commercial network, amounted to EUR 3,689 million and represented 31% of the Group's total fee income, a 3% increase year-on-year, despite the market impact on volumes.

Total fee income generated
Constant EUR million

3,689

	〉	+3%	31%
		vs. 2021	/ total Group

•Operating expenses were 8% higher year-on-year, due to the investments and higher costs related to increased commercial activity.
The total contribution to the Group (including net profit and total fees generated net of tax) was EUR 2,728 million in 2022, 10% higher than in 2021 in constant euros (+18% excluding insurance one-offs in 2021).
Compared to the previous quarter, underlying attributable profit rose 2% primarily driven by the positive performance in total income.
To sum up, a very positive quarter in which we continued to grow at double-digit rates on a like-for-like basis despite the macroeconomic and market environment.

Total contribution to profit
EUR million and % change in constant euros
Q4'22		2022

	738		2,728
+4%	/ Q3'22	+10%	/ 2021

WM&I. Underlying income statement
EUR million and % change
		/	Q3'22		/	2021
	Q4'22%		excl. FX	2022	%	excl. FX

Revenue	701	+2	+5	2,608	+16	+12
Expenses	-283	+8	+10	-1,041	+14	+8
Net operating income	417	-1	+2	1,566	+18	+15
LLPs	-1	-80	-79	-14	-63	-64
PBT	408	-1	+1	1,526	+18	+15
Underlying attrib. profit	301	-1	+2	1,118	+19	+15
Detailed financial information on page 73

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Secondary segments

Underlying attributable profit
-EUR 215 mn

Executive summary

Revenue performance	Our business

Solid revenue growth*	Merchants	International Trade	Payments
+72%2022 vs 2021	Global payments solutions for all merchant segments	International trading solutions for business	Wholesale account-to-account payment solutions

Our main strategic priorities	Main growth drivers

•Scaling up our global technology platform	Merchants Total Payments Volume*	Active merchants	International Trade active customers
•Accelerating our commercial growth
•Pursuing the open market opportunity	+27% 2022 vs. 2021	+4% 2022 vs. 2021	>30k
* Constant EUR million.

Strategy
PagoNxt aims to achieve a global leadership position in payments through our distinctive, holistic and customer-centric value proposition. We are a one-of-a-kind paytech business providing customers with a wide range of innovative payments and integrated value-added services.
We focus on several strategic and high-growth business segments:
•Merchants: providing global and integrated acquiring, processing and value-added solutions for physical and e-commerce merchants.
•International Trade: delivering specialized cross-border trading solutions (payments, FX, cash management, trade finance) for businesses, in a large and global market yet to be fully digitalized.
•Payments: providing wholesale account-to-account payments processing and instant connectivity to schemes in multiple geographic areas through a highly scalable model.

PagoNxt's technology platform and specialist teams serve Grupo Santander's payments needs and additionally cater for open market opportunities beyond Santander's business, delivering complete solutions for millions of businesses and people.
PagoNxt runs an efficient global operating model, extending across 3 core regions (Europe, South America and North America) and adopting bank-grade security and compliance embedded in our customer products.
PagoNxt's strategy is anchored on the following key levers:
•Scaling up our global, cloud-native, secure and efficient platform. We operate a connected, real-time, flexible and highly scalable technology platform that is fully cloud and API based to ensure access to PagoNxt's features through a single integration. We process and generate insights to help our customers and their businesses leverage the full power of data and make data-driven decisions.
•Accelerating commercial growth by continuing to strengthen our international commerce and trade ecosystem, offerings and distribution through Santander's commercial platforms, with a focus on SMEs.
•Maximizing the open market opportunity through direct commercialization and distribution partnerships (with integrated software vendors and others), increasing our market penetration in Europe, South America and North America and extending our footprint to additional strategic countries.

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Secondary segments
Business performance
Getnet, our stronghold business, continued expanding its reach across Latin America and Europe. Latin American countries with full acquiring propositions include Brazil, Mexico, Argentina, Chile and Uruguay, while our pan-European acquirer has active customers in 12 countries. Getnet was ranked as the third largest Merchant Acquirer in Latin America, and 19th Merchant Acquirer Worldwide (as per Nilson reports in September and October 2022 respectively, based on number of transactions).
In 2022, Getnet's Total Payments Volume (TPV) reached EUR 165 billion, 27% higher than 2021, and active merchants grew to 1.32 million (+4% vs. December 2021). Our merchant platform added innovative value-added services, deployed new global e-commerce capabilities and further developed specialized vertical solutions sharing them across countries. Highlights by market were:
•Getnet Brasil's TPV increased 16% in the year, boosted by our e-commerce activity. Our strategy in the country is also focused on driving profitable growth through our pre-payments product proposition and value-added services, and through an increase in our SME penetration. We are pursuing opportunities through all sales channels and reinforcing our open market sales through partnerships, direct sales and digital channels.
•Getnet Europe, our pan-European acquirer, grew significantly in the year. TPV increased 39% and active merchants rose 33% year-on-year, mainly driven by the Spanish market and by the transfer of the former Santander Portugal acquiring business to Getnet Europe in November. We reinforced our platform capabilities, incorporating new payment methods, developing a vertical solution for airlines and strengthening our value-added proposition for SMEs. We continued to develop our open market strategy and are already operating in 12 different countries.
•Getnet México continued on its strong growth path, with increases of 35% in TPV and 12% in active merchants year-on-year. The growth was driven by an increase in the average ticket of our merchant base and by the strong performance of our open market distribution channels, which include several partnerships with financial institutions, integrated software vendors (ISVs) and payment ecosystems. We launched several innovative value-added services in the country.
•Getnet commercial activity in other Latin American countries is ramping up. In 2022 we launched the acquiring business in Argentina and Uruguay, while continued to accelerate penetration in the Chilean market.
Ebury showed strong performance in its B2B offerings targeting the open market, driven mainly by FX services. Active customers increased by 16% year-on-year.
Our One Trade platform made headway in its objective to become the international services (payments, FX, trade finance) platform for the Group, replacing the local systems with a single, common and interconnected technology solution. In 2022, it expanded its reach to 9 Santander countries, replacing some of the previous services and deploying new digital capabilities such as instant payments to Europe or Brazil. Additionally, One Trade was granted an Electronic Money Institution licence to operate open market activity in the EU.
PagoNxt continued to accelerate its roadmap to be Santander's wholesale payments processing provider, centralizing all types of payments (except cards). In 2022, payments service activity included Santander in Spain, Portugal, and Santander Corporate and Investment Bank. The Payments Hub platform expanded the number of currencies processed to more than 30, through five different clearing schemes.

On the consumer side, our Superdigital business continued to expand its offerings in Latin America. The global platform was rolled out in Argentina, Colombia and Peru, and is gradually incorporating our customer base in Brazil. The platform was upgraded to provide simpler and faster customer onboarding and higher efficiency across its global operating model.

Merchants
Active merchants			Total Payments Volume
Millions			Constant EUR billion

	+4%	1.32		+27%	165.0
1.27
			130.0

2021		2022	2021		2022
Results
In 2022, underlying attributable loss decreased year-on-year to -EUR 215 million, compared to -EUR 253 million in 2021.
Total income was EUR 953 million, a 93% increase year-on-year (+72% in constant euros), backed by the increase in business activity and volumes across regions, especially in our Merchant and Trade businesses (Getnet and Ebury).
PagoNxt outperformed its 50% revenue growth target for 2022.

PagoNxt. Revenue performance
Constant EUR million

953
+72%
554

2021		2022
In the period, costs reflected the ongoing investment plans to develop and implement global technology.
Compared to the previous quarter, underlying attributable profit stood at -EUR 42 million (-EUR 69 million in the third quarter).

PagoNxt. Underlying income statement
EUR million and % change
		/	Q3'22		/	2021
	Q4'22%		excl. FX	2022	%	excl. FX

Revenue	298	+16	+17	953	+93	+72
Expenses	-295	+5	+6	-1,024	+52	+45
Net operating income	3	0	0	-71	-60	-54
LLPs	-20	+57	+58	-44	+336	+273
PBT	-27	-46	-44	-141	-38	-32
Underlying attrib. profit	-42	-39	-37	-215	-15	-10
Detailed financial information on page 73

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RESPONSIBLE BANKING

Responsible Banking targets

We continue to progress in our ESG agenda, towards the fulfilment of our public commitments:
More information available at www.santander.com/en/our-approach.
Note: 2022 data not audited.

2022 highlights

☑    We continued to make headway in our public commitments.
☑    We published a Sustainable Finance Classification System (SFCS) which allows us to measure and direct funding towards green and/or social activities.
☑    We established three new decarbonization targets for 2030 (measured in terms of emissions reduction versus 2019) in the energy1 (-29%), steel (-32%) and aviation (-33%) sectors.
☑    The main ESG rating analysts updated our ratings:
•We were included among the most sustainable banks in the Dow Jones Sustainability World Index 2022.
•We received the highest score in the annual climate action ranking of CDP.
•MSCI maintained our AA score.
•Sustainalytics improved our score from 23.9 to 22.4.
Of note among the implemented ESG initiatives were:

Environmental
♣    In line with our commitment to grant EUR 120 billion in green finance by 2025 and EUR 220 billion by 2030, we mobilized nearly EUR 25 billion in green finance in the quarter, around EUR 91 billion since 2019.
♣ In addition, in 2022 we funded more than 150,000 electric vehicles in SCF for nearly EUR 4.8 billion.
♣ The volume of AuMs in socially responsible investments surpassed EUR 53.2 billion. In addition, we launched the first social investment fund in collaboration with (RED) with a special focus on: health and wellbeing, food and nutrition and financial education and inclusion.
♣ In April 2022, we completed the acquisition of 80% of WayCarbon, a leading Brazil-based ESG consultancy firm to continue to support our customers in their energy transition. This firm provides ESG consultancy; management software to support the tracking and implementation of ESG strategies; and carbon credit trading.
1.Energy refers to Oil & Gas. More information in our Climate Finance Report 2021 – June 2022.

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Social
t    We continue to strengthen our financial inclusion and empowerment proposition:
•We have financially empowered more than 10 million people since 2019, exceeding our 10 million target three years.
•We granted over EUR 900 million in loans in 2022 through our microfinance programmes in Latin America.
t    We support our communities:
•We launched 1,000 scholarships together with Chicago University to encourage professional reorientation to digital businesses and other scholarships for sustainability and climate changes studies with Cambridge Judge Business School.
•In the COP27 in Egypt, Santander announced, together with five other large corporates (Vale, Marfrig, Suzano, Itaú and Rabobank), the creation of BIOMAS, a new forest carbon company that aims to protect and restore the biome, with more than 2 billion native trees. In Brazil, in collaboration with other banks, we participated in Plataforma Jornada Amazônia to train 3,000 young people and stimulate the creation of 200 startups.
•In Mexico, we signed a strategic alliance with Mexico's centre for competition to foster growth and support more than 6,000 small and medium-sized enterprises. Also, through Getnet, we launched the first solution that turns smartphones and tablets into PoS.
•In Spain, we presented the Santander X Global Challenge Food for the Future awards, while in Portugal we launched the Santander X Portugal Award 2022 to recognize the best tech startups with potential to disrupt the market in the country.
•We continued to support Ukraine with solidarity events for fund raising.

Governance
❖    ESG criteria are included in the short-term incentives that apply to all employees and in senior managements' long-term incentives (2022-2024)
❖    More than 2,800 Group employees received IASE certified Sustainable Finance training (intermediate level).

2022 Awards
☑    Santander received the Top Employers Europe award for the sixth year running, recognizing our excellent working conditions and employee development.
☑    We were named Bank of the Year for Financial Inclusion by The Banker magazine. They recognized our proactive efforts to ensure a responsible and sustainable path to growth, 'serving financially excluded communities and small businesses on a large scale with its Finance for All initiative'.
☑    Euromoney named us the Best Global Bank for Financial Inclusion, highlighting out programmes in South America and Mexico, and the Best Bank for Corporate Responsibility in Central and Eastern Europe due to our support for refugees in the war in Ukraine.
☑    We are one of the 100 most valuable brands in the world. Our work to help communities thrive in a simple, personal and fair way earned us recognition as the largest bank in the eurozone and sixth globally in Interbrand's Best Global Brands 2022 ranking.

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CORPORATE GOVERNANCE

A responsible bank has a solid governance model with well-defined functions, it manages risks and opportunities prudently and defines its long-term strategy looking out for the interests of all its stakeholders and society in general

àChanges on the board of directors
On 20 December, after obtaining the necessary regulatory approval, the board of directors co-opted:
–Héctor Grisi as member of the board and Group CEO, effective on 1 January 2023. Mr Grisi succeeds José Antonio Álvarez, who remains on the board as non-executive Vice Chair; and fills the vacancy left by Sergio Rial on the board, who remains in the Group as non-executive Chair of Ebury Partners Ltd.
–Glenn Hutchins as an independent director to fill the vacancy left by R Martín Chávez in July.
Both appointments will be submitted at the annual general meeting to be ratified.
àChanges in board committees
Glenn Hutchins joined the nomination, remuneration, and innovation and technology committees on 20 December.
On 1 January 2023, Héctor Grisi was assigned to the executive and the innovation and technology committees, and Germán de la Fuente was assigned to the risk supervision, regulation and compliance committee.
àChanges in the organizational structure of the Group's Senior Management
On 22 December 2022, the board of directors announced the appointment of Mahesh Aditya as Group Chief Risk Officer to succeed Keiran Foad, who will depart from the Group in March 2023 after the transition period is complete. Mr Aditya’s appointment is subject to obtaining the necessary regulatory approval.

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SANTANDER SHARE
In application of the shareholder remuneration policy for 2022, in November the bank paid a cash dividend of EUR 5.83 cents per share (pre-tax) charged to 2022 results.
In addition, the board approved a first share buyback programme against 2022 results for EUR 979 million that was executed from 22 November 2022 to 31 January 2023. In application of the 2022 AGM resolutions, on 1 February 2023 the board resolved to reduce, subject to the required regulatory authorization from the ECB, the share capital in the amount of EUR 170,203,286, by cancelling the 340,406,572 shares repurchased in the above mentioned buyback programme, representing 2.03% of the share capital. Once the required regulatory authorization is obtained, the share capital will be EUR 8,226,997,506 represented by 16,453,995,012 shares.
The bank's board shall propose to the AGM and disclose on the date of the meeting the final terms of the remaining remuneration to shareholders charged to 2022 results, in line with the current payout policy of approximately 40% of the Group's underlying profit, divided approximately equally between cash dividends and share repurchases.
àShare price performance
Santander's shares are listed in five markets, in Spain, Poland, Mexico and the US as ADRs and in the UK as a CDI.
2022 was characterized by the negative impact of the war in Ukraine, strong inflationary pressures, a tightening of monetary conditions by central banks to curb prices, growth slowdown in China due to covid-19 outbreaks and confinements and fears of an upcoming global recession.
Central banks continued with their interest rate rises which began in 2021, albeit more slowly. The European Central Bank set the main interest rate at 2% and indicated that it may exceed 3%. The Bank of England left the official interest rate at 3.5% but could reach 4%. The Fed raised its target rate to 4.25%-4.50%, with plans to raise it to 5-5.25% or even higher.
In this context, the main indices closed the year down despite the strong recovery in the fourth quarter, while the European banking indices closed the year positively, benefiting from higher interest rates. The Santander share closed the quarter with a positive total return of 19.5%, slightly above the 18.5% of the main European banking index, the DJ Stoxx Banks.
The Santander share price ended the year with a negative return of 0.8%, below the Eurozone’s main banking index, EuroStoxx Banks, which was up 1.8% and DJ Stoxx Banks increased 2.5%. The other main indices closed down, MSCI World Banks -9.4%, compared to the -2.0% in the Ibex 35 and -1.1% in DJ Stoxx 50.

Share price

START 31/12/2021	END 30/12/2022
€2.941	€2.803

Maximum 10/02/2022	Minimum 15/07/2022
€3.482	€2.324

Comparative share performance

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àMarket capitalization and trading
As at 30 December 2022, Banco Santander’s market capitalization of EUR 47,066 million was the second largest in the eurozone and 36th largest in the world among financial institutions.
The share’s weighting in the DJ Stoxx Banks index was 6.3% and 10.9% in the DJ Euro Stoxx Banks. In the domestic market, its weight in the Ibex 35 as at end December was 10.7%.
A total of 14,217 million shares were traded in the period for an effective value of EUR 40,262 million and a liquidity ratio of 84%.
The daily trading volume was 55 million shares with an effective value of EUR 157 million.
àShareholder base
The total number of Santander shareholders at 30 December 2022 was 3,915,388, of which 3,398,687 were European (74.71% of the capital stock) and 505,454 from the Americas (24.19% of the capital stock).
Excluding the board, which holds 1.10% of the bank’s capital stock, retail shareholders accounted for 42.24% and institutional shareholders accounted for 56.66%.

Share capital distribution by geographic area
December 2022
The Americas	Europe	Other
24.19%	74.71%	1.10%

Source: Banco Santander, S.A Shareholder register.

2nd	Bank in the Eurozone by market capitalization
EUR 47,066 million

The Santander share
December 2022

Shares and trading data
Shares (number)	16,794,401,584
Average daily turnover (number of shares)	55,318,407
Share liquidity (%)	84
(Number of shares traded during the year / number of shares)

Stock market indicators
Price / Tangible book value (X)	0.66
Free float (%)	98.55

Share capital distribution by type of shareholder
December 2022

Institutions
56.66%

Board *
1.10%

Retail
42.24%

* Shares owned or represented by directors.

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2022 A P P E N D I X

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Group financial information

Net fee income. Consolidated
EUR million
	Q4'22	Q3'22	Change (%)	2022	2021	Change (%)
Fees from services	1,632	1,771	(7.8)	6,772	5,818	16.4
Wealth management and marketing of customer funds	1,041	1,064	(2.2)	4,032	3,649	10.5
Securities and custody	250	180	38.9	986	1,035	(4.7)
Net fee income	2,923	3,015	(3.1)	11,790	10,502	12.3

Underlying operating expenses. Consolidated
EUR million
	Q4'22	Q3'22	Change (%)	2022	2021	Change (%)
Staff costs	3,422	3,177	7.7	12,547	11,216	11.9
Other general administrative expenses	2,136	2,190	(2.5)	8,371	7,443	12.5
Information technology	650	662	(1.8)	2,473	2,182	13.3
Communications	99	103	(3.9)	410	401	2.2
Advertising	152	142	7.0	559	510	9.6
Buildings and premises	151	198	(23.7)	708	699	1.3
Printed and office material	26	23	13.0	96	90	6.7
Taxes (other than tax on profits)	132	147	(10.2)	559	558	0.2
Other expenses	926	915	1.2	3,566	3,003	18.7
Administrative expenses	5,558	5,367	3.6	20,918	18,659	12.1
Depreciation and amortization	750	793	(5.4)	2,985	2,756	8.3
Operating expenses	6,308	6,160	2.4	23,903	21,415	11.6

Operating means. Consolidated
	Employees[1]			Branches[2]
	Dec-22	Dec-21	Change	Dec-22	Dec-21	Change
Europe	65,581	63,048	2,533	3,148	3,242	(94)
Spain	26,839	26,015	824	1,913	1,951	(38)
United Kingdom	21,185	20,259	926	449	450	(1)
Portugal	4,952	5,069	(117)	383	393	(10)
Poland	10,532	10,250	282	395	440	(45)
Other	2,073	1,455	618	8	8	—
North America	44,518	43,595	923	1,854	1,859	(5)
US	14,610	15,674	(1,064)	485	488	(3)
Mexico	28,834	27,266	1,568	1,369	1,371	(2)
Other	1,074	655	419	—	—	—
South America	78,271	74,970	3,301	3,653	3,819	(166)
Brazil	55,993	52,871	3,122	2,847	2,964	(117)
Chile	9,773	10,574	(801)	283	326	(43)
Argentina	8,251	8,620	(369)	375	411	(36)
Other	4,254	2,905	1,349	148	118	30
Digital Consumer Bank	16,193	15,840	353	364	309	55
Corporate Centre	1,899	1,724	175
Total Group	206,462	199,177	7,285	9,019	9,229	(210)
1. UK and Poland figures have been changed to headcount to align with the other units.
2. Branch data for Brazil has been adjusted to physical branches rather than operating units.

Underlying net loan-loss provisions. Consolidated
EUR million
	Q4'22	Q3'22	Change (%)	2022	2021	Change (%)
Non-performing loans	3,478	3,093	12.4	11,968	8,819	35.7
Country-risk	1	(1)	—	1	—	—
Recovery of written-off assets	(461)	(336)	37.2	(1,460)	(1,383)	5.6
Net loan-loss provisions	3,018	2,756	9.5	10,509	7,436	41.3

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Group financial information

Loans and advances to customers. Consolidated
EUR million
			Change
	Dec-22	Dec-21	Absolute	%	Dec-20
Commercial bills	56,688	49,603	7,085	14.3	37,459
Secured loans	565,609	542,404	23,205	4.3	503,014
Other term loans	290,031	269,526	20,505	7.6	269,143
Finance leases	39,833	38,503	1,330	3.5	36,251
Receivable on demand	11,435	10,304	1,131	11.0	7,903
Credit cards receivable	22,704	20,397	2,307	11.3	19,507
Impaired assets	32,888	31,645	1,243	3.9	30,815
Gross loans and advances to customers (excl. reverse repos)	1,019,188	962,382	56,806	5.9	904,092
Reverse repos	39,500	33,264	6,236	18.7	35,702
Gross loans and advances to customers	1,058,688	995,646	63,042	6.3	939,794
Loan-loss allowances	22,684	22,964	(280)	(1.2)	23,595
Loans and advances to customers	1,036,004	972,682	63,322	6.5	916,199

Total funds. Consolidated
EUR million
			Change
	Dec-22	Dec-21	Absolute	%	Dec-20
Demand deposits	710,232	717,728	(7,496)	(1.0)	642,897
Time deposits	251,778	164,259	87,519	53.3	171,939
Mutual funds	184,054	188,096	(4,042)	(2.1)	164,802
Customer funds	1,146,064	1,070,083	75,981	7.1	979,638
Pension funds	14,021	16,078	(2,057)	(12.8)	15,577
Managed portfolios	32,184	31,138	1,046	3.4	26,438
Repos	63,391	36,357	27,034	74.4	34,474
Total funds	1,255,660	1,153,656	102,004	8.8	1,056,127

Eligible capital (phased-in) [1]. Consolidated
EUR million
			Change
	Dec-22	Dec-21	Absolute	%	Dec-20
Capital stock and reserves	116,915	114,806	2,109	1.8	125,449
Attributable profit	9,605	8,124	1,481	18.2	(8,771)
Dividends	(1,921)	(1,731)	(190)	11.0	(478)
Other retained earnings	(35,068)	(34,395)	(673)	2.0	(35,345)
Minority interests	7,416	6,736	680	10.1	6,669
Goodwill and intangible assets	(17,182)	(16,064)	(1,118)	7.0	(15,711)
Other deductions	(5,604)	(5,076)	(529)	10.4	(2,415)
Core CET1	74,161	72,402	1,759	2.4	69,399
Preferred shares and other eligible tier 1	8,831	10,050	(1,219)	(12.1)	9,102
Tier 1	82,993	82,452	540	0.7	78,501
Generic funds and eligible tier 2 instruments	14,359	14,865	(505)	(3.4)	12,514
Eligible capital	97,352	97,317	35	—	91,015
Risk-weighted assets	608,968	578,930	30,038	5.2	562,580

CET1 capital ratio	12.18	12.51	(0.33)		12.34
Tier 1 capital ratio	13.63	14.24	(0.61)		13.95
Total capital ratio	15.99	16.81	(0.82)		16.18
1. The phased-in ratio includes the transitory treatment of IFRS 9, calculated in accordance with article 473 bis of the Regulation on Capital Requirements (CRR) and subsequent amendments introduced by Regulation 2020/873 of the European Union. Total phased-in capital ratios include the transitory treatment according to chapter 4, title 1, part 10 of the CRR2.

54	January - December 2022

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Financial information by segment

EUROPE						Q
EUR million
		/	Q3'22		/	2021
Underlying income statement	Q4'22%		% excl. FX	2022	%	% excl. FX
Net interest income	3,567	12.2	12.8	12,565	18.8	18.5
Net fee income	1,051	(6.6)	(6.5)	4,493	3.4	3.3
Gains (losses) on financial transactions [1]	222	(2.8)	(2.6)	821	8.6	8.1
Other operating income	(84)	—	—	151	(42.1)	(41.9)
Total income	4,757	1.4	1.8	18,030	13.2	12.9
Administrative expenses and amortizations	(2,227)	4.5	4.9	(8,523)	2.5	2.1
Net operating income	2,530	(1.2)	(0.7)	9,507	24.8	24.8
Net loan-loss provisions	(636)	3.7	3.9	(2,396)	4.5	4.8
Other gains (losses) and provisions	(488)	(13.2)	(12.7)	(1,629)	26.4	27.0
Profit before tax	1,405	1.6	2.1	5,482	35.9	35.3
Tax on profit	(367)	(1.3)	(0.8)	(1,492)	23.0	22.6
Profit from continuing operations	1,038	2.6	3.1	3,989	41.5	40.8
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	1,038	2.6	3.1	3,989	41.5	40.8
Non-controlling interests	(65)	397.1	371.9	(179)	154.0	160.6
Underlying profit attributable to the parent	973	(2.5)	(2.0)	3,810	38.6	37.8

Balance sheet
Loans and advances to customers	591,280	(2.8)	(2.4)	591,280	0.1	2.5
Cash, central banks and credit institutions	216,310	(13.2)	(12.9)	216,310	(1.3)	0.4
Debt instruments	76,319	12.3	11.9	76,319	13.8	15.0
Other financial assets	47,737	(12.3)	(12.0)	47,737	28.2	28.1
Other asset accounts	26,564	(5.8)	(5.6)	26,564	(10.8)	(10.0)
Total assets	958,209	(5.0)	(4.7)	958,209	1.5	3.5
Customer deposits	659,554	3.3	3.5	659,554	6.5	8.8
Central banks and credit institutions	112,254	(37.4)	(36.9)	112,254	(28.2)	(27.3)
Marketable debt securities	71,731	(1.4)	(0.9)	71,731	(2.6)	0.4
Other financial liabilities	60,010	(4.5)	(4.2)	60,010	55.0	55.4
Other liabilities accounts	11,621	1.8	1.5	11,621	6.3	7.9
Total liabilities	915,169	(5.1)	(4.8)	915,169	1.8	3.8
Total equity	43,040	(1.3)	(1.0)	43,040	(4.1)	(2.3)

Memorandum items:
Gross loans and advances to customers [2]	579,476	(1.8)	(1.4)	579,476	0.6	2.9
Customer funds	736,589	3.1	3.2	736,589	3.5	5.4
Customer deposits [3]	643,309	3.5	3.7	643,309	6.6	8.8
Mutual funds	93,280	0.5	0.5	93,280	(13.7)	(13.2)

Ratios (%), operating means and customers
Underlying RoTE	9.73	(0.15)		9.28	2.47
Efficiency ratio	46.8	1.4		47.3	(4.9)
NPL ratio	2.37	(0.20)		2.37	(0.74)
Total coverage ratio	51.8	2.1		51.8	2.4
Number of employees	65,581	1.0		65,581	4.0
Number of branches	3,148	(0.5)		3,148	(2.9)
Number of loyal customers (thousands)	10,964	2.8		10,964	6.1
Number of digital customers (thousands)	17,450	1.3		17,450	7.5
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - December 2022	55

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Financial information by segment

Spain				Q
EUR million
		/ Q3'22		/ 2021
Underlying income statement	Q4'22%		2022	%
Net interest income	1,405	25.5	4,539	9.0
Net fee income	646	(7.3)	2,818	1.0
Gains (losses) on financial transactions [1]	230	36.8	612	16.4
Other operating income	(105)	—	265	(1.3)
Total income	2,175	2.5	8,233	6.3
Administrative expenses and amortizations	(1,057)	6.0	(3,998)	(1.3)
Net operating income	1,118	(0.6)	4,236	14.6
Net loan-loss provisions	(390)	(7.5)	(1,618)	(30.3)
Other gains (losses) and provisions	(147)	33.9	(539)	4.9
Profit before tax	581	(2.0)	2,079	140.9
Tax on profit	(125)	(11.4)	(518)	119.4
Profit from continuing operations	456	1.0	1,560	149.0
Net profit from discontinued operations	—	—	—	—
Consolidated profit	456	1.0	1,560	149.0
Non-controlling interests	—	—	—	—
Underlying profit attributable to the parent	456	1.0	1,560	148.9

Balance sheet
Loans and advances to customers	256,397	(4.6)	256,397	3.3
Cash, central banks and credit institutions	129,113	(17.7)	129,113	(1.3)
Debt instruments	42,008	20.4	42,008	39.8
Other financial assets	43,555	(10.2)	43,555	26.1
Other asset accounts	17,995	(2.7)	17,995	(3.7)
Total assets	489,067	(7.3)	489,067	5.8
Customer deposits	341,701	4.4	341,701	16.9
Central banks and credit institutions	43,110	(54.2)	43,110	(48.2)
Marketable debt securities	23,674	(0.7)	23,674	(17.2)
Other financial liabilities	52,876	(4.1)	52,876	55.5
Other liabilities accounts	7,314	9.3	7,314	40.7
Total liabilities	468,674	(7.6)	468,674	5.7
Total equity	20,394	0.3	20,394	7.3

Memorandum items:
Gross loans and advances to customers [2]	249,821	(2.9)	249,821	1.8
Customer funds	406,965	4.1	406,965	9.7
Customer deposits [3]	334,570	4.7	334,570	15.1
Mutual funds	72,395	1.2	72,395	(9.8)

Ratios (%), operating means and customers
Underlying RoTE	9.15	(0.01)	7.89	4.49
Efficiency ratio	48.6	1.6	48.6	(3.7)
NPL ratio	3.27	(0.41)	3.27	(1.45)
Total coverage ratio	51.0	1.6	51.0	(0.4)
Number of employees	26,839	0.6	26,839	3.2
Number of branches	1,913	(0.1)	1,913	(1.9)
Number of loyal customers (thousands)	3,083	3.9	3,083	11.2
Number of digital customers (thousands)	5,899	1.9	5,899	9.0
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

56	January - December 2022

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Financial information by segment

United Kingdom						Q
EUR million
		/	Q3'22		/	2021
Underlying income statement	Q4'22%		% excl. FX	2022	%	% excl. FX
Net interest income	1,297	1.6	3.2	4,992	13.9	13.0
Net fee income	95	1.9	3.4	390	(10.1)	(10.8)
Gains (losses) on financial transactions [1]	(9)	—	—	31	—	—
Other operating income	4	411.3	413.7	6	(2.0)	(2.8)
Total income	1,388	(0.7)	0.9	5,418	12.5	11.6
Administrative expenses and amortizations	(677)	2.7	4.3	(2,685)	3.6	2.8
Net operating income	710	(3.7)	(2.2)	2,733	22.9	21.9
Net loan-loss provisions	(82)	(25.3)	(23.8)	(316)	—	—
Other gains (losses) and provisions	(264)	198.7	199.6	(517)	62.0	60.7
Profit before tax	365	(32.5)	(30.8)	1,900	(11.6)	(12.3)
Tax on profit	(108)	(21.5)	(19.9)	(505)	(17.5)	(18.2)
Profit from continuing operations	257	(36.2)	(34.6)	1,395	(9.2)	(10.0)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	257	(36.2)	(34.6)	1,395	(9.2)	(10.0)
Non-controlling interests	—	—	—	—	—	—
Underlying profit attributable to the parent	257	(36.2)	(34.6)	1,395	(9.2)	(10.0)

Balance sheet
Loans and advances to customers	251,892	(2.0)	(1.0)	251,892	(3.6)	1.7
Cash, central banks and credit institutions	65,962	(3.8)	(2.8)	65,962	(9.0)	(4.0)
Debt instruments	7,294	15.0	16.1	7,294	(6.9)	(1.7)
Other financial assets	601	(31.1)	(30.4)	601	54.8	63.4
Other asset accounts	3,292	(21.8)	(21.0)	3,292	(41.9)	(38.7)
Total assets	329,042	(2.3)	(1.4)	329,042	(5.4)	(0.1)
Customer deposits	230,829	2.2	3.2	230,829	(4.9)	0.4
Central banks and credit institutions	37,022	(23.6)	(22.9)	37,022	(16.1)	(11.4)
Marketable debt securities	44,088	(1.1)	(0.2)	44,088	8.1	14.1
Other financial liabilities	3,549	10.0	11.1	3,549	38.7	46.4
Other liabilities accounts	1,553	1.4	2.4	1,553	(36.4)	(32.9)
Total liabilities	317,041	(2.0)	(1.1)	317,041	(4.7)	0.6
Total equity	12,001	(9.3)	(8.4)	12,001	(20.8)	(16.4)

Memorandum items:
Gross loans and advances to customers [2]	244,840	(1.4)	(0.5)	244,840	(1.2)	4.3
Customer funds	228,993	2.0	3.0	228,993	(3.7)	1.7
Customer deposits [3]	221,884	2.0	3.0	221,884	(3.0)	2.4
Mutual funds	7,109	2.7	3.7	7,109	(20.9)	(16.5)

Ratios (%), operating means and customers
Underlying RoTE	8.65	(3.82)		10.70	(0.78)
Efficiency ratio	48.8	1.6		49.6	(4.3)
NPL ratio	1.21	0.05		1.21	(0.23)
Total coverage ratio	33.8	1.3		33.8	8.0
Number of employees	21,185	1.8		21,185	4.6
Number of branches	449	—		449	(0.2)
Number of loyal customers (thousands)	4,566	2.3		4,566	2.5
Number of digital customers (thousands)	6,980	0.4		6,980	5.2
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - December 2022	57

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Financial information by segment

Portugal				Q
EUR million
		/ Q3'22		/ 2021
Underlying income statement	Q4'22%		2022	%
Net interest income	231	31.7	747	3.4
Net fee income	118	(2.6)	484	9.8
Gains (losses) on financial transactions [1]	2	(80.2)	56	(60.6)
Other operating income	11	(12.3)	8	2.7
Total income	362	13.4	1,295	(1.3)
Administrative expenses and amortizations	(126)	0.2	(502)	(10.9)
Net operating income	237	21.9	793	5.8
Net loan-loss provisions	(8)	—	(17)	(55.0)
Other gains (losses) and provisions	23	—	(1)	(97.0)
Profit before tax	252	28.1	775	13.1
Tax on profit	(78)	27.3	(240)	7.8
Profit from continuing operations	174	28.4	536	15.7
Net profit from discontinued operations	—	—	—	—
Consolidated profit	174	28.4	536	15.7
Non-controlling interests	—	2.6	(2)	22.0
Underlying profit attributable to the parent	174	28.5	534	15.7

Balance sheet
Loans and advances to customers	39,126	(1.3)	39,126	(0.4)
Cash, central banks and credit institutions	9,634	(13.9)	9,634	(0.6)
Debt instruments	7,887	1.4	7,887	(7.1)
Other financial assets	1,095	(17.5)	1,095	(30.9)
Other asset accounts	1,481	(3.9)	1,481	22.5
Total assets	59,223	(3.7)	59,223	(1.7)
Customer deposits	41,899	(2.4)	41,899	(1.1)
Central banks and credit institutions	9,182	(11.2)	9,182	(2.6)
Marketable debt securities	3,288	(1.4)	3,288	24.9
Other financial liabilities	448	0.7	448	90.0
Other liabilities accounts	1,074	(13.0)	1,074	(20.1)
Total liabilities	55,890	(4.1)	55,890	(0.2)
Total equity	3,333	5.1	3,333	(21.4)

Memorandum items:
Gross loans and advances to customers [2]	40,066	(1.2)	40,066	(0.5)
Customer funds	45,521	(2.4)	45,521	(2.5)
Customer deposits [3]	41,899	(2.4)	41,899	(1.1)
Mutual funds	3,623	(1.9)	3,623	(16.5)

Ratios (%), operating means and customers
Underlying RoTE	21.53	5.29	15.03	3.64
Efficiency ratio	34.7	(4.6)	38.7	(4.1)
NPL ratio	2.99	(0.04)	2.99	(0.45)
Total coverage ratio	79.3	3.1	79.3	7.7
Number of employees	4,952	0.0	4,952	(2.3)
Number of branches	383	(0.5)	383	(2.5)
Number of loyal customers (thousands)	934	2.9	934	8.6
Number of digital customers (thousands)	1,115	3.9	1,115	11.5
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

58	January - December 2022

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Financial information by segment

Poland						Q
EUR million
		/	Q3'22		/	2021
Underlying income statement	Q4'22%		% excl. FX	2022	%	% excl. FX
Net interest income	552	4.0	3.7	1,976	93.7	98.7
Net fee income	125	(7.4)	(7.7)	528	2.0	4.6
Gains (losses) on financial transactions [1]	11	(56.5)	(56.3)	93	20.6	23.8
Other operating income	7	—	—	(123)	—	—
Total income	695	0.7	0.5	2,474	53.0	57.0
Administrative expenses and amortizations	(182)	6.8	6.3	(692)	4.5	7.2
Net operating income	512	(1.3)	(1.5)	1,782	86.7	91.6
Net loan-loss provisions	(150)	71.3	69.7	(440)	120.1	125.8
Other gains (losses) and provisions	(85)	(76.6)	(76.3)	(553)	37.0	40.6
Profit before tax	277	305.4	289.0	789	125.0	130.9
Tax on profit	(77)	116.3	111.9	(247)	74.9	79.5
Profit from continuing operations	200	510.2	472.8	542	158.8	165.5
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	200	510.2	472.8	542	158.8	165.5
Non-controlling interests	(66)	503.7	466.9	(179)	157.9	164.6
Underlying profit attributable to the parent	134	513.5	475.7	364	159.2	165.9

Balance sheet
Loans and advances to customers	29,659	1.3	(2.1)	29,659	(0.5)	1.4
Cash, central banks and credit institutions	8,898	8.8	5.2	8,898	199.8	205.5
Debt instruments	11,865	3.5	0.1	11,865	(21.3)	(19.8)
Other financial assets	628	(34.3)	(36.4)	628	24.8	27.2
Other asset accounts	1,616	(7.7)	(10.8)	1,616	13.9	16.0
Total assets	52,665	2.0	(1.3)	52,665	5.8	7.8
Customer deposits	39,299	7.5	4.0	39,299	3.6	5.6
Central banks and credit institutions	4,969	(23.7)	(26.2)	4,969	49.1	51.9
Marketable debt securities	681	(33.6)	(35.7)	681	(57.9)	(57.1)
Other financial liabilities	1,179	(7.0)	(10.1)	1,179	70.3	73.6
Other liabilities accounts	1,378	(9.7)	(12.7)	1,378	(9.8)	(8.1)
Total liabilities	47,506	1.3	(2.0)	47,506	5.4	7.4
Total equity	5,159	8.6	5.0	5,159	9.8	11.9

Memorandum items:
Gross loans and advances to customers [2]	30,524	1.5	(1.8)	30,524	(0.4)	1.5
Customer funds	42,370	7.2	3.7	42,370	0.1	2.0
Customer deposits [3]	39,299	7.5	4.0	39,299	3.6	5.6
Mutual funds	3,071	3.7	0.3	3,071	(30.3)	(29.0)

Ratios (%), operating means and customers
Underlying RoTE	17.14	14.06		11.93	7.55
Efficiency ratio	26.3	1.5		28.0	(13.0)
NPL ratio	3.80	0.17		3.80	0.19
Total coverage ratio	74.0	(0.8)		74.0	—
Number of employees	10,532	0.3		10,532	2.8
Number of branches	395	(2.9)		395	(10.2)
Number of loyal customers (thousands)	2,379	2.2		2,379	6.0
Number of digital customers (thousands)	3,284	1.5		3,284	9.6
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - December 2022	59

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Financial information by segment

Other Europe
EUR million
		/	Q3'22		/	2021
Underlying income statement	Q4'22%		% excl. FX	2022	%	% excl. FX
Net interest income	83	7.0	7.8	312	10.3	4.5
Net fee income	68	(14.9)	(14.5)	273	67.6	54.1
Gains (losses) on financial transactions [1]	(12)	863.5	503.7	29	53.7	18.1
Other operating income	(1)	—	—	(5)	(79.4)	(80.3)
Total income	138	(16.1)	(15.8)	609	37.9	27.8
Administrative expenses and amortizations	(185)	2.9	3.4	(646)	43.6	36.4
Net operating income	(47)	205.4	188.0	(38)	329.9	—
Net loan-loss provisions	(7)	—	—	(6)	—	—
Other gains (losses) and provisions	(15)	547.9	547.4	(18)	(27.7)	(32.7)
Profit before tax	(70)	374.0	343.1	(61)	322.3	—
Tax on profit	20	485.1	448.5	18	—	—
Profit from continuing operations	(49)	339.5	310.6	(43)	176.9	375.4
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	(49)	339.5	310.6	(43)	176.9	375.4
Non-controlling interests	2	—	—	1	—	—
Underlying profit attributable to the parent	(48)	277.4	255.9	(42)	164.2	346.4

Balance sheet
Loans and advances to customers	14,206	2.6	11.3	14,206	19.5	13.0
Cash, central banks and credit institutions	2,703	(38.8)	(34.4)	2,703	(16.2)	(20.4)
Debt instruments	7,265	(2.7)	(1.7)	7,265	29.3	29.3
Other financial assets	1,857	(32.2)	(26.8)	1,857	748.8	582.5
Other asset accounts	2,180	(1.4)	2.6	2,180	(22.7)	(24.4)
Total assets	28,211	(8.0)	(2.5)	28,211	18.7	14.0
Customer deposits	5,827	3.8	11.7	5,827	38.6	31.5
Central banks and credit institutions	17,971	(9.0)	(4.2)	17,971	11.3	7.4
Marketable debt securities	—	—	—	—	—	—
Other financial liabilities	1,958	(29.0)	(23.6)	1,958	59.8	52.5
Other liabilities accounts	302	(30.6)	(29.9)	302	(27.6)	(27.9)
Total liabilities	26,058	(8.7)	(3.3)	26,058	18.5	13.9
Total equity	2,153	1.3	8.6	2,153	21.1	15.2

Memorandum items:
Gross loans and advances to customers [2]	14,226	2.6	11.3	14,226	19.5	13.0
Customer funds	12,740	(2.3)	0.8	12,740	(9.4)	(10.8)
Customer deposits [3]	5,658	5.9	14.4	5,658	40.5	33.1
Mutual funds	7,082	(7.9)	(7.9)	7,082	(29.4)	(29.4)

Resources
Number of employees	2,073	4.8		2,073	42.5
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

60	January - December 2022

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Financial information by segment

NORTH AMERICA						Q
EUR million
		/	Q3'22		/	2021
Underlying income statement	Q4'22%		% excl. FX	2022	%	% excl. FX
Net interest income	2,603	(0.6)	(0.3)	9,705	20.2	6.6
Net fee income	508	(1.0)	(1.1)	1,958	19.1	5.7
Gains (losses) on financial transactions [1]	80	—	—	204	(9.0)	(19.3)
Other operating income	105	0.4	3.9	449	(50.9)	(56.3)
Total income	3,295	1.7	2.2	12,316	13.5	0.6
Administrative expenses and amortizations	(1,632)	5.5	6.1	(5,871)	18.2	5.1
Net operating income	1,663	(1.8)	(1.4)	6,445	9.5	(3.1)
Net loan-loss provisions	(872)	24.0	24.6	(2,538)	109.8	85.5
Other gains (losses) and provisions	(7)	(85.4)	(89.0)	(118)	(18.9)	(27.4)
Profit before tax	784	(17.0)	(16.9)	3,790	(16.4)	(26.0)
Tax on profit	(165)	(30.7)	(31.7)	(869)	(14.5)	(24.2)
Profit from continuing operations	619	(12.3)	(11.9)	2,921	(16.9)	(26.5)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	619	(12.3)	(11.9)	2,921	(16.9)	(26.5)
Non-controlling interests	(12)	(3.3)	(5.0)	(43)	(92.2)	(93.1)
Underlying profit attributable to the parent	607	(12.5)	(12.0)	2,878	(2.8)	(14.1)

Balance sheet
Loans and advances to customers	171,519	(6.8)	0.7	171,519	24.8	16.3
Cash, central banks and credit institutions	35,607	(11.4)	(5.2)	35,607	2.2	(5.1)
Debt instruments	44,060	(1.7)	5.5	44,060	14.4	4.9
Other financial assets	14,668	(13.5)	(7.6)	14,668	16.8	6.7
Other asset accounts	22,741	(9.5)	(2.1)	22,741	6.3	(0.5)
Total assets	288,595	(7.2)	—	288,595	17.9	9.5
Customer deposits	168,748	0.2	8.2	168,748	38.3	28.4
Central banks and credit institutions	25,294	(30.9)	(26.3)	25,294	(28.0)	(33.4)
Marketable debt securities	41,063	(11.3)	(4.0)	41,063	7.9	0.9
Other financial liabilities	20,883	(15.0)	(9.1)	20,883	42.5	29.8
Other liabilities accounts	6,943	(6.4)	0.8	6,943	12.1	4.0
Total liabilities	262,931	(7.2)	—	262,931	21.7	12.9
Total equity	25,664	(7.5)	(0.3)	25,664	(10.5)	(16.6)

Memorandum items:
Gross loans and advances to customers [2]	156,521	(5.0)	2.6	156,521	16.7	8.7
Customer funds	164,414	0.5	8.4	164,414	19.8	11.2
Customer deposits [3]	135,955	1.8	9.8	135,955	22.5	13.8
Mutual funds	28,459	(5.0)	1.8	28,459	8.6	0.1

Ratios (%), operating means and customers
Underlying RoTE	9.51	(0.82)		11.06	(1.67)
Efficiency ratio	49.5	1.8		47.7	1.9
NPL ratio	3.03	0.25		3.03	0.61
Total coverage ratio	93.3	(9.4)		93.3	(41.6)
Number of employees	44,518	—		44,518	2.1
Number of branches	1,854	0.1		1,854	(0.3)
Number of loyal customers (thousands)	4,693	2.9		4,693	9.8
Number of digital customers (thousands)	7,239	3.2		7,239	6.9
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - December 2022	61

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Financial information by segment

United States						Q
EUR million
		/	Q3'22		/	2021
Underlying income statement	Q4'22%		% excl. FX	2022	%	% excl. FX
Net interest income	1,594	(4.5)	(3.4)	6,140	15.9	3.0
Net fee income	183	(5.3)	(3.6)	771	(1.4)	(12.3)
Gains (losses) on financial transactions [1]	56	473.5	684.0	164	8.3	(3.7)
Other operating income	123	(4.3)	(2.0)	548	(47.5)	(53.3)
Total income	1,957	(2.2)	(0.8)	7,623	4.8	(6.8)
Administrative expenses and amortizations	(964)	1.1	2.6	(3,599)	12.6	0.1
Net operating income	993	(5.3)	(3.8)	4,025	(1.4)	(12.3)
Net loan-loss provisions	(637)	24.1	24.9	(1,744)	316.4	270.3
Other gains (losses) and provisions	(3)	(50.9)	(51.4)	(20)	(83.0)	(84.9)
Profit before tax	354	(33.3)	(32.5)	2,261	(36.2)	(43.3)
Tax on profit	(59)	(54.6)	(55.4)	(478)	(40.3)	(46.9)
Profit from continuing operations	294	(26.3)	(24.8)	1,784	(35.0)	(42.2)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	294	(26.3)	(24.8)	1,784	(35.0)	(42.2)
Non-controlling interests	—	—	—	—	(100.0)	(100.0)
Underlying profit attributable to the parent	294	(26.3)	(24.8)	1,784	(20.8)	(29.6)

Balance sheet
Loans and advances to customers	130,390	(7.1)	1.1	130,390	25.9	18.7
Cash, central banks and credit institutions	20,000	8.4	18.0	20,000	(16.8)	(21.5)
Debt instruments	21,637	(5.9)	2.4	21,637	32.4	24.8
Other financial assets	5,241	(18.0)	(10.8)	5,241	23.1	16.0
Other asset accounts	17,837	(11.3)	(3.4)	17,837	1.1	(4.7)
Total assets	195,106	(6.3)	1.9	195,106	17.7	10.9
Customer deposits	124,209	(1.0)	7.8	124,209	49.4	40.8
Central banks and credit institutions	8,572	(26.1)	(19.6)	8,572	(60.9)	(63.1)
Marketable debt securities	32,685	(11.1)	(3.3)	32,685	3.8	(2.1)
Other financial liabilities	8,346	(18.9)	(11.8)	8,346	106.7	94.9
Other liabilities accounts	4,116	(14.9)	(7.3)	4,116	(0.6)	(6.3)
Total liabilities	177,929	(5.8)	2.5	177,929	22.9	15.9
Total equity	17,177	(11.5)	(3.7)	17,177	(18.5)	(23.2)

Memorandum items:
Gross loans and advances to customers [2]	115,248	(4.9)	3.5	115,248	15.6	8.9
Customer funds	112,856	1.4	10.3	112,856	22.8	15.8
Customer deposits [3]	98,346	1.6	10.6	98,346	26.4	19.2
Mutual funds	14,510	(0.3)	8.5	14,510	3.0	(2.9)

Ratios (%), operating means and customers
Underlying RoTE	6.42	(1.39)		9.40	(3.81)
Efficiency ratio	49.3	1.6		47.2	3.3
NPL ratio	3.25	0.33		3.25	0.93
Total coverage ratio	90.3	(12.5)		90.3	(60.0)
Number of employees	14,610	(0.6)		14,610	(6.8)
Number of branches	485	0.2		485	(0.6)
Number of loyal customers (thousands)	365	6.0		365	(3.4)
Number of digital customers (thousands)	1,037	0.3		1,037	0.1
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

62	January - December 2022

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Financial information by segment

Mexico						Q
EUR million
		/	Q3'22		/	2021
Underlying income statement	Q4'22%		% excl. FX	2022	%	% excl. FX
Net interest income	1,009	6.2	4.9	3,565	28.6	13.3
Net fee income	309	2.0	0.6	1,140	37.7	21.3
Gains (losses) on financial transactions [1]	24	—	—	39	(45.6)	(52.0)
Other operating income	(31)	(1.9)	(3.2)	(122)	1.4	(10.6)
Total income	1,311	7.8	6.6	4,623	30.1	14.7
Administrative expenses and amortizations	(609)	13.3	12.3	(2,076)	26.4	11.4
Net operating income	702	3.4	2.1	2,547	33.3	17.5
Net loan-loss provisions	(233)	23.6	23.4	(788)	(0.3)	(12.2)
Other gains (losses) and provisions	(3)	(93.0)	(97.1)	(94)	386.4	328.6
Profit before tax	466	3.2	1.8	1,665	51.3	33.3
Tax on profit	(115)	2.8	1.3	(407)	82.9	61.2
Profit from continuing operations	352	3.4	2.0	1,257	43.3	26.3
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	352	3.4	2.0	1,257	43.3	26.3
Non-controlling interests	(13)	3.3	1.7	(44)	(27.6)	(36.2)
Underlying profit attributable to the parent	339	3.4	2.0	1,213	48.6	31.0

Balance sheet
Loans and advances to customers	41,080	(5.7)	(0.3)	41,080	21.3	9.0
Cash, central banks and credit institutions	15,254	(28.8)	(24.7)	15,254	44.0	29.4
Debt instruments	22,423	2.7	8.6	22,423	1.2	(9.1)
Other financial assets	9,257	(10.6)	(5.4)	9,257	11.6	0.3
Other asset accounts	4,622	(3.1)	2.5	4,622	33.0	19.6
Total assets	92,636	(9.1)	(3.9)	92,636	18.2	6.2
Customer deposits	44,309	3.5	9.4	44,309	14.1	2.6
Central banks and credit institutions	16,592	(33.3)	(29.5)	16,592	25.7	12.9
Marketable debt securities	8,378	(12.0)	(6.9)	8,378	27.3	14.4
Other financial liabilities	12,374	(12.0)	(7.0)	12,374	17.2	5.3
Other liabilities accounts	2,764	9.6	15.9	2,764	36.7	22.8
Total liabilities	84,416	(10.0)	(4.9)	84,416	18.6	6.6
Total equity	8,220	1.3	7.1	8,220	14.1	2.6

Memorandum items:
Gross loans and advances to customers [2]	41,218	(5.2)	0.2	41,218	20.0	7.9
Customer funds	51,328	(1.4)	4.3	51,328	13.2	1.8
Customer deposits [3]	37,379	2.0	7.9	37,379	12.5	1.1
Mutual funds	13,949	(9.5)	(4.3)	13,949	15.2	3.5

Ratios (%), operating means and customers
Underlying RoTE	18.03	(0.14)		16.92	3.30
Efficiency ratio	46.4	2.2		44.9	(1.3)
NPL ratio	2.32	(0.02)		2.32	(0.41)
Total coverage ratio	106.6	3.9		106.6	11.6
Number of employees	28,834	0.2		28,834	5.8
Number of branches	1,369	0.1		1,369	(0.1)
Number of loyal customers (thousands)	4,328	2.7		4,328	11.1
Number of digital customers (thousands)	6,029	3.7		6,029	8.8
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - December 2022	63

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Financial information by segment

Other North America
EUR million
		/	Q3'22		/	2021
Underlying income statement	Q4'22%		% excl. FX	2022	%	% excl. FX
Net interest income	—	—	—	—	(43.5)	(43.5)
Net fee income	16	(3.9)	(3.9)	47	40.5	40.5
Gains (losses) on financial transactions [1]	—	—	—	—	—	—
Other operating income	12	86.1	86.1	22	—	—
Total income	28	21.2	21.2	70	201.4	201.4
Administrative expenses and amortizations	(59)	6.4	6.5	(196)	54.4	54.4
Net operating income	(32)	(3.8)	(3.8)	(126)	21.6	21.6
Net loan-loss provisions	(3)	39.9	39.9	(6)	—	—
Other gains (losses) and provisions	(2)	(36.9)	(36.8)	(5)	(55.7)	(55.7)
Profit before tax	(36)	(3.9)	(3.8)	(137)	19.6	19.6
Tax on profit	8	152.8	153.8	17	153.1	153.1
Profit from continuing operations	(27)	(19.3)	(19.2)	(120)	11.5	11.5
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	(27)	(19.3)	(19.2)	(120)	11.5	11.5
Non-controlling interests	1	—	—	1	—	—
Underlying profit attributable to the parent	(27)	(21.5)	(21.5)	(119)	10.1	10.1

Balance sheet
Loans and advances to customers	48	(15.5)	(15.5)	48	142.5	142.5
Cash, central banks and credit institutions	354	9.6	9.6	354	53.1	53.1
Debt instruments	—	(12.6)	(12.6)	—	—	—
Other financial assets	170	(21.6)	(21.6)	170	—	—
Other asset accounts	282	11.9	11.9	282	(0.1)	(0.1)
Total assets	853	0.6	0.6	853	60.1	60.1
Customer deposits	230	0.5	0.5	230	—	—
Central banks and credit institutions	130	3.4	3.5	130	413.7	413.7
Marketable debt securities	—	—	—	—	—	—
Other financial liabilities	163	(20.5)	(20.5)	163	199.2	199.2
Other liabilities accounts	64	6.0	6.0	64	96.8	96.8
Total liabilities	587	(5.3)	(5.3)	587	377.3	377.3
Total equity	266	16.7	16.6	266	(35.1)	(35.1)

Memorandum items:
Gross loans and advances to customers [2]	55	(11.2)	(11.2)	55	174.6	174.6
Customer funds	230	0.5	0.5	230	—	—
Customer deposits [3]	230	0.5	0.5	230	—	—
Mutual funds	—	—	—	—	—	—

Resources
Number of employees	1,074	6.1		1,074	64.0
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

64	January - December 2022

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Financial information by segment

SOUTH AMERICA						Q
EUR million
		/	Q3'22		/	2021
Underlying income statement	Q4'22%		% excl. FX	2022	%	% excl. FX
Net interest income	3,141	(7.9)	5.5	12,979	14.8	5.6
Net fee income	1,165	(0.8)	12.0	4,515	21.4	11.5
Gains (losses) on financial transactions [1]	299	(22.6)	(7.6)	1,291	80.4	76.9
Other operating income	(194)	(33.7)	33.3	(761)	87.0	130.7
Total income	4,412	(5.7)	4.5	18,025	17.5	7.6
Administrative expenses and amortizations	(1,740)	(2.4)	12.3	(6,675)	24.1	18.0
Net operating income	2,672	(7.8)	(0.2)	11,350	14.0	2.3
Net loan-loss provisions	(1,408)	8.3	12.1	(5,041)	55.1	37.2
Other gains (losses) and provisions	(156)	45.1	112.8	(544)	14.8	14.0
Profit before tax	1,108	(25.6)	(18.4)	5,764	(7.5)	(16.9)
Tax on profit	(243)	(40.5)	(33.3)	(1,549)	(34.3)	(42.8)
Profit from continuing operations	865	(20.0)	(13.0)	4,215	8.8	(0.4)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	865	(20.0)	(13.0)	4,215	8.8	(0.4)
Non-controlling interests	(91)	(36.6)	(35.8)	(557)	0.1	(6.5)
Underlying profit attributable to the parent	774	(17.5)	(9.4)	3,658	10.3	0.6

Balance sheet
Loans and advances to customers	144,812	(4.0)	0.4	144,812	16.9	8.4
Cash, central banks and credit institutions	52,358	(7.1)	(1.3)	52,358	21.4	15.9
Debt instruments	57,106	(3.8)	2.4	57,106	11.0	1.5
Other financial assets	19,854	(26.5)	(26.8)	19,854	(16.6)	(23.0)
Other asset accounts	18,795	(4.4)	1.1	18,795	21.3	13.2
Total assets	292,925	(6.5)	(1.9)	292,925	13.6	5.6
Customer deposits	137,661	(4.5)	1.2	137,661	14.2	7.0
Central banks and credit institutions	42,921	(9.6)	(6.1)	42,921	(3.1)	(10.8)
Marketable debt securities	35,063	0.9	4.8	35,063	49.5	36.9
Other financial liabilities	41,445	(17.1)	(14.6)	41,445	2.4	(5.7)
Other liabilities accounts	11,327	(5.2)	(2.1)	11,327	31.6	22.3
Total liabilities	268,417	(6.9)	(2.5)	268,417	13.1	5.0
Total equity	24,508	(1.4)	4.7	24,508	20.0	12.3

Memorandum items:
Gross loans and advances to customers [2]	152,435	(3.9)	0.5	152,435	18.2	9.7
Customer funds	182,541	(4.3)	1.5	182,541	12.5	5.2
Customer deposits [3]	123,307	(5.1)	0.6	123,307	11.2	4.6
Mutual funds	59,234	(2.7)	3.7	59,234	15.4	6.6

Ratios (%), operating means and customers
Underlying RoTE	15.09	(3.66)		18.77	(1.45)
Efficiency ratio	39.4	1.3		37.0	2.0
NPL ratio	6.20	0.66		6.20	1.70
Total coverage ratio	76.0	(8.7)		76.0	(22.4)
Number of employees	78,271	3.0		78,271	4.4
Number of branches	3,653	(2.7)		3,653	(4.3)
Number of loyal customers (thousands)	11,473	1.8		11,473	7.9
Number of digital customers (thousands)	25,897	2.1		25,897	9.1
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - December 2022	65

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Financial information by segment

Brazil						Q
EUR million
		/	Q3'22		/	2021
Underlying income statement	Q4'22%		% excl. FX	2022	%	% excl. FX
Net interest income	2,229	(1.0)	0.8	8,901	13.1	(3.7)
Net fee income	884	9.0	11.0	3,296	20.8	2.8
Gains (losses) on financial transactions [1]	186	(13.9)	(12.9)	736	96.0	66.7
Other operating income	(59)	—	—	(23)	(75.8)	(79.4)
Total income	3,240	(1.2)	0.6	12,910	18.7	1.0
Administrative expenses and amortizations	(1,171)	10.7	12.6	(4,180)	29.2	9.9
Net operating income	2,069	(6.8)	(5.1)	8,730	14.3	(2.8)
Net loan-loss provisions	(1,252)	8.8	10.6	(4,417)	62.7	38.4
Other gains (losses) and provisions	(79)	245.8	284.2	(259)	(18.1)	(30.4)
Profit before tax	738	(29.5)	(28.3)	4,055	(12.0)	(25.2)
Tax on profit	(173)	(43.8)	(43.0)	(1,232)	(39.2)	(48.3)
Profit from continuing operations	565	(23.5)	(22.3)	2,822	9.3	(7.0)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	565	(23.5)	(22.3)	2,822	9.3	(7.0)
Non-controlling interests	(48)	(37.1)	(36.3)	(278)	5.7	(10.1)
Underlying profit attributable to the parent	517	(21.9)	(20.6)	2,544	9.7	(6.7)

Balance sheet
Loans and advances to customers	86,202	(6.1)	0.4	86,202	17.9	5.5
Cash, central banks and credit institutions	40,858	(3.8)	2.8	40,858	43.9	28.6
Debt instruments	37,387	(6.2)	0.2	37,387	0.8	(9.8)
Other financial assets	5,682	(28.1)	(23.2)	5,682	(43.9)	(49.8)
Other asset accounts	14,037	(0.8)	6.0	14,037	30.5	16.7
Total assets	184,165	(6.1)	0.3	184,165	15.5	3.3
Customer deposits	89,957	(4.3)	2.2	89,957	20.8	8.0
Central banks and credit institutions	23,477	(10.2)	(4.0)	23,477	(15.2)	(24.1)
Marketable debt securities	23,997	(0.9)	5.9	23,997	74.7	56.2
Other financial liabilities	25,719	(12.2)	(6.2)	25,719	0.8	(9.8)
Other liabilities accounts	5,477	(11.7)	(5.6)	5,477	3.7	(7.3)
Total liabilities	168,627	(6.3)	0.2	168,627	15.0	2.8
Total equity	15,539	(4.5)	2.0	15,539	21.6	8.7

Memorandum items:
Gross loans and advances to customers [2]	92,194	(5.9)	0.5	92,194	20.4	7.7
Customer funds	120,911	(4.4)	2.2	120,911	15.0	2.9
Customer deposits (3)	75,767	(5.2)	1.3	75,767	16.8	4.4
Mutual funds	45,144	(3.0)	3.7	45,144	12.3	0.4

Ratios (%), operating means and customers
Underlying RoTE	15.02	(4.08)		19.23	(2.22)
Efficiency ratio	36.1	3.9		32.4	2.6
NPL ratio	7.57	0.94		7.57	2.69
Total coverage ratio	79.5	(9.7)		79.5	(31.7)
Number of employees	55,993	4.3		55,993	5.9
Number of branches	2,847	(1.9)		2,847	(3.9)
Number of loyal customers (thousands)	8,743	1.8		8,743	8.8
Number of digital customers (thousands)	20,405	2.5		20,405	11.2
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

66	January - December 2022

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Financial information by segment

Chile						Q
EUR million
		/	Q3'22		/	2021
Underlying income statement	Q4'22%		% excl. FX	2022	%	% excl. FX
Net interest income	332	(17.5)	(17.3)	1,772	(10.6)	(8.7)
Net fee income	127	6.1	6.2	468	18.8	21.3
Gains (losses) on financial transactions [1]	63	(1.9)	(1.7)	242	84.9	88.9
Other operating income	(8)	(16.1)	(15.8)	(33)	(36.4)	(35.0)
Total income	515	(10.9)	(10.7)	2,449	(0.3)	1.9
Administrative expenses and amortizations	(244)	(1.9)	(1.7)	(981)	4.1	6.4
Net operating income	271	(17.6)	(17.5)	1,468	(3.0)	(0.9)
Net loan-loss provisions	(108)	27.1	26.5	(399)	16.9	19.5
Other gains (losses) and provisions	9	—	—	(8)	(50.4)	(49.3)
Profit before tax	172	(29.4)	(29.0)	1,062	(8.2)	(6.2)
Tax on profit	(3)	(83.0)	(80.7)	(105)	(54.1)	(53.1)
Profit from continuing operations	169	(25.4)	(25.1)	956	3.2	5.4
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	169	(25.4)	(25.1)	956	3.2	5.4
Non-controlling interests	(43)	(35.2)	(34.7)	(279)	(4.1)	(2.0)
Underlying profit attributable to the parent	126	(21.3)	(21.0)	677	6.5	8.8

Balance sheet
Loans and advances to customers	43,336	2.7	(0.6)	43,336	14.5	7.9
Cash, central banks and credit institutions	6,344	(20.5)	(23.0)	6,344	(6.3)	(11.7)
Debt instruments	11,977	5.1	1.7	11,977	9.3	3.1
Other financial assets	13,898	(26.0)	(28.4)	13,898	3.2	(2.7)
Other asset accounts	2,869	(17.5)	(20.2)	2,869	(2.5)	(8.1)
Total assets	78,425	(6.4)	(9.5)	78,425	8.9	2.7
Customer deposits	29,042	(1.5)	(4.7)	29,042	(1.6)	(7.3)
Central banks and credit institutions	13,906	(9.3)	(12.2)	13,906	14.8	8.3
Marketable debt securities	10,415	5.8	2.4	10,415	12.4	6.0
Other financial liabilities	14,650	(24.5)	(26.9)	14,650	5.8	(0.2)
Other liabilities accounts	4,832	2.7	(0.6)	4,832	90.0	79.1
Total liabilities	72,845	(7.5)	(10.5)	72,845	8.3	2.1
Total equity	5,580	10.5	7.0	5,580	18.6	11.8

Memorandum items:
Gross loans and advances to customers [2]	44,588	2.7	(0.6)	44,588	14.5	8.0
Customer funds	38,014	(1.0)	(4.2)	38,014	0.4	(5.3)
Customer deposits [3]	28,889	(1.7)	(4.8)	28,889	(2.0)	(7.6)
Mutual funds	9,126	1.0	(2.2)	9,126	9.1	2.9

Ratios (%), operating means and customers
Underlying RoTE	13.84	(5.46)		19.47	0.22
Efficiency ratio	47.3	4.3		40.1	1.7
NPL ratio	4.99	0.36		4.99	0.55
Total coverage ratio	56.3	(4.0)		56.3	(7.0)
Number of employees	9,773	(0.3)		9,773	(7.6)
Number of branches	283	(6.0)		283	(13.2)
Number of loyal customers (thousands)	855	0.9		855	2.8
Number of digital customers (thousands)	1,982	(0.6)		1,982	(1.8)
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - December 2022	67

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Financial information by segment

Argentina						Q
EUR million
		/	Q3'22		/	2021
Underlying income statement	Q4'22%		% excl. FX	2022	%	% excl. FX
Net interest income	431	(30.0)	42.9	1,778	67.0	171.5
Net fee income	97	(46.7)	27.7	542	28.9	109.6
Gains (losses) on financial transactions (1)	25	(68.3)	3.1	218	48.4	141.3
Other operating income	(132)	(53.3)	12.4	(705)	188.2	368.7
Total income	420	(29.1)	47.1	1,833	32.1	114.8
Administrative expenses and amortizations	(178)	(46.5)	27.7	(987)	22.6	99.4
Net operating income	242	(6.7)	72.2	846	45.2	136.1
Net loan-loss provisions	(26)	(23.5)	63.2	(132)	(5.9)	53.0
Other gains (losses) and provisions	(84)	4.1	84.3	(270)	98.7	223.0
Profit before tax	132	(8.8)	67.6	443	44.9	135.6
Tax on profit	(40)	(27.6)	32.7	(118)	247.7	465.4
Profit from continuing operations	91	3.1	87.3	325	19.5	94.4
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	91	3.1	87.3	325	19.5	94.4
Non-controlling interests	—	79.3	175.8	(1)	(50.1)	(18.9)
Underlying profit attributable to the parent	91	3.0	87.1	324	20.0	95.1

Balance sheet
Loans and advances to customers	5,586	(11.6)	15.7	5,586	8.0	75.6
Cash, central banks and credit institutions	3,021	(0.1)	30.7	3,021	(42.4)	(6.3)
Debt instruments	5,317	(0.7)	29.9	5,317	291.7	536.9
Other financial assets	74	24.5	62.9	74	(19.3)	31.2
Other asset accounts	1,017	(10.4)	17.2	1,017	5.2	71.1
Total assets	15,015	(5.5)	23.6	15,015	17.0	90.3
Customer deposits	10,547	(5.9)	23.2	10,547	15.0	87.0
Central banks and credit institutions	1,080	8.5	42.0	1,080	66.5	170.7
Marketable debt securities	153	(6.7)	22.1	153	(24.8)	22.3
Other financial liabilities	811	(12.1)	15.1	811	(19.9)	30.2
Other liabilities accounts	514	3.8	35.8	514	16.0	88.6
Total liabilities	13,105	(4.9)	24.4	13,105	14.2	85.6
Total equity	1,910	(9.6)	18.3	1,910	41.1	129.5

Memorandum items:
Gross loans and advances to customers [2]	5,781	(11.6)	15.7	5,781	6.0	72.4
Customer funds	14,499	(6.2)	22.7	14,499	21.9	98.3
Customer deposits [3]	10,547	(5.9)	23.2	10,547	15.0	87.0
Mutual funds	3,952	(7.1)	21.6	3,952	45.2	136.2

Ratios (%), operating means and customers
Underlying RoTE	34.91	11.62		26.23	(0.92)
Efficiency ratio	42.4	(13.8)		53.9	(4.2)
NPL ratio	2.08	(0.05)		2.08	(1.53)
Total coverage ratio	180.4	1.4		180.4	26.6
Number of employees	8,251	(2.4)		8,251	(4.3)
Number of branches	375	(6.9)		375	(8.8)
Number of loyal customers (thousands)	1,671	0.7		1,671	4.9
Number of digital customers (thousands)	2,867	1.1		2,867	5.0
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

68	January - December 2022

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Financial information by segment

Other South America
EUR million
		/	Q3'22		/	2021
Underlying income statement	Q4'22%		% excl. FX	2022	%	% excl. FX
Net interest income	150	5.4	6.6	527	34.4	17.1
Net fee income	58	(6.6)	(5.3)	210	17.4	4.5
Gains (losses) on financial transactions [1]	26	(9.6)	(7.9)	95	52.2	35.4
Other operating income	5	426.5	373.6	1	—	—
Total income	238	2.1	3.4	832	34.7	18.2
Administrative expenses and amortizations	(147)	2.7	3.9	(527)	32.8	21.4
Net operating income	91	1.3	2.6	306	38.1	13.1
Net loan-loss provisions	(22)	(25.9)	(26.0)	(94)	71.0	48.7
Other gains (losses) and provisions	(2)	(44.1)	(45.0)	(7)	13.2	5.0
Profit before tax	66	18.6	21.3	205	27.8	2.2
Tax on profit	(27)	(4.5)	(4.3)	(94)	35.7	17.6
Profit from continuing operations	40	41.6	48.4	111	21.9	(8.0)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	40	41.6	48.4	111	21.9	(8.0)
Non-controlling interests	1	—	—	1	—	—
Underlying profit attributable to the parent	40	44.9	52.0	112	23.6	(6.8)

Balance sheet
Loans and advances to customers	9,689	(7.8)	(1.8)	9,689	24.0	14.6
Cash, central banks and credit institutions	2,135	(25.7)	(22.3)	2,135	(21.4)	(29.3)
Debt instruments	2,425	(10.9)	(6.7)	2,425	17.6	2.8
Other financial assets	200	(29.1)	(28.1)	200	67.8	60.1
Other asset accounts	872	(3.8)	(1.3)	872	5.3	1.0
Total assets	15,320	(11.4)	(6.5)	15,320	13.2	3.4
Customer deposits	8,116	(14.0)	(9.8)	8,116	10.7	(3.1)
Central banks and credit institutions	4,457	(11.1)	(4.2)	4,457	14.7	13.7
Marketable debt securities	498	(4.7)	(1.1)	498	94.9	67.4
Other financial liabilities	265	(27.9)	(25.2)	265	97.8	87.7
Other liabilities accounts	504	(7.2)	(3.2)	504	48.1	32.6
Total liabilities	13,840	(12.9)	(7.9)	13,840	15.8	5.6
Total equity	1,480	4.9	9.6	1,480	(7.1)	(13.6)

Memorandum items:
Gross loans and advances to customers [2]	9,872	(7.8)	(1.8)	9,872	24.0	14.5
Customer funds	9,117	(12.7)	(8.6)	9,117	23.6	8.2
Customer deposits [3]	8,105	(13.6)	(9.5)	8,105	10.6	(3.2)
Mutual funds	1,011	(5.0)	(1.5)	1,011	—	—

Resources
Number of employees	4,254	4.3		4,254	46.4
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - December 2022	69

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Financial information by segment

DIGITAL CONSUMER BANK						Q
EUR million
		/	Q3'22		/	2021
Underlying income statement	Q4'22%		% excl. FX	2022	%	% excl. FX
Net interest income	990	(1.0)	(0.2)	4,022	(0.5)	(0.5)
Net fee income	215	5.3	5.4	843	2.7	2.8
Gains (losses) on financial transactions [1]	37	635.1	630.4	60	618.8	621.1
Other operating income	141	32.4	31.8	344	50.8	47.7
Total income	1,382	5.1	5.6	5,269	3.3	3.2
Administrative expenses and amortizations	(609)	0.5	1.6	(2,462)	2.4	2.4
Net operating income	773	9.0	9.0	2,807	4.2	3.9
Net loan-loss provisions	(115)	(19.3)	(18.4)	(544)	3.2	3.1
Other gains (losses) and provisions	(3)	—	—	(27)	(86.1)	(86.0)
Profit before tax	655	14.6	14.5	2,237	13.4	12.8
Tax on profit	(171)	17.3	17.0	(549)	18.5	18.0
Profit from continuing operations	485	13.7	13.7	1,687	11.8	11.2
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	485	13.7	13.7	1,687	11.8	11.2
Non-controlling interests	(84)	(6.8)	(6.7)	(379)	9.6	9.6
Underlying profit attributable to the parent	400	19.3	19.2	1,308	12.4	11.7

Balance sheet
Loans and advances to customers	122,608	3.8	3.7	122,608	7.6	9.0
Cash, central banks and credit institutions	12,311	(5.1)	(5.3)	12,311	(43.5)	(43.0)
Debt instruments	7,644	(0.5)	(0.9)	7,644	44.8	46.3
Other financial assets	190	(3.8)	(3.7)	190	303.6	310.6
Other asset accounts	8,262	3.8	4.0	8,262	19.1	20.6
Total assets	151,016	2.8	2.7	151,016	2.0	3.3
Customer deposits	58,544	2.2	1.9	58,544	5.8	6.7
Central banks and credit institutions	39,169	(3.0)	(2.8)	39,169	4.2	6.3
Marketable debt securities	33,749	11.6	11.4	33,749	(8.1)	(7.4)
Other financial liabilities	1,820	11.7	11.7	1,820	30.3	31.8
Other liabilities accounts	4,704	(1.1)	(1.2)	4,704	3.1	3.8
Total liabilities	137,986	2.7	2.6	137,986	1.8	2.9
Total equity	13,029	3.4	3.2	13,029	5.0	6.9

Memorandum items:
Gross loans and advances to customers [2]	124,976	3.6	3.5	124,976	7.2	8.5
Customer funds	61,625	3.5	3.3	61,625	6.6	7.4
Customer deposits [3]	58,544	2.2	1.9	58,544	5.8	6.7
Mutual funds	3,081	38.7	38.7	3,081	23.4	23.4

Ratios (%), operating means and customers
Underlying RoTE	16.48	2.36		13.65	1.25
Efficiency ratio	44.1	(2.0)		46.7	(0.4)
NPL ratio	2.06	(0.14)		2.06	(0.07)
Total coverage ratio	92.8	(2.8)		92.8	(15.0)
Number of employees	16,193	0.8		16,193	2.2
Number of branches	364	(0.3)		364	17.8
Number of total customers (thousands)	19,746	1.3		19,746	1.6
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

70	January - December 2022

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Financial information by segment

CORPORATE CENTRE						Q
EUR million
Underlying income statement	Q4'22	Q3'22%		2022	2021	%
Net interest income	(142)	(157)	(9.4)	(652)	(624)	4.6
Net fee income	(16)	(2)	825.2	(19)	(28)	(30.8)
Gains (losses) on financial transactions [1]	(100)	(252)	(60.5)	(724)	(140)	416.5
Other operating income	(63)	(7)	811.7	(92)	(28)	231.3
Total income	(322)	(418)	(23.1)	(1,487)	(819)	81.5
Administrative expenses and amortizations	(100)	(93)	7.7	(372)	(346)	7.5
Net operating income	(422)	(511)	(17.5)	(1,858)	(1,165)	59.5
Net loan-loss provisions	13	2	684.7	9	(155)	—
Other gains (losses) and provisions	(56)	(35)	61.9	(173)	(190)	(8.9)
Profit before tax	(465)	(544)	(14.6)	(2,022)	(1,510)	33.9
Tax on profit	(1)	1	—	(27)	(24)	11.7
Profit from continuing operations	(466)	(543)	(14.3)	(2,049)	(1,534)	33.5
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	(466)	(543)	(14.3)	(2,049)	(1,534)	33.5
Non-controlling interests	—	—	209.6	—	(1)	(94.5)
Underlying profit attributable to the parent	(466)	(543)	(14.3)	(2,049)	(1,535)	33.4

Balance sheet
Loans and advances to customers	5,785	6,104	(5.2)	5,785	6,787	(14.8)
Cash, central banks and credit institutions	123,230	141,112	(12.7)	123,230	88,918	38.6
Debt instruments	8,588	8,194	4.8	8,588	1,555	452.2
Other financial assets	273	1	—	273	2,203	(87.6)
Other asset accounts	124,343	129,286	(3.8)	124,343	116,007	7.2
Total assets	262,217	284,696	(7.9)	262,217	215,470	21.7
Customer deposits	895	538	66.2	895	1,042	(14.1)
Central banks and credit institutions	71,226	83,271	(14.5)	71,226	53,061	34.2
Marketable debt securities	98,733	100,982	(2.2)	98,733	74,302	32.9
Other financial liabilities	308	1,491	(79.4)	308	431	(28.7)
Other liabilities accounts	7,489	10,483	(28.6)	7,489	7,113	5.3
Total liabilities	178,650	196,766	(9.2)	178,650	135,950	31.4
Total equity	83,567	87,931	(5.0)	83,567	79,520	5.1

Memorandum items:
Gross loans and advances to customers [2]	5,779	6,107	(5.4)	5,779	6,813	(15.2)
Customer funds	895	538	66.2	895	1,042	(14.1)
Customer deposits [3]	895	538	66.2	895	1,042	(14.1)
Mutual funds	—	—	—	—	—	—

Resources
Number of employees	1,899	1,857	2.3	1,899	1,724	10.2
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - December 2022	71

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Financial information by segment

RETAIL BANKING						Q
EUR million
		/	Q3'22		/	2021
Underlying income statement	Q4'22%		% excl. FX	2022	%	% excl. FX
Net interest income	9,113	0.7	4.9	34,880	14.0	7.2
Net fee income	1,891	(3.9)	1.6	7,650	8.6	3.3
Gains (losses) on financial transactions [1]	213	—	—	435	(48.2)	(50.8)
Other operating income	(167)	351.5	—	(280)	—	—
Total income	11,050	0.5	3.9	42,684	9.8	3.2
Administrative expenses and amortizations	(4,767)	(0.2)	4.9	(18,568)	8.6	4.0
Net operating income	6,282	0.9	3.1	24,116	10.8	2.5
Net loan-loss provisions	(2,745)	0.5	2.1	(10,210)	44.2	33.4
Other gains (losses) and provisions	(581)	(13.7)	(5.1)	(2,135)	4.0	3.2
Profit before tax	2,956	4.9	5.9	11,772	(6.8)	(14.7)
Tax on profit	(700)	(4.4)	(1.5)	(2,931)	(24.8)	(32.0)
Profit from continuing operations	2,256	8.2	8.5	8,841	1.2	(6.9)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	2,256	8.2	8.5	8,841	1.2	(6.9)
Non-controlling interests	(201)	8.1	8.1	(895)	(33.5)	(37.9)
Underlying profit attributable to the parent	2,055	8.2	8.6	7,946	7.5	(1.3)
(1) Includes exchange differences.

CORPORATE & INVESTMENT BANKING						Q
EUR million
		/	Q3'22		/	2021
Underlying income statement	Q4'22%		% excl. FX	2022	%	% excl. FX
Net interest income	907	(1.9)	9.4	3,544	21.3	17.6
Net fee income	471	(4.1)	0.7	1,988	14.0	9.4
Gains (losses) on financial transactions [1]	399	(31.5)	(22.0)	1,833	139.2	139.3
Other operating income	22	—	—	31	(83.7)	(85.1)
Total income	1,798	(9.4)	(3.1)	7,395	31.6	27.4
Administrative expenses and amortizations	(863)	15.5	20.0	(2,898)	21.8	17.3
Net operating income	935	(24.5)	(17.1)	4,497	38.8	35.0
Net loan-loss provisions	(265)	—	—	(251)	66.0	63.0
Other gains (losses) and provisions	(54)	149.3	155.3	(131)	654.6	855.4
Profit before tax	616	(49.0)	(42.4)	4,115	34.0	30.1
Tax on profit	(142)	(56.1)	(53.3)	(1,119)	36.3	27.8
Profit from continuing operations	474	(46.4)	(38.4)	2,996	33.2	31.0
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	474	(46.4)	(38.4)	2,996	33.2	31.0
Non-controlling interests	(33)	(36.3)	(35.3)	(192)	39.8	30.6
Underlying profit attributable to the parent	441	(47.1)	(38.6)	2,805	32.7	31.0
1. Includes exchange differences.

72	January - December 2022

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Financial information by segment

WEALTH MANAGEMENT & INSURANCE						Q
EUR million
		/	Q3'22		/	2021
Underlying income statement	Q4'22%		% excl. FX	2022	%	% excl. FX
Net interest income	271	20.5	23.9	825	73.2	67.7
Net fee income	308	(5.7)	(1.7)	1,291	3.5	(0.8)
Gains (losses) on financial transactions [1]	34	14.7	25.3	123	22.6	19.3
Other operating income	87	(15.3)	(20.8)	369	(11.3)	(14.2)
Total income	701	2.3	5.0	2,608	16.4	12.1
Administrative expenses and amortizations	(283)	7.9	10.3	(1,041)	13.9	8.2
Net operating income	417	(1.1)	1.7	1,566	18.1	14.8
Net loan-loss provisions	(1)	(79.8)	(78.6)	(14)	(62.9)	(63.8)
Other gains (losses) and provisions	(9)	131.4	135.4	(26)	—	—
Profit before tax	408	(1.5)	1.3	1,526	17.9	14.6
Tax on profit	(93)	(1.9)	1.8	(347)	12.4	9.9
Profit from continuing operations	314	(1.4)	1.2	1,179	19.7	16.0
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	314	(1.4)	1.2	1,179	19.7	16.0
Non-controlling interests	(14)	(15.3)	(14.7)	(60)	36.7	32.0
Underlying profit attributable to the parent	301	(0.6)	2.1	1,118	18.8	15.3
1. Includes exchange differences.

PAGONXT						Q
EUR million
		/	Q3'22		/	2021
Underlying income statement	Q4'22%		% excl. FX	2022	%	% excl. FX
Net interest income	11	67.4	68.2	22	—	—
Net fee income	270	16.3	17.5	881	78.6	59.7
Gains (losses) on financial transactions [1]	(8)	112.9	112.2	(14)	887.4	836.3
Other operating income	26	12.4	11.7	64	—	—
Total income	298	15.8	16.8	953	92.7	72.0
Administrative expenses and amortizations	(295)	4.6	5.5	(1,024)	52.2	44.5
Net operating income	3	—	—	(71)	(60.4)	(54.2)
Net loan-loss provisions	(20)	57.1	57.7	(44)	336.5	272.8
Other gains (losses) and provisions	(10)	(22.0)	(22.5)	(26)	(33.3)	(35.0)
Profit before tax	(27)	(46.3)	(43.9)	(141)	(38.0)	(31.6)
Tax on profit	(12)	(19.9)	(18.1)	(63)	158.3	95.0
Profit from continuing operations	(38)	(40.2)	(38.4)	(203)	(19.0)	(14.5)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	(38)	(40.2)	(38.4)	(203)	(19.0)	(14.5)
Non-controlling interests	(4)	(21.9)	(21.5)	(12)	570.2	540.5
Underlying profit attributable to the parent	(42)	(39.0)	(37.3)	(215)	(15.0)	(10.3)
1. Includes exchange differences.

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Alternative performance measures

ALTERNATIVE PERFORMANCE MEASURES (APMs)
In addition to the financial information prepared under IFRS, this consolidated directors’ report contains financial measures that constitute alternative performance measures (‘APMs’) to comply with the guidelines on alternative performance measures issued by the European Securities and Markets Authority on 5 October 2015 and non-IFRS measures.

The financial measures contained in this consolidated directors’ report that qualify as APMs and non-IFRS measures have been calculated using the financial information from Santander but are not defined or detailed in the applicable financial information framework or under IFRS and have neither been audited nor reviewed by our auditors.

We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider these APMs and non-IFRS financial measures to be useful metrics for management and investors to facilitate operating performance comparisons from period to period. While we believe that these APMs and non-IFRS financial measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute of IFRS measures. In addition, the way in which Santander defines and calculates these
APMs and non-IFRS measures may differ from the calculations by other companies with similar measures and, therefore, may not be comparable.

The APMs and non-IFRS measures we use in this document can be categorized as follows:

Underlying results
In addition to IFRS results measures, we present some results measures which are non-IFRS measures and which we refer to as underlying measures. These underlying measures allow in our view a better year-on-year comparability as they exclude items outside the ordinary performance of our business which are grouped in the non-IFRS line net capital gains and provisions and are further detailed on page 12 of this report.
In addition, in the section "Financial information by segments", relative to the primary and secondary segments, results are presented on an underlying basis in accordance with IFRS 8, and reconciled on an aggregate basis to our IFRS consolidated results to the consolidated financial statements, which are set out below.

Reconciliation of underlying results to statutory results
EUR million
	January-December 2022
	Underlying results	Adjustments	Statutory results
Net interest income	38,619	—	38,619
Net fee income	11,790	—	11,790
Gains (losses) on financial transactions [1]	1,653	—	1,653
Other operating income	92	(37)	55
Total income	52,154	(37)	52,117
Administrative expenses and amortizations	(23,903)	—	(23,903)
Net operating income	28,251	(37)	28,214
Net loan-loss provisions	(10,509)	(327)	(10,836)
Other gains (losses) and provisions	(2,492)	364	(2,128)
Profit before tax	15,250	—	15,250
Tax on profit	(4,486)	—	(4,486)
Profit from continuing operations	10,764	—	10,764
Net profit from discontinued operations	—	—	—
Consolidated profit	10,764	—	10,764
Non-controlling interests	(1,159)	—	(1,159)
Profit attributable to the parent	9,605	—	9,605
1. Includes exchange differences.

Explanation of adjustments:
Mainly, payment holidays in Poland.

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Alternative performance measures

Reconciliation of underlying results to statutory results
EUR million
	January-December 2021
	Underlying results	Adjustments	Statutory results
Net interest income	33,370	—	33,370
Net fee income	10,502	—	10,502
Gains (losses) on financial transactions [1]	1,563	—	1,563
Other operating income	969	—	969
Total income	46,404	—	46,404
Administrative expenses and amortizations	(21,415)	—	(21,415)
Net operating income	24,989	—	24,989
Net loan-loss provisions	(7,436)	—	(7,436)
Other gains (losses) and provisions	(2,293)	(713)	(3,006)
Profit before tax	15,260	(713)	14,547
Tax on profit	(5,076)	182	(4,894)
Profit from continuing operations	10,184	(531)	9,653
Net profit from discontinued operations	—	—	—
Consolidated profit	10,184	(531)	9,653
Non-controlling interests	(1,530)	1	(1,529)
Profit attributable to the parent	8,654	(530)	8,124
1. Includes exchange differences.

Explanation of adjustments:
Restructuring costs for a net impact of -EUR 530 million, mainly in the UK and Portugal.

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Alternative performance measures
Profitability and efficiency ratios
The purpose of the profitability and efficiency ratios is to measure the ratio of profit to capital, to tangible capital, to assets and to risk- weighted assets, while the efficiency ratio measures how much general administrative expenses (personnel and other) and amortization costs are needed to generate revenue.
Additionally, the goodwill adjustments have been removed from the RoTE numerator as, since they are not considered in the denominator, we believe this calculation is more correct.

Ratio	Formula	Relevance of the metric
RoE	Profit attributable to the parent	This ratio measures the return that shareholders obtain on the funds invested in the bank and as such measures the company's ability to pay shareholders.
(Return on equity)	Average stockholders’ equity [1] (excl. minority interests)
Underlying RoE	Underlying profit attributable to the parent	This ratio measures the return that shareholders obtain on the funds invested in the bank excluding items outside the ordinary performance of our business.
Average stockholders’ equity [1] (excl. minority interests)
RoTE	Profit attributable to the parent[2]	This indicator is used to evaluate the profitability of the company as a percentage of its tangible equity. It's measured as the return that shareholders receive as a percentage of the funds invested in the entity less intangible assets.
(Return on tangible equity)	Average stockholders' equity [1] (excl. minority interests) - intangible assets
Underlying RoTE	Underlying profit attributable to the parent	This indicator measures the profitability of the tangible equity of a company arising from ordinary activities, i.e. excluding items outside the ordinary performance of our business.
Average stockholders' equity [1] (excl. minority interests) - intangible assets
RoA	Consolidated profit	This metric measures the profitability of a company as a percentage of its total assets. It is an indicator that reflects the efficiency of the company's total funds in generating profit.
(Return on assets)	Average total assets
Underlying RoA	Underlying consolidated profit	This metric measures the profitability of a company as a percentage of its total assets, excluding non-recurring results. It is an indicator that reflects the efficiency of the company's total funds in generating underlying profit.
Average total assets
RoRWA	Consolidated profit	The return adjusted for risk is a derivative of the RoA metric. The difference is that RoRWA measures profit in relation to the bank's risk-weighted assets.
(Return on risk weighted assets)	Average risk-weighted assets
Underlying RoRWA	Underlying consolidated profit	This relates the consolidated profit (excluding items outside the ordinary performance of our business) to the bank's risk-weighted assets.
Average risk-weighted assets
Efficiency ratio	Operating expenses [3]	One of the most commonly used indicators when comparing productivity of different financial entities. It measures the amount of funds used to generate the bank's total income.
Total income
1. Stockholders’ equity = Capital and Reserves + Accumulated other comprehensive income + Profit attributable to the parent + Dividends.
2. Excluding the adjustment to the valuation of goodwill.
3. Operating expenses = Administrative expenses + amortizations.

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Alternative performance measures

Profitability and efficiency (1) (2) (3) (4)	Q4'22	Q3'22	2022	2021
RoE	10.11%	10.64%	10.67%	9.66%
Profit attributable to the parent	9,155	9,688	9,605	8,124
Average stockholders' equity (excluding minority interests)	90,574	91,044	89,986	84,133

Underlying RoE	10.11%	10.64%	10.67%	10.29%
Profit attributable to the parent	9,155	9,688	9,605	8,124
(-) Net capital gains and provisions	—	—	—	-530
Underlying profit attributable to the parent	9,155	9,688	9,605	8,654
Average stockholders' equity (excluding minority interests)	90,574	91,044	89,986	84,133

RoTE	12.76%	13.38%	13.37%	11.96%
Profit attributable to the parent	9,155	9,688	9,605	8,124
(+) Goodwill impairment	—	—	—	-6
Profit attributable to the parent (excluding goodwill impairment)	9,155	9,688	9,605	8,130
Average stockholders' equity (excluding minority interests)	90,574	91,044	89,986	84,133
(-) Average intangible assets	18,811	18,654	18,164	16,169
Average stockholders' equity (excl. minority interests) - intangible assets	71,763	72,390	71,822	67,964

Underlying RoTE	12.76%	13.38%	13.37%	12.73%
Profit attributable to the parent	9,155	9,688	9,605	8,124
(-) Net capital gains and provisions	—	—	—	-530
Underlying profit attributable to the parent	9,155	9,688	9,605	8,654
Average stockholders' equity (excl. minority interests) - intangible assets	71,763	72,390	71,822	67,964

RoA	0.57%	0.61%	0.63%	0.62%
Consolidated profit	10,162	10,728	10,764	9,653
Average total assets	1,789,313	1,769,904	1,720,273	1,563,899

Underlying RoA	0.57%	0.61%	0.63%	0.65%
Consolidated profit	10,162	10,728	10,764	9,653
(-) Net capital gains and provisions	—	—	—	-530
Underlying consolidated profit	10,162	10,728	10,764	10,183
Average total assets	1,789,313	1,769,904	1,720,273	1,563,899

RoRWA	1.64%	1.75%	1.77%	1.69%
Consolidated profit	10,162	10,728	10,764	9,653
Average risk-weighted assets	618,071	614,670	606,952	572,136

Underlying RoRWA	1.64%	1.75%	1.77%	1.78%
Consolidated profit	10,162	10,728	10,764	9,653
(-) Net capital gains and provisions	—	—	—	-530
Underlying consolidated profit	10,162	10,728	10,764	10,183
Average risk-weighted assets	618,071	614,670	606,952	572,136

Efficiency ratio	46.6%	45.6%	45.8%	46.2%
Underlying operating expenses	6,308	6,160	23,903	21,415
Operating expenses	6,308	6,160	23,903	21,415
Net capital gains and provisions impact on operating expenses	—	—	—	—
Underlying total income	13,525	13,509	52,154	46,404
Total income	13,523	13,474	52,117	46,404
Net capital gains and provisions impact on total income	2	35	37	—
1. Averages included in the RoE, RoTE, RoA and RoRWA denominators are calculated using 4 months' worth of data in the case of quarterly figures (from September to December in Q4 and June to September in Q3) and 13 months in the case of year-to-date (December to December).
2. For periods less than one year, and if there are results in the net capital gains and provisions line, the profit used to calculate RoE and RoTE is the annualized underlying attributable profit to which said results are added without annualizing.
3. For periods less than one year, and if there are results in the net capital gains and provisions line, the profit used to calculate RoA and RoRWA is the annualized underlying consolidated profit, to which said results are added without annualizing.
4. The risk weighted assets included in the denominator of the RoRWA metric are calculated in line with the criteria laid out in the CRR (Capital Requirements Regulation).

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Alternative performance measures

Efficiency ratio
	2022			2021
	%	Total income	Operating expenses	%	Total income	Operating expenses
Europe	47.3	18,030	8,523	52.2	15,934	8,319
Spain	48.6	8,233	3,998	52.3	7,748	4,052
United Kingdom	49.6	5,418	2,685	53.8	4,815	2,592
Portugal	38.7	1,295	502	42.9	1,313	563
Poland	28.0	2,474	692	41.0	1,617	663
North America	47.7	12,316	5,871	45.8	10,853	4,967
US	47.2	7,623	3,599	43.9	7,277	3,197
Mexico	44.9	4,623	2,076	46.2	3,553	1,643
South America	37.0	18,025	6,675	35.1	15,337	5,380
Brazil	32.4	12,910	4,180	29.7	10,876	3,236
Chile	40.1	2,449	981	38.4	2,455	942
Argentina	53.9	1,833	987	58.0	1,388	805
Digital Consumer Bank	46.7	5,269	2,462	47.2	5,099	2,405

Underlying RoTE
	2022			2021
	%	Underlying profit attributable to the parent	Average stockholders' equity (excl. minority interests) - intangible assets	%	Underlying profit attributable to the parent	Average stockholders' equity (excl. minority interests) - intangible assets
Europe	9.28	3,810	41,054	6.81	2,750	40,347
Spain	7.89	1,560	19,786	3.40	627	18,453
United Kingdom	10.70	1,395	13,038	11.47	1,537	13,392
Portugal	15.03	534	3,553	11.39	462	4,054
Poland	11.93	364	3,047	4.38	140	3,200
North America	11.06	2,878	26,025	12.73	2,960	23,250
US	9.40	1,784	18,968	13.21	2,252	17,044
Mexico	16.92	1,213	7,168	13.63	816	5,991
South America	18.77	3,658	19,491	20.22	3,317	16,405
Brazil	19.23	2,544	13,232	21.44	2,320	10,818
Chile	19.47	677	3,479	19.25	636	3,303
Argentina	26.23	324	1,237	27.15	270	996
Digital Consumer Bank	13.65	1,308	9,583	12.41	1,164	9,380

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Alternative performance measures
Credit risk indicators
The credit risk indicators measure the quality of the credit portfolio and the percentage of non-performing loans covered by provisions.

Ratio	Formula	Relevance of the metric
NPL ratio (Non-performing loans)	Credit impaired loans and advances to customers, customer guarantees and customer commitments granted	The NPL ratio is an important variable regarding financial institutions' activity since it gives an indication of the level of risk the entities are exposed to. It calculates risks that are, in accounting terms, declared to be credit impaired as a percentage of the total outstanding amount of customer credit and contingent liabilities.
Total Risk [1]

Total coverage ratio	Total allowances to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	The total coverage ratio is a fundamental metric in the financial sector. It reflects the level of provisions as a percentage of the credit impaired assets. Therefore it is a good indicator of the entity's solvency against customer defaults both present and future.
Credit impaired loans and advances to customers, customer guarantees and customer commitments granted

Cost of risk	Allowances for loan-loss provisions over the last 12 months	This ratio quantifies loan-loss provisions arising from credit risk over a defined period of time for a given loan portfolio. As such, it acts as an indicator of credit quality.
Average loans and advances to customers over the last 12 months
1. Total risk = Total loans and advances and guarantees to customers (including credit impaired assets) + contingent liabilities granted that are credit impaired.

Credit risk (I)	Dec-22	Sep-22	Dec-22	Dec-21
NPL ratio	3.08%	3.08%	3.08%	3.16%
Credit impaired loans and advances to customers, customer guarantees and customer commitments granted	34,673	35,600	34,673	33,234
Gross loans and advances to customers registered under the headings “financial assets measured at amortized cost” and "financial assets designated at fair value through profit or loss" classified in stage 3 (OCI), excluding POCI (Purchased or Originated Credit Impaired) that is currently impaired	32,617	33,468	32,617	31,288
POCI exposure (Purchased or Originated Credit Impaired) that is currently impaired	271	258	271	358
Customer guarantees and customer commitments granted classified in stage 3	1,776	1,865	1,776	1,578
Doubtful exposure of loans and advances to customers at fair value through profit or loss	9	9	9	10
Total risk	1,124,121	1,156,548	1,124,121	1,051,115
Impaired and non-impaired gross loans and advances to customers	1,058,688	1,091,551	1,058,688	995,646
Impaired and non-impaired customer guarantees and customer commitments granted	65,433	64,997	65,433	55,469

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Credit risk (II)	Dec-22	Sep-22	Dec-22	Dec-21
Total coverage ratio	68%	70%	68%	71%
Total allowances to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	23,418	24,813	23,418	23,698
Total allowances to cover impairment losses on loans and advances to customers measured at amortized cost and designated at fair value through OCI	22,684	24,084	22,684	22,964
Total allowances to cover impairment losses on customer guarantees and customer commitments granted	734	729	734	734
Credit impaired loans and advances to customers, customer guarantees and customer commitments granted	34,673	35,600	34,673	33,234
Gross loans and advances to customers registered under the headings “financial assets measured at amortized cost” and "financial assets designated at fair value through profit or loss" classified in stage 3 (OCI), excluding POCI (Purchased or Originated Credit Impaired) that is currently impaired	32,617	33,468	32,617	31,288
POCI exposure (Purchased or Originated Credit Impaired) that is currently impaired	271	258	271	358
Customer guarantees and customer commitments granted classified in stage 3	1,776	1,865	1,776	1,578
Doubtful exposure of loans and advances to customers at fair value through profit or loss	9	9	9	10

Cost of risk	0.99%	0.86%	0.99%	0.77%
Underlying allowances for loan-loss provisions over the last 12 months	10,509	8,954	10,509	7,436
Allowances for loan-loss provisions over the last 12 months	10,836	9,241	10,836	7,436
Net capital gains and provisions impact in allowances for loan-loss provisions	-327	-287	-327	—
Average loans and advances to customers over the last 12 months	1,059,972	1,037,288	1,059,972	968,931

NPL ratio
	2022			2021
	%	Credit impaired loans and advances to customers, customer guarantees and customer commitments granted	Total risk	%	Credit impaired loans and advances to customers, customer guarantees and customer commitments granted	Total risk
Europe	2.37	15,186	639,996	3.12	19,822	636,123
Spain	3.27	9,598	293,197	4.72	13,403	283,953
United Kingdom	1.21	3,059	253,455	1.43	3,766	262,869
Portugal	2.99	1,247	41,755	3.44	1,442	41,941
Poland	3.80	1,268	33,350	3.61	1,210	33,497
North America	3.03	5,629	185,614	2.42	3,632	149,792
US	3.25	4,571	140,452	2.33	2,624	112,808
Mexico	2.32	1,047	45,107	2.73	1,009	36,984
South America	6.20	10,381	167,348	4.50	6,387	141,874
Brazil	7.57	7,705	101,801	4.88	4,182	85,702
Chile	4.99	2,384	47,811	4.43	1,838	41,479
Argentina	2.08	122	5,844	3.61	198	5,481
Digital Consumer Bank	2.06	2,583	125,339	2.13	2,490	116,989

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Alternative performance measures

Total coverage ratio
	2022			2021
	%	Total allowances to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	Credit impaired loans and advances to customers, customer guarantees and customer commitments granted	%	Total allowances to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	Credit impaired loans and advances to customers, customer guarantees and customer commitments granted
Europe	51.83	7,871	15,186	49.44	9,800	19,822
Spain	50.95	4,890	9,598	51.38	6,887	13,403
United Kingdom	33.75	1,033	3,059	25.78	971	3,766
Portugal	79.35	990	1,247	71.67	1,033	1,442
Poland	73.98	938	1,268	73.94	895	1,210
North America	93.27	5,250	5,629	134.92	4,901	3,632
US	90.29	4,127	4,571	150.27	3,943	2,624
Mexico	106.62	1,116	1,047	94.98	958	1,009
South America	75.97	7,886	10,381	98.32	6,279	6,387
Brazil	79.54	6,128	7,705	111.20	4,651	4,182
Chile	56.32	1,343	2,384	63.30	1,164	1,838
Argentina	180.40	220	122	153.85	305	198
Digital Consumer Bank	92.80	2,397	2,583	107.80	2,684	2,490

Cost of risk
	2022			2021
	%	Underlying allowances for loan-loss provisions over the last 12 months	Average loans and advances to customers over the last 12 months	%	Underlying allowances for loan-loss provisions over the last 12 months	Average loans and advances to customers over the last 12 months
Europe	0.39	2,396	612,142	0.39	2,293	591,703
Spain	0.61	1,618	265,051	0.92	2,320	251,155
United Kingdom	0.12	316	262,973	-0.09	(245)	258,636
Portugal	0.04	17	40,286	0.09	38	39,805
Poland	1.43	440	30,721	0.67	200	29,777
North America	1.49	2,538	169,980	0.93	1,210	130,635
US	1.35	1,744	128,834	0.43	419	97,917
Mexico	1.95	788	40,348	2.44	791	32,434
South America	3.32	5,041	151,705	2.60	3,251	125,089
Brazil	4.79	4,417	92,188	3.73	2,715	72,808
Chile	0.93	399	42,953	0.85	341	40,344
Argentina	2.91	132	4,541	3.01	140	4,667
Digital Consumer Bank	0.45	544	119,524	0.46	527	115,156

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Alternative performance measures
Other indicators
The market capitalization indicator provides information on the volume of tangible equity per share. The loan-to-deposit ratio (LTD) identifies the relationship between net customer loans and advances and customer deposits, assessing the proportion of loans and advances granted by the Group that are funded by customer deposits.
The Group also uses gross customer loan magnitudes excluding reverse repurchase agreements (repos) and customer deposits excluding repos. In order to analyse the evolution of the traditional commercial banking business of granting loans and capturing deposits, repos and reverse repos are excluded, as they are mainly treasury business products and highly volatile.

Ratio	Formula	Relevance of the metric
TNAV per share	Tangible book value [1]	This is a very commonly used ratio used to measure the company's accounting value per share having deducted the intangible assets. It is useful in evaluating the amount each shareholder would receive if the company were to enter into liquidation and had to sell all the company's tangible assets.
(Tangible equity net asset value per share)	Number of shares excluding treasury stock

Price / tangible book value per share (X)	Share price	This is one of the most commonly used ratios by market participants for the valuation of listed companies both in absolute terms and relative to other entities. This ratio measures the relationship between the price paid for a company and its accounting equity value.
TNAV per share

LTD ratio	Net loans and advances to customers	This is an indicator of the bank's liquidity. It measures the total (net) loans and advances to customers as a percentage of customer deposits.
(Loan-to-deposit)	Customer deposits

Loans and advances (excl. reverse repos)	Gross loans and advances to customers excluding reverse repos	In order to aid analysis of the commercial banking activity, reverse repos are excluded as they are highly volatile treasury products.

Deposits (excl. repos)	Customer deposits excluding repos	In order to aid analysis of the commercial banking activity, repos are excluded as they are highly volatile treasury products.

PAT + After tax fees paid to SAN (in Wealth Management & Insurance)	Net profit + fees paid from Santander Asset Management and Santander Insurance to Santander, net of taxes, excluding Private Banking customers	Metric to assess Wealth Management & Insurance's total contribution to Grupo Santander profit.
(1) Tangible book value = Stockholders' equity (excl. minority interests) - intangible assets.

Others	Dec-22	Sep-22	Dec-22	Dec-21
TNAV (tangible book value) per share	4.26	4.31	4.26	4.12
Tangible book value	70,459	72,235	70,459	70,346
Number of shares excl. treasury stock (million)	16,551	16,773	16,551	17,063

Price / Tangible book value per share (X)	0.66	0.56	0.66	0.71
Share price (euros)	2.803	2.398	2.803	2.941
TNAV (tangible book value) per share	4.26	4.31	4.26	4.12

Loan-to-deposit ratio	101%	106%	101%	106%
Net loans and advances to customers	1,036,004	1,067,466	1,036,004	972,682
Customer deposits	1,025,401	1,008,800	1,025,401	918,344

	Q4'22	Q3'22	2022	2021
PAT + After tax fees paid to SAN (in WM&I) (Constant EUR million)	738	710	2,728	2,486
Profit after tax	318	314	1,179	1,016
Net fee income net of tax	420	396	1,549	1,470

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Alternative performance measures

Local currency measures
We make use of certain financial measures in local currency to help in the assessment of our ongoing operating performance. These non-IFRS financial measures include the results of operations of our subsidiary banks located outside the Eurozone, excluding the impact of foreign exchange. Because changes in foreign currency exchange rates do not have an operating impact on the results, we believe that evaluating their performance on a local currency basis provides an additional and meaningful assessment of performance to both management and the company’s investors.
The Group presents, at both the Group level as well as the business unit level, the real changes in the income statement as well as the changes excluding the exchange rate effect, as it considers the latter facilitates analysis, since it enables businesses movements to be identified without taking into account the impact of converting each local currency into euros.
Said variations, excluding the impact of exchange rate movements, are calculated by converting P&L lines for the different business units comprising the Group into our presentation currency, the euro, applying the average exchange rate for the 2022 to all periods contemplated in the analysis.

The Group presents, at both the Group level as well as the business unit level, the changes in euros in the balance sheet as well as the changes excluding the exchange rate effect for loans and advances to customers excluding reverse repos and customer funds (which comprise deposits and mutual funds) excluding repos. As with the income statement, the reason is to facilitate analysis by isolating the changes in the balance sheet that are not caused by converting each local currency into euros.
These changes excluding the impact of exchange rate movements are calculated by converting loans and advances to customers excluding reverse repos and customer funds excluding repos, into our presentation currency, the euro, applying the closing exchange rate on the last working day of December 2022 to all periods contemplated in the analysis.
The average and period-end exchange rates for the main currencies in which the Group operates are set out in the table below.

Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)
	2022	2021	Dec-22	Sep-22	Dec-21
US dollar	1.051	1.182	1.068	0.981	1.133
Pound sterling	0.853	0.859	0.887	0.878	0.840
Brazilian real	5.421	6.372	5.650	5.286	6.319
Mexican peso	21.131	23.980	20.805	19.678	23.152
Chilean peso	916.688	897.123	909.200	939.402	964.502
Argentine peso	134.786	112.383	189.116	144.538	116.302
Polish zloty	4.683	4.564	4.684	4.843	4.597

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Condensed consolidated financial statements

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
•CONSOLIDATED BALANCE SHEET
•CONSOLIDATED INCOME STATEMENT
NOTE:    The following financial information for the 2022 and 2021 (attached herewith) corresponds to the condensed consolidated financial statements prepared in accordance with the International Financial Reporting Standards.

Condensed consolidated balance sheet
EUR million

ASSETS	Dec-22	Dec-21
Cash, cash balances at central banks and other deposits on demand	223,073	210,689
Financial assets held for trading	156,118	116,953
Non-trading financial assets mandatorily at fair value through profit or loss	5,713	5,536
Financial assets designated at fair value through profit or loss	8,989	15,957
Financial assets at fair value through other comprehensive income	85,239	108,038
Financial assets at amortized cost	1,147,044	1,037,898
Hedging derivatives	8,069	4,761
Changes in the fair value of hedged items in portfolio hedges of interest risk	(3,749)	410
Investments	7,615	7,525
Joint ventures entities	1,981	1,692
Associated entities	5,634	5,833
Assets under insurance or reinsurance contracts	308	283
Tangible assets	34,073	33,321
Property, plant and equipment	33,044	32,342
For own-use	13,489	13,259
Leased out under an operating lease	19,555	19,083
Investment property	1,029	979
Of which : Leased out under an operating lease	804	839
Intangible assets	18,645	16,584
Goodwill	13,741	12,713
Other intangible assets	4,904	3,871
Tax assets	29,987	25,196
Current tax assets	9,200	5,756
Deferred tax assets	20,787	19,440
Other assets	10,082	8,595
Insurance contracts linked to pensions	104	149
Inventories	11	6
Other	9,967	8,440
Non-current assets held for sale	3,453	4,089
TOTAL ASSETS	1,734,659	1,595,835

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Condensed consolidated financial statements

Condensed consolidated balance sheet
Financial liabilities at amortized cost

LIABILITIES	Dec-22	Dec-21
Financial liabilities held for trading	115,185	79,469
Financial liabilities designated at fair value through profit or loss	55,947	32,733
Financial liabilities at amortized cost	1,423,858	1,349,169
Hedging derivatives	9,228	5,463
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	(117)	248
Liabilities under insurance or reinsurance contracts	747	770
Provisions	8,149	9,583
Pensions and other post-retirement obligations	2,392	3,185
Other long term employee benefits	950	1,242
Taxes and other legal contingencies	2,074	1,996
Contingent liabilities and commitments	734	733
Other provisions	1,999	2,427
Tax liabilities	9,468	8,649
Current tax liabilities	3,040	2,187
Deferred tax liabilities	6,428	6,462
Other liabilities	14,609	12,698
Liabilities associated with non-current assets held for sale	—	—
TOTAL LIABILITIES	1,637,074	1,498,782

EQUITY
Shareholders' equity	124,732	119,649
Capital	8,397	8,670
Called up paid capital	8,397	8,670
Unpaid capital which has been called up	—	—
Share premium	46,273	47,979
Equity instruments issued other than capital	688	658
Equity component of the compound financial instrument	—	—
Other equity instruments issued	688	658
Other equity	175	152
Accumulated retained earnings	66,702	60,273
Revaluation reserves	—	—
Other reserves	(5,454)	(4,477)
(-) Own shares	(675)	(894)
Profit attributable to shareholders of the parent	9,605	8,124
(-) Interim dividends	(979)	(836)
Other comprehensive income (loss)	(35,628)	(32,719)
Items not reclassified to profit or loss	(4,635)	(4,241)
Items that may be reclassified to profit or loss	(30,993)	(28,478)
Non-controlling interest	8,481	10,123
Other comprehensive income	(1,856)	(2,104)
Other items	10,337	12,227
TOTAL EQUITY	97,585	97,053
TOTAL LIABILITIES AND EQUITY	1,734,659	1,595,835

MEMORANDUM ITEMS: OFF BALANCE SHEET AMOUNTS
Loan commitments granted	274,075	262,737
Financial guarantees granted	12,856	10,758
Other commitments granted	92,672	75,733

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Condensed consolidated financial statements

Interim condensed consolidated income statement
EUR million

	2022	2021
Interest income	71,430	46,463
Financial assets at fair value through other comprehensive income	5,479	2,582
Financial assets at amortized cost	59,214	40,471
Other interest income	6,737	3,410
Interest expense	(32,811)	(13,093)
Interest income/ (charges)	38,619	33,370
Dividend income	488	513
Income from companies accounted for using the equity method	702	432
Commission income	15,867	13,812
Commission expense	(4,077)	(3,310)
Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net	149	628
Financial assets at amortized cost	34	89
Other financial assets and liabilities	115	539
Gain or losses on financial assets and liabilities held for trading, net	842	1,141
Reclassification of financial assets at fair value through other comprehensive income	—	—
Reclassification of financial assets from amortized cost	—	—
Other gains (losses)	842	1,141
Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss	162	132
Reclassification of financial assets at fair value through other comprehensive income	—	—
Reclassification of financial assets from amortized cost	—	—
Other gains (losses)	162	132
Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net	968	270
Gain or losses from hedge accounting, net	74	(46)
Exchange differences, net	(542)	(562)
Other operating income	1,510	2,255
Other operating expenses	(2,803)	(2,442)
Income from assets under insurance and reinsurance contracts	2,698	1,516
Expenses from liabilities under insurance and reinsurance contracts	(2,540)	(1,305)
Total income	52,117	46,404
Administrative expenses	(20,918)	(18,659)
Staff costs	(12,547)	(11,216)
Other general and administrative expenses	(8,371)	(7,443)
Depreciation and amortization	(2,985)	(2,756)
Provisions or reversal of provisions, net	(1,881)	(2,814)
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss and net gains and losses from changes	(10,863)	(7,407)
Financial assets at fair value through other comprehensive income	(7)	(19)
Financial assets at amortized cost	(10,856)	(7,388)
Impairment of investments in subsidiaries, joint ventures and associates, net	—	—
Impairment on non-financial assets, net	(239)	(231)
Tangible assets	(140)	(150)
Intangible assets	(75)	(71)
Others	(24)	(10)
Gain or losses on non-financial assets and investments, net	12	53
Negative goodwill recognized in results	—	—
Gains or losses on non-current assets held for sale not classified as discontinued operations	7	(43)
Operating profit/(loss) before tax	15,250	14,547
Tax expense or income from continuing operations	(4,486)	(4,894)
Profit/(loss) for the period from continuing operations	10,764	9,653
Profit/( loss) after tax from discontinued operations	—	—
Profit/(loss) for the period	10,764	9,653
Profit attributable to non-controlling interests	1,159	1,529
Profit/(loss) attributable to the parent	9,605	8,124

Earnings/(losses) per share
Basic	0.54	0.44
Diluted	0.54	0.44

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Glossary

GLOSSARY
•Active customer: Those customers who comply with the minimum balance, income and/or transactionality requirements as defined according to the business area
•ADR: American Depositary Receipt
•ALCO: Assets and Liabilities Committee
•APIs: Application Programming Interface
•APM: Alternative Performance Measures
•APS: Amherst Pierpont Securities
•AuMs: Assets under management
•bn: Billion
•BNPL: Buy now, pay later
•bps: basis points
•CDI: CREST Depository Interest
•CET1: Core equity tier 1
•CHF: Swiss francs
•CIB: Corporate & Investment Banking
•CNMV: Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores)
•DCB: Digital Consumer Bank
•DGF: Deposit guarantee fund
•Digital customers: Every consumer of a commercial bank’s services who has logged on to their personal online banking and/or mobile banking in the last 30 days
•ECB: European Central Bank
•EPS: Earnings per share
•ESG: Environmental, Social and Governance
•ESMA: European Securities and Markets Authority
•Fed: Federal Reserve
•Financially empowered people: People (unbanked, underbanked or financially vulnerable), who are given access to the financial system, receive tailored finance and increase their knowledge and resilience through financial education.
•FX: Foreign Exchange
•GDP: Gross Domestic Product
•IFRS 9: International Financial Reporting Standard 9, regarding financial instruments
•IMF: International Monetary Fund
•IPO: Initial Public Offering
•LCR: Liquidity Coverage Ratio
•LLPs: Loan-loss provisions
•Loyal customers: Active customers who receive most of their financial services from the Group according to the commercial segment that they belong to. Various engaged customer levels have been defined taking profitability into account
•MDA: Maximum Distribution Amount
•mn: Million
•NII: Net Interest Income
•NPLs: Non-performing loans
•NPS: Net Promoter Score
•PBT: Profit before tax
•PoS: Point of Sale
•pp: percentage points
•QoQ: Quarter-on- quarter
•Repos: Repurchase agreements
•RoA: Return on assets
•RoE: Return on equity
•RoRWA: Return on risk-weighted assets
•RoTE: Return on tangible equity
•RWAs: Risk-weighted assets
•SAM: Santander Asset Management
•SBNA: Santander Bank N.A.
•SCF: Santander Consumer Finance
•SCIB: Santander Corporate & Investment Banking
•SC USA: Santander Consumer USA
•SEC: Securities and Exchanges Commission
•SMEs: Small and medium enterprises
•SRF: Single resolution fund
•TLAC: The total loss-absorption capacity requirement which is required to be met under the CRD V package
•TLTRO: Targeted longer-term refinancing operations
•TNAV: Tangible net asset value
•VaR: Value at Risk
•WM&I: Wealth Management & Insurance
•YoY: Year-on-year

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Important Information

IMPORTANT INFORMATION
Non-IFRS and alternative performance measures
This report contains financial information prepared according to International Financial Reporting Standards (IFRS) and taken from our consolidated financial statements, as well as alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures. The APMs and non-IFRS measures were calculated with information from Grupo Santander; however, they are neither defined or detailed in the applicable financial reporting framework nor audited or reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider them to be useful metrics for our management and investors to compare operating performance between accounting periods. Nonetheless, the APMs and non-IFRS measures are supplemental information; their purpose is not to substitute IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. For further details on APMs and Non-IFRS Measures, including their definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see the 2021 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on 1 March 2022, as updated by the Form 6-K filed with the SEC on 8 April 2022 in order to reflect our new organizational and reporting structure, as well as the section “Alternative performance measures” of the annex to the Banco Santander, S.A. (Santander) Q4 2022 Financial Report, published as Inside Information on 2 February 2023. These documents are available on Santander’s website (www.santander.com). Underlying measures, which are included in this report, are non-IFRS measures.
The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the businesses included and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries.
Non-financial information
This report contains, in addition to financial information, non-financial information (NFI), including environmental, social and governance-related metrics, statements, goals, commitments and opinions.
NFI is included to comply with Spanish Act 11/2018 on non-financial information and diversity and to provide a broader view of our impact. NFI is not audited nor, save as expressly indicated under ‘Auditors’ review’, reviewed by an external auditor. NFI is prepared following various external and internal frameworks, reporting guidelines and measurement, collection and verification methods and practices, which are materially different from those applicable to financial information and are in many cases emerging and evolving. NFI is based on various materiality thresholds, estimates, assumptions, judgments and underlying data derived internally and from third parties. NFI is thus subject to significant measurement uncertainties, may not be comparable to NFI of other companies or over time or across periods and its inclusion is not meant to imply that the information is fit for any particular purpose or that it is material to us under mandatory reporting standards. NFI is for informational purposes only and without any liability being accepted in connection with it except where such liability cannot be limited under overriding provisions of applicable law.
Forward-looking statements
Santander hereby announces that this report contains “forward-looking statements” as per the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements can be understood through words and expressions like “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future”, “commitment”, “commit”, “focus”, “pledge” and similar expressions. They include (but are not limited to) statements on future business development, shareholder remuneration policy and NFI. However, risks, uncertainties and other important factors may lead to developments and results to differ materially from those anticipated, expected, projected or assumed in forward-looking statements. The following important factors (and others described elsewhere in this report and other risk factors, uncertainties or contingencies detailed in our most recent Form 20-F and subsequent 6-Ks filed with, or furnished to, the SEC), as well as other unknown or unpredictable factors, could affect our future development and results and could lead to outcomes materially different from what our forward-looking statements anticipate, expect, project or assume: (1) general economic or industry conditions (e.g., an economic downturn; higher volatility in the capital markets; inflation; deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the war in Ukraine or the COVID-19 pandemic in the global economy) in areas where we have significant operations or investments; (2) climate-related conditions, regulations, targets and weather events; (3) exposure to various market risks (e.g., risks from interest rates, foreign exchange rates, equity prices and new benchmark indices); (4) potential losses from early loan repayment, collateral depreciation or counterparty risk; (5) political instability in Spain, the UK, other European countries, Latin America and the US; (6) legislative, regulatory or tax changes (including regulatory capital and liquidity requirements), especially in view of the UK´s exit from the European Union and increased regulation prompted by financial crises; (7) acquisition integration challenges arising from deviating management’s resources and attention from other strategic opportunities and operational matters; and (8) uncertainty over the scope of actions that may be required by us, governments and others to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and governmental standards and regulations; and (9) changes affecting our access to liquidity

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Important Information
and funding on acceptable terms, especially due to credit spread shifts or credit rating downgrades for the entire group or core subsidiaries.
Forward looking statements are based on current expectations and future estimates about Santander’s and third-parties’ operations and businesses and address matters that are uncertain to varying degrees, including, but not limited to developing standards that may change in the future; plans, projections, expectations, targets, objectives, strategies and goals relating to environmental, social, safety and governance performance, including expectations regarding future execution of Santander’s and third-parties’ energy and climate strategies, and the underlying assumptions and estimated impacts on Santander’s and third-parties’ businesses related thereto; Santander’s and third-parties’ approach, plans and expectations in relation to carbon use and targeted reductions of emissions; changes in operations or investments under existing or future environmental laws and regulations; and changes in government regulations and regulatory requirements, including those related to climate-related initiatives.
Forward-looking statements are aspirational, should be regarded as indicative, preliminary and for illustrative purposes only, speak only as of the date of this report, are informed by the knowledge, information and views available on such date and are subject to change without notice. Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise, except as required by applicable law.
Not a securities offer
This report and the information it contains does not constitute an offer to sell nor the solicitation of an offer to buy any securities.
Past performance does not indicate future outcomes
Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or results (including earnings per share) will necessarily be the same or higher than in a previous period. Nothing in this report should be taken as a profit and loss forecast.
Third Party Information
In this report, Santander relies on and refers to certain information and statistics obtained from publicly-available information and third-party sources, which it believes to be reliable. Neither Santander nor its directors, officers and employees have independently verified the accuracy or completeness of any such publicly-available and third-party information, make any representation or warranty as to the quality, fitness for a particular purpose, non-infringement, accuracy or completeness of such information or undertake any obligation to update such information after the date of this report. In no event shall Santander be liable for any use by any party of, for any decision made or action taken by any party in reliance upon, or for inaccuracies or errors in, or omission from, such publicly-available and third-party information contained herein. Any sources of publicly-available information and third-party information referred or contained herein retain all rights with respect to such information and use of such information herein shall not be deemed to grant a license to any third party.

This document is a translation of a document originally issued in Spanish. Should there be any discrepancies between the English and the Spanish versions, only the original Spanish version should be binding.

January - December 2022	89

Investor Relations

Ciudad Grupo Santander
Edificio Pereda, 2nd floor
Avda de Cantabria s/n
28660 Boadilla del Monte
Madrid (España)
e-mail: investor@gruposantander.com

Legal Head Office:
Paseo Pereda 9-12, Santander (Spain)

Operational Head Office:
Ciudad Grupo Santander
Avda. de Cantabria s/n
28660 Boadilla del Monte, Madrid (Spain)

Santander

santander.com

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: 2 February 2023	By:	/s/ José García Cantera
	Name:	José García Cantera
	Title:	Chief Financial Officer